
06019222

HypoVereinsbank


Member of
UniCredit Group

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, November 29th, 2006

Hypotheken Und Wechsel

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated November 14th, 2006 commenting on HypoVereinsbank's nine-month results 2006
- Investor Relations Release dated November 16th, 2006 commenting on HVB selling shares of Munich Re
- Investor Relations Release dated November 22th, 2006 commenting on Postbank taking over HypoVereinsbank's payment process
- Interim Report at September 30, 2006

You will receive the items listed above in both the German and the English language.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL


RECEIVED
PROCESSING
2006
WASH, D.C.
160
SECTION

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan E.
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

12/14

Enclosure

HypoVereinsbank Member of UniCredit Group

82-3777

INVESTOR RELATIONS RELEASE NOVEMBER 14, 2006

Nine-month results 2006: good operating business performance - HVB Group new fully on a road to success

- **HVB Group new: reporting excluding discontinued operations in Austria and CEE; new income-statement and divisional structure; adjustment of comparative periods**
- **Operating profit (€1,785 million) grows very significantly year-on-year in the first nine months, by 51.5%**
  - **Total revenues increase by 12.4%: net interest income edges down slightly, as expected; net fees and commissions (€1,356 million) advance 4.6%, adjusted for consolidation and currency effects by 7.8%**
  - **Net trading income (€673 million) rises by a factor of almost 2.5**
  - **Operating costs (€2,789 million) decrease by 3.6%**
- **Net write-downs on loans and provisions (€638 million) decline slightly, by 1.1%**
- **Profit before tax (€1,744 million) more than quadruples and more than triples after adjustment for the gain on the disposal of Activest**
- **Net profit (€1.304 million) more than quintuples and more than triples on an adjusted basis**
- **ROE before taxes: 28.1% (adjusted for the gain on the disposal of Activest: 19.5%); ROE after taxes: 23.8% (adjusted 14.1%)**
- **Cost-income ratio clearly improves to 61.0% (09/05: 71.1%).**

Changes in the reporting structure:

Today, HVB Group is presenting its interim report at September 30, 2006. The integration of HypoVereinsbank into the UniCredit Group is reflected in a modified reporting

and segment structure. In addition, the transactions approved by the Shareholders' Meeting of October 25 have an impact on the interim report:

- For the first time, HypoVereinsbank is presenting its interim report in accordance with the income-statement structure used by UCI in its capital-markets communications. An explanation of the key differences compared to the income-statement structure hitherto used by HVB is included in the interim report. In the following, figures referring to HVB prior to the transfer of "discontinued operations" according to IFRS 5 correspond to full HVB Group and after the transfer accordingly to HVB Group new.
- Within the UniCredit Group, HypoVereinsbank will focus on Germany as its core market in the future. In addition, it will bundle all investment banking activities of the UniCredit Group. The transfers of the activities in Austria and CEE, which were decided on by the Management Board and Supervisory Board of HypoVereinsbank on September 12, 2006, and approved by the Extraordinary Shareholders' Meeting on October 25, 2006, result in "discontinued operations" as per IFRS 5. The results of discontinued operations are shown in the income statement only after profit after taxes and minority interests of HVB Group new. **The income statement presented for HVB Group new today does not reflect the potential earning power of the HVB Group new, neither for the past nor for the future.** In the results reported for HVB Group new, the capital tie-up associated with the holdings in entities earmarked for transfer are not offset by adequate revenues (dividends or other primary income from the participations). Going forward, the transaction proceeds generated, however, will give HypoVereinsbank substantial opportunities to expand its business in its core competencies through organic and external growth and thus enhance its earning power and profitability.
- Within the context of the integration into the UniCredit Group, the market-related activities of HypoVereinsbank have been restructured and placed in group-wide operating divisions: Retail, Corporates & Commercial Real Estate Financing, Wealth Management, and Markets & Investment Banking. The newly aligned "Other/Consolidation" division is comprised of the Global Banking Service and Group Corporates Centre activities and consolidation effects. Group Corporates Centre activities include the former RER business segment and the newly defined Special Credit Portfolio (SCP).

Overall, the income statement and segment report can thus no longer be compared with the results published for previous periods, which have been adjusted accordingly. For comparison purposes, adjusted figures have been computed for the preceding quarters, Q1/06 and Q2/06, and for the nine-month comparison of 2005 with 2006. All figures shown below represent the financial performance of HVB Group new, which means excluding the "discontinued operations" according to IFRS 5.

Overview

In the first nine months of 2006, HVB Group new recorded a decidedly pleasing financial trend. Operating profit increased by more than 50% compared to the previous year. This was due to both a noticeable increase in total revenues and successful cost-reduction measures: while net interest income - as expected - edged down slightly by 2.3%, in particular on account of the strategic portfolio reduction in the Real Estate Restructuring segment, net non-interest income grew substantially, with net fees and commissions climbing 4.6% and net trading income increasing by a factor of almost 2.5.

At the same time, operating costs declined 3.6%. This increase of productivity resulted in a very clearly improved cost-income ratio of 10.1%-points to 61.0%. Net write-downs of loans and provisions decreased slightly, by 1.1%, compared to the previous year's level. Profit before tax exceeded its year-earlier level by a factor of 4.4. Net profit quintupled. Return on equity before taxes stood at 28.1%, adjusted for the gain on the disposal of Activest at 19.5%. Thus, HVB was thus fully in line with the ambitious full-year targets.

Given an isolated view of the third quarter 2006, the dynamics of the very high financial performance of the previous quarters weakened, as was expected, also due to seasonal effects. Net interest income decreased compared to the second quarter. Net trading income increased slightly, whereas net fees and commissions stayed slightly shy of the very strong previous quarter. General administrative expenses edged up only marginally in the third quarter. Net write-downs of loans and provisions increased. Due to the gain on the disposal of Activest, HVB achieved the highest quarterly results of this year so far in profit before tax and net profit.

Dr. Wolfgang Sprissler, Board Spokesman of HVB Group: "The results of the first nine months, which were driven by good development of total revenues, exceeded our expectations. We see ourselves well on our way towards achieving the targets we have set for full-year 2006, even though the third quarter did not fully match the outstanding trend witnessed in the first half of the year. All in all, in view of the strategic course HypoVereinsbank has adopted, I am very confident that we will clearly and sustainably increase our profitability in the German market."

Detailed breakdown of the results:

Compared to the second quarter (€851 million), net interest income decreased 5.6% in the third quarter, to €803 million. The decline is largely due to seasonally higher dividend income in the second quarter. By contrast, net interest income after adjustment for dividend income climbed 1.9%, to €766 million. After nine months, net interest income stood at €2,506 million and was thus 2.3% below the previous year's level (€2,565 million). The decline is mainly due to the strategically planned volume reduction in real estate loans, in particular in the Real Estate Restructuring segment (which has now been incorporated in "Other/Consolidation" division in the new structure).

In the third quarter, net fees and commissions of €371 million came in below (-17.0%) the very pleasing result recorded in the second quarter (€447 million), the reason being seasonal effects, a temporary influence on profit due to the impact of the divisional reorganisation and the deconsolidation of the Activest companies. Adjusted for the deconsolidation of the Activest companies, the decline was 10%. At €1,356 million after nine months, they significantly exceeded the previous year's level (€1,296 million) by a pleasing 4.6%, reflecting substantially higher income contributions from the securities and custodian business (8.5%) and thereby also the sale of innovative financial products. Also other service lines likewise recorded favourable performance, e.g. the lending business (+8.8%). Adjusted for consolidation effects (mainly the deconsolidation of the Activest companies) and currency effects, total net fees and commissions increased by 7.8%. Net trading income delivered, after a record result in the first quarter 2006 (€297 million) given the very friendly capital market environment, also stable earnings contributions in the second quarter (€185 million) and third quarter (€ 191 million). In the nine-

month comparison, net trading income of €673 million more than doubled versus the year-earlier level of €249 million.

Compared to the figure posted for the second quarter (€-16 million), net other income/expenses declined only marginally, to €-4 million. At the end of September 2006, the positive balance amounted to €39 million, after a negative balance of €-75 million had been recorded in the previous year due to absorbed losses associated with HVB Immobilien AG. In the third quarter, total revenues declined 9.2%, to €1,361 million compared to the previous quarter (€1,499 million), also because of the fact that fee and commission income, which was additionally affected by the deconsolidation of the Activest companies, was somewhat less buoyant for seasonal and integration-related reasons. On a year-on-year basis, total revenues advanced by a pleasing 12.4%, from €4,071 million to €4,574 million.

At €919 million, operating costs edged up slightly by 1.4%, in the third quarter, due, among other things, to an increase in other administrative expenses versus the previous quarter. In a nine-month comparison, operating costs of €2,789 million were 3.6% below the year-earlier level (€2,893 million). The increase in payroll costs (+6%), which was mainly attributable to higher provisions for performance-related bonus payments in Markets & Investment Banking, was more than offset by a substantial decline in other administrative expenses (-11.9%) and significantly lower amortisation and depreciation on tangible and intangible assets (-28.1%). On balance, first-time consolidation and currency effects still increased costs, whereby the effects of the first-time consolidation of the HVB Immobilien AG sub-group were partly offset by those resulting from the deconsolidation of the Activest companies. The cost-income ratio improved to 61.0% (9M/2005: 71.1%).

Net write-downs of loans and provisions for HVB Group new came to €638 million in the first nine months of 2006 and are fully in line with our expectation. Following the conversion of loan-loss provisions as of the interim report at June 30, 2006, the quarterly figures can now be subject to fluctuations: in HVB Group new, the third quarter thus saw a quarter-on-quarter increase of 11.9%, while a nine-month comparison shows a slight decline of 1.1%, to €638 million (9M/05: €645 million).

At €442 million, third-quarter operating profit came in 25.5% below the good result recorded in the second quarter (€593 million). Although the quarterly results in 2006 show an - expected - decline, starting from the record level posted in the first quarter, all figures in the current financial year are still significantly above the average quarterly profit of the entire previous year. After nine months, operating profit stood at €1,785 million and thus increased substantially by more than half, versus the previous-year level (€1,178 million). This means that the sustained earnings improvement discernible in financial year 2005 also continued during the first nine months of 2006.

In the third quarter, net income from investments of €551 million included the gain on the disposal of the three Activest companies of €533 million. After nine months, net income from investments amounted to €689 million. This figure also takes account of gains from the disposal of shares in Babcock & Brown Ltd. (€55 million) in the first quarter and the gain on the sale of Lufthansa shares of €40 million in the second quarter. The previous year's result of €-120 million was, among other things, burdened by one-time expenses associated with the acquisition of properties from the fund assets of a real estate subsidiary. Non-scheduled impairments on goodwill were not necessary up to the end of September 2006.

Profit before tax of HVB Group new stood at €724 million in the third quarter, which corresponds to a further increase of 75.7% versus the result of the second quarter (€412 million). After adjustment for the gain on the disposal of the Activest companies of €533 million, it came to €191 million. With €1,744 million after nine months, it more than quadrupled compared to the previous-year level (€400 million). Even excluding the gain on the disposal of Activest companies, profit before tax nearly tripled. After taxes and minority interests, HVB Group new generated net profit of €650 million in the third quarter - which thus more than doubled versus the already strong previous quarter (€262 million). After adjustment for the Activest disposals, net profit was comparably lower than in the strong previous quarter, coming to €117 million. Net profit after nine months stood at €1,304 million for the HVB Group new, which corresponds to five times the level recorded in the previous year (€241 million); after adjustment for Activest, net profit still tripled year-on-year.

Segment reporting of the restructured operating divisions at September 30, 2006 of HVB Group new:

Compared to the results for the first nine months of 2005, all four operating divisions recorded significant advances in their profit before tax. The individual divisions made the following contributions to profit before tax of €1,744 million in the HVB Group new:

Retail	€127 million
Corporates & Commercial Real Estate Financing	€454 million
Markets & Investment Banking	€947 million
Wealth Management	€691 million
(including the gain on the disposal of Activest of €533 million)	
Other/Consolidation	€-475 million.

The repositioned Retail division recorded successful business performance in the first nine months of 2006, with operating profit almost doubling versus the previous year. In this context, revenues rose by €28 million, or 2.1%, mainly driven by the increase in net fees and commissions of 4.9%, which resulted from continued successful sale of innovative investment products. Net interest income increased slightly, by 1.3% year on year, also because of the growth recorded in consumer finance and volume and margin increases in the deposit business. Operating profit thus increased to €261 million. In addition to the growth of operating revenues, operating costs strongly declined by 7.7%, which, despite a slight increase in payroll costs, could be reduced significantly among others thanks to the PRO efficiency-enhancement program. This resulted in a significant improvement in the cost-income ratio, to 80.5%. After having reported a negative profit before tax previously, this division has seen a clear earnings turnaround by now reaching a profit before tax of €127 million.

Following the re-organisation, the Corporates & Commercial Real Estate Financing division is comprised of the Corporates sub-division and the Commercial Real Estate Financing sub-division.

Starting from the high level already reached in the previous year, the Corporates sub-division, which focuses on the small and medium-sized corporate customers ("Mittelstand"), increased its profit before tax by 39%, to €385 million. Apart from the fact that

net write-downs of loans and provisions were about one fourth lower, the significant increase in operating profit, by 13.6% to €509 million, contributed to this performance. Thanks to stringent cost management, operating costs declined by 13%. The growth in operating revenues was mainly due to a 5.4% increase in net fees and commissions. Net interest income went up 0.5%. Together, revenue growth and cost reductions resulted in a significant improvement in the cost-income ratio, which stood at 39.2%.
In 2006, the Commercial Real Estate Financing sub-division continued its restructuring program initiated in 2005, in particular the reduction of unprofitable portfolios. At €69 million, profit before tax corresponded to three times the level recorded in the previous year. Apart from a 35% reduction net write-downs of loans and provisions, the 13.4% increase in operation profit played a role in this context. Operating costs decreased by approximately one fourth. Against the background of relatively stable quarterly contributions, operating revenues edged up slightly, by 1.2%, with both net fees and commissions and net interest income showing increases.

The Markets & Investment Banking (MIB) division increased its profit before tax by 42.6% year-on-year in the first nine months of 2006. This performance was almost exclusively due to the improvement in operating profit, which was driven by an increase in operating revenues by €342 million, or 24.6%. In particular, net trading profit was extraordinarily strong, nearly doubling versus the previous year. In addition, net fees and commissions increased by 18.2%. Although operating costs went up due to higher performance-related bonus payments, the cost-income ratio improved to 48.4%.

The Wealth Management division, which is reporting results for the first time, generated an operating profit of €156 million and thus exceeded the corresponding previous-year figure (€132 million) by 18.2%. Net interest income was the key driver. At -0.7%, operating revenues were slightly below the year-earlier level of €417 million. Operating costs decreased by 9.4%, to €261 million. This translates into a cost-income ratio of 62.6%. Profit before tax was shaped by the disposal gain of €533 million resulting from the sale of the Activest companies to Pioneer. In this context, it should be noted that income contributions from the disposed Activest companies are lacking in the third quarter 2006 in the comparison to both the previous quarter and Q3 2005. After adjustment for the disposal gain, profit before tax came to €158 million at the end of September 2006. This corresponds to an increase of 17%.

The restructured Other/Consolidation division is comprised of the Global Banking Services and Group Corporate Centre sub-segments, including the income contribution from the newly established Special Credit Portfolio and the hitherto separately reported Real Estate Restructuring segment, which have been incorporated into this division. After the first nine months, the operating revenues of this division amounted to €86 million, after €-36 million in the previous year. This earnings improvement is largely due to the burdens resulting from absorbed losses associated with the Immobilien AG subgroup in the previous year, which have decreased significantly this year, as expected. The operating profit improved by €105 million year-on-year, to €-160 million. Profit before tax was strongly impacted by net write-downs of loans and provisions for the newly created Special Credit Portfolio of €323 million.

Risk-weighted assets and capital ratios of HVB Group new

Risk-weighted assets compliant with the German Banking Act (KWG) of HVB Group new amounted to €154.1 billion (€159.6 billion at December 31, 2005). The core capital ratio as measured under KWG stood at 10.0% incl. market risk positions (9.6% incl. market risk positions at December 31, 2005.

Overall operating performance of total HVB Group (old)

The full HVB Group (also including discontinued operations) continued to build strongly on its good operating performance through the nine months of 2006. The operating profit rose a sharp €1,096 million, or 45%, to €3,533 million compared to the same period last year. This growth in earnings was due to the 16.7% rise in total revenues. Hence, we have comfortably met the targets of achieving a significant rise in total revenues and a substantial improvement in our cost-income ratio. We were able to improve the cost-income ratio to 58.6% as a result of the growth in revenues (September 30, 2005: 66.7%).

The results below the operating profit line benefited strongly from the gain of €669 million realized on the disposal of HVB Splitska banka, part of the BA-CA sub-group, in the second quarter of 2006 and the gain of €533 million from the sale of three Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG and Activest Investmentgesellschaft Luxembourg S.A.) to Pioneer Global

Asset Management S.p.A., which was posted in the third quarter of 2006. Net income from investments rose to €1.387 million, primarily as a result of the disposal gains of HVB Splitska banka and the Activest companies. At €3,762 million, profit before tax rose by a factor of 1.4 over the corresponding figure for the previous year and, at almost €2,548 million, net profit tripled after deducting minorities. After nine months of 2006, return on equity stands at 29.8%. Thus, we easily met our expectations for return on equity after taxes – even when adjusted for the gains on the disposal of HVB Splitska banka and the Acitvest companies – at 17.6% after 10.4% at September 30, 2005.

Financial Highlights – HVB Group[1] (old)

Key indicators (in %)	1/1/–9/30/2006	1/1/–9/30/2005
RoE after taxes, adj. for the gain on disposal of HVB Splitska banka and Activest comp.	17.6 %	--
Return on equity after taxes	29.8 %	10.4[2] %
RoE before taxes, adj. for the gain on disposal of HVB Splitska banka and Activest comp.	23.3 %	--
Return on equity before taxes	34.2 %	14.8[2]%
Cost-Income-Ratio (based on operating revenues)	58.6 %	66.7 %
Operating performance	**1/1/–9/30/2006**	**1/1/–9/30/2005**
Operating profit (€ millions)	3,533	2,437
Profit before tax (€ millions)	3,762	1,574
Net profit attributable to HVB Group old (€ millions)	2,548	890
Earnings per share, adjusted for the gain on disposal of HVB Splitska banka and Activest companies (€)	2.00	--
Earnings per share (€)	3.39	1.19
Balance sheet figures (€ billions)	**12/31/2006**	**12/31/2005**
Total assets	495.1	493.7[2]
Total volume of lending	322.9	332.6
Shareholders' equity	18.5	15.4[2]
Key capital ratios compliant with KWG rules	**12/31/2006**	**12/31/2005[3]**
Core capital (€ billions)	17.1	17.1
Equity funds (€ billions)	25.6	26.0
Risks assets (€ billions)	236.0	232.5
Core capital ratio (%)	7.3 %	7.3 %
Equity funds ratio (%)	10.4 %	10.6 %
Share information	**1/1/–9/30/2006**	**2005**
Share price: Reporting date (€)	34.50	25.61
High (€)	35.13	26.85
Low (€)	25.52	16.30
Market capitalization at reporting date (€ billions)	25.9	19.2
	12/31/2006	**12/31/2005**
Employees	60,881	61,251
Branch offices	2,378	2,316

[1] Based on full HVB Group including the figures for discontinued operations
[2] Previous-year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other information")
[3] As per approved financial statements

Income Statement from January 1 to September 30, 2006 – HVB Group (new)

Income/expenses	1/1/–9/30/2006 in € m	1/1/–9/30/2005 in € m	Change in € m	Change in %
Net interest	2,322	2,406	(84)	- 3.5 %
Dividends and other income from equity investments	184	159	25	15.7 %
Net interest income	**2,506**	**2,565**	**(59)**	**- 2.3 %**
Net fees and commissions	1,356	1,296	60	4.6 %
Net trading, hedging and fair value income	673	285	388	>+100 %
Net other expenses/income	39	(75)	114	
Net non-interest income	**2,068**	**1,506**	**562**	**37,3 %**
TOTAL REVENUES	**4,574**	**4,071**	**503**	**12.4 %**
Payroll costs	1,699	1,599	100	6.3 %
Other administrative expenses	867	984	(117)	- 11.9 %
Amortisation, depreciation and impairment losses on intangible and tangible assets	223	310	(87)	- 28.1 %
Operating costs	**2,789**	**2,893**	**(104)**	**- 3.6 %**
OPERATING PROFIT	**1,785**	**1,178**	**607**	**51.5 %**
Provisions for risks and charges	73	13	60	>+100 %
Write-down on goodwill	0	0	0	0,0%
Integration costs	19	0	19	>+100 %
Net write-down of loans and provisions for guarantees and commitments	638	645	(7)	- 1.1 %
Net income from investments	689	(120)	809	
PROFIT BEFORE TAX	**1,744**	**400**	**1,344**	**>+100 %**
Income tax for the period	375	162	213	>+100 %
NET PROFIT	**1,369**	238	**1,131**	**>+100 %**
Minorities	(65)	3	(68)	
NET PROFIT TO HVB GROUP NEW[1]	**1,304**	**241**	**1,063**	**>+100 %**
Net profit (loss) after tax of discontinued operations	1,762	955	807	84.5 %
Minority interest in the net profit (loss) of discontinued operations	(518)	(306)	(212)	- 69.3 %
NET PROFIT OF FULL HVB GROUP	**2,548**	**890**	**1,658**	**>+100 %**

[1] Without the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (= Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and HVB AG branches in Vilnius and Tallinn)

Income Statement from January 1 to September 30, 2006 – Full HVB Group[1] (old)

Income/expenses	1/1–9/30/2006 in € m	1/1–9/30/2005 in € m	Change in € m	Change in %
Net interest	4,348	4,198	150	3.6%
Dividends and other income from equity investments	360	340	20	5.9%
Net interest income	**4,708**	**4,538**	**170**	**3.7%**
Net fees and commissions	2,677	2,352	325	13.8%
Net trading, hedging and fair value income	1,060	496	564	>+100%
Net other expenses/income	88	(74)	162	
Net non-interest income	**3,825**	**2,774**	**1,051**	**37.9%**
TOTAL REVENUES	**8,533**	**7,312**	**1,221**	**16.7%**
Payroll costs	2,966	2,701	265	9.8%
Other administrative expenses	1,618	1,664	(46)	- 2.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	416	510	(94)	- 18.4%
Operating costs	**5,000**	**4,875**	**125**	**2.6%**
OPERATING PROFIT	**3,533**	**2,437**	**1,096**	**45.0%**
Provisions for risks and charges	79	12	67	>+100%
Write-down on goodwill	0	0	0	0.0%
Integration costs	22	60	(38)	- 63.3%
Net write-down of loans and provisions for guarantees and commitments	1,057	974	83	8.5%
Net income from investments	1,387	183	1,204	>+100%
PROFIT BEFORE TAX	**3,762**	**1,574**	**2,188**	**>+100%**
Income tax for the period	631	381	250	65.6%
NET PROFIT	**3,131**	1,193	**1,938**	**>+100 %**
Minorities	(583)	(303)	(280)	- 92.4 %
NET PROFIT ATTRIBUTABLE TO THE HVB GROUP OLD	**2,548**	**890**	**1,658**	**>+100 %**

[1] Including the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (=Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn)

Consolidated balance sheet as of September 30, 2006 Full HVB Group

Assets	9/30/2006 *in € m*	9/30/2005 *in € m*	Change	
			in € m	*in %*
Cash reserve	6,704	7,757	(1,053)	*- 13.6 %*
Assets held for trading purposes	103,217	103,519	(302)	*- 0.3 %*
Placements with, and loans and advances to, other banks	70,669	57,229	13,440	*23.5 %*
Loans and advances to customers	264,996	274,643	(9,647)	*- 3.5 %*
Allowances for losses on loans and advances	(10,292)	(12,511)	2,219	*17.7 %*
Investments	44,424	45,419	(995)	*- 2.2 %*
Property, plant and equipment	2,704	2,723	(19)	*- 0.7 %*
Intangible assets	2,708	2,776	(68)	*- 2.4 %*
Income tax assets	3,347	3,291	56	*1.7 %*
Other assets	4,994	5,573	(579)	*- 10.4 %*
Non-current assets or disposal groups held for sale[1)]	1,634	3,240	(1,606)	*- 49.6 %*
Total assets	**495,105**	**493,659**	**1,446**	***0.3 %***

[1)] Adjusted for companies defined as discontinued operations.

Consolidated balance sheet as of September 30, 2006 Full HVB Group (continued)

Shareholders' equity and liabilities	9/30/2006 in € m	9/30/2005 in € m	Change in € m	Change in %
Deposits from other banks	118,785	113,739	5,046	*4.4 %*
Amounts owed to other depositors	160,783	158,421	2,362	*1.5 %*
Promissory notes and other liabilities evidenced by paper	102,502	105,982	(3,480)	*- 3.3 %*
Liabilities held for trading purposes	61,108	63,638	(2,530)	*- 4.0 %*
Provisions	5,778	5,672	106	*1.9 %*
Income tax liabilities	2,155	1,891	264	*14.0 %*
Other liabilities	8,578	9,406	(828)	*- 8.8 %*
Subordinated capital	16,794	17,612	(818)	*- 4.6 %*
Liabilities of disposal groups held for sale[1]	82	1,887	(1,805)	*- 95.7 %*
Shareholders' equity	18,540	15,411	3,129	*20.3 %*
Shareholders' equity attributable to shareholders of HVB AG	15,059	12,358	2,701	*21.9 %*
Subscribed capital	2,252	2,252	0	*0.0 %*
Additional paid-in capital	9,125	9,128	(3)	*0.0 %*
Other reserves	19	58	(39)	*- 67.2 %*
Change in valuation of financial instruments	1,115	729	386	*52.9 %*
AfS reserve	1,142	871	271	*31.1 %*
Hedge reserve	(27)	(142)	115	*81.0 %*
Net profit 2005	0	191	(191)	*- 100.0 %*
Net profit (loss) 1/1 – 30/9	2,548	0	2,548	*100.0 %*
Minority interest	3,481	3,053	428	*14.0 %*
Total shareholders' equity and liabilities	**495,105**	**493,659**	**1,446**	**0.3 %**

[1] Adjusted for companies defined as discontinued operations.

Income statement by division January 1 to September 30, 2006

in € m	Retail	Wealth Management	Corporates & Comm. Real Estate Financing	Markets & Investment Banking	Others/Consolidation	HVB Group new	Discontinued operations	HVB Group old
TOTAL REVENUES								
1/1/ - 9/30/2006	1,338	417	1,003	1,730	86	4,574	3,959	8,533
1/1/ - 9/30/2005	1,310	420	989	1,388	(36)	4,071	3,241	7,312
Change in %	2.1 %	- 0.7 %	1.4 %	24.6 %	>+100 %	12.4 %	22.2 %	16.7 %
Operating costs								
1/1/ - 9/30/2006	1,077	261	367	838	246	2,789	2,211	5,000
1/1/ - 9/30/2005	1,167	288	429	780	229	2,893	1,982	4,875
Change in %	- 7.7 %	- 9.4 %	- 14.5 %	7.4 %	7.4 %	- 3.6 %	11.6 %	2.6 %
OPERATING PROFIT								
1/1/ - 9/30/2006	261	156	636	892	(160)	1,785	1,748	3,533
1/1/ - 9/30/2005	143	132	560	608	(265)	1,178	1,259	2,437
Change in %	82.5 %	18.2 %	13.6 %	46.7 %	39.6 %	51.5 %	38.8 %	45.0 %
Net write-downs of loans and provisions for guarantees and commitments								
1/1/ - 9/30/2006	130	2	179	4	323	638	419	1,057
1/1/ - 9/30/2005	174	1	248	39	183	645	329	974
Change in %	- 25.3 %	>+100 %	- 27.8 %	- 89.7 %	76.5 %	- 1.1 %	27.4 %	8.5 %
Other items[1]								
1/1/ - 9/30/2006	(4)	537	(3)	59	8	597	689	1,286
1/1/ - 9/30/2005	9	4	(13)	95	(228)	(133)	244	111
Change in %	>+100 %	>+100 %	76.9 %	- 37.9 %	>+100 %	>+100 %	>+100 %	>+100 %
PROFIT BEFORE TAX								
1/1/ - 9/30/2006	127	691	454	947	(475)	1,744	2,018	3,762
1/1/ - 9/30/2005	(22)	135	299	664	(676)	400	1,174	1,574
Change in %	>+100 %	>+100 %	51.8 %	42.6 %	29.7 %	>+100 %	71.9 %	>+100 %

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, integration costs and net income from investments

Income statement of the Retail division

Income/expenses	**1/1/ - 9/30/2006** *in € m*	**1/1/ - 9/30/2005** *in € m*	**Q3/2006** *in € m*	**Q2/2006** *in € m*	**Q1/2006** *in € m*
Net interest income	**835**	**824**	**285**	**270**	**280**
Net fees and commissions	489	466	139	154	196
Net trading, hedging and fair value income	0	1	(1)	2	(1)
Net other expenses/income	14	19	(2)	11	5
Net non-interest income	**503**	**486**	**136**	**167**	**200**
TOTAL REVENUES	**1,338**	**1,310**	**421**	**437**	**480**
Payroll costs	425	412	139	145	141
Other administrative expenses	652	755	227	210	215
Operating costs	**1,077**	**1,167**	**366**	**355**	**356**
OPERATING PROFIT	**261**	**143**	**55**	**82**	**124**
Integration costs	2	0	1	1	0
Net write-downs of loans and provisions for guarantees and commitments	130	174	50	51	29
Net income from investments and other items[1]	(2)	9	(4)	1	1
PROFIT BEFORE TAX	**127**	**(22)**	**0**	**31**	**96**
Cost-Income-Ratio in %	**80.5**	**89.1**	**86.9**	**81.2**	**74.2**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Income statement of the Wealth Management division

Income/expenses	**1/1/ - 9/30/2006** *in € m*	**1/1/ - 9/30/2005** *in € m*	**Q3/2006** *in € m*	**Q2/2006** *in € m*	**Q1/2006** *in € m*
Net interest income	**116**	**106**	**40**	**40**	**36**
Net fees and commissions	311	315	62	114	135
Net trading, hedging and fair value income	(12)	(7)	1	(8)	(5)
Net other expenses/income	2	6	(1)	3	0
Net non-interest income	**301**	**314**	**62**	**109**	**130**
TOTAL REVENUES	**417**	**420**	**102**	**149**	**166**
Payroll costs	91	95	25	34	32
Other administrative expenses	170	193	43	65	62
Operating costs	**261**	**288**	**68**	**99**	**94**
OPERATING PROFIT	**156**	**132**	**34**	**50**	**72**
Integration costs	2	0	2	0	0
Net write-downs of loans and provisions for guarantees and commitments	2	1	2	(4)	4
Net income from investments and other items[1]	539	4	533	4	2
PROFIT BEFORE TAX	**691**	**135**	**563**	**58**	**70**
Cost-Income-Ratio in %	**62.6 %**	**68.6 %**	**66.7 %**	**66.4 %**	**56.6 %**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Income statement of the Corporates & Commercial Reals Estate Financing division

Corporates sub-division

Income/expenses	1/1/ - 9/30/2006 *in € m*	1/1/ - 9/30/2005 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*	Q1/2006 *in € m*
Net interest income	**596**	**593**	**185**	**202**	**209**
Net fees and commissions	234	222	76	73	85
Net trading, hedging and fair value income	2	1	4	(2)	0
Net other expenses/income	5	9	(1)	5	1
Net non-interest income	**241**	**232**	**79**	**76**	**86**
TOTAL REVENUES	**837**	**825**	**264**	**278**	**295**
Payroll costs	125	115	41	43	41
Other administrative expenses	203	262	69	65	69
Operating costs	**328**	**377**	**110**	**108**	**110**
OPERATING PROFIT	**509**	**448**	**154**	**170**	**185**
Integration costs	1	0	1	0	0
Net write-downs of loans and provisions for guarantees and commitments	127	168	48	35	44
Net income from investments and other items[1]	4	(3)	(4)	1	7
PROFIT BEFORE TAX	**385**	**277**	**101**	**136**	**148**
Cost-Income-Ratio in %	**39.2**	**45.7**	**41.7**	**38.8**	**37.3**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Income statement of the Corporates & Commercial Real Estate Financing
Commercial Real Estate Financing sub-division

Income/expenses	1/1/ - 9/30/2006 *in € m*	1/1/ - 9/30/2005 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*	Q1/2006 *in € m*
Net interest income	**133**	**130**	**40**	**44**	**49**
Net fees and commissions	30	29	11	11	8
Net trading, hedging and fair value income	0	0	0	0	0
Net other expenses/income	3	5	0	2	1
Net non-interest income	**33**	**34**	**11**	**13**	**9**
TOTAL REVENUES	**166**	**164**	**51**	**57**	**58**
Payroll costs	11	15	4	3	4
Other administrative expenses	28	37	10	8	10
Operating costs	**39**	**52**	**14**	**11**	**14**
OPERATING PROFIT	**127**	**112**	**37**	**46**	**44**
Integration costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	52	80	30	4	18
Net income from investments and other items[1]	(6)	(10)	(6)	0	0
PROFIT BEFORE TAX	**69**	**22**	**1**	**42**	**26**
Cost-Income-Ratio in %	**23.5**	**31.7**	**27.5**	**19.3**	**24.1**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Income statement of the Markets & Investment Banking (MIB) division

Income/expenses	1/1/ - 9/30/2006 *in € m*	1/1/ - 9/30/2005 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*	Q1/2006 *in € m*
Net interest income	**810**	**803**	**268**	**256**	**286**
Net fees and commissions	260	220	72	86	102
Net trading, hedging and fair value income	658	357	193	171	294
Net other expenses/income	2	8	(8)	5	5
Net non-interest income	**920**	**585**	**257**	**262**	**401**
TOTAL REVENUES	**1,730**	**1,388**	**525**	**518**	**687**
Payroll costs	378	320	120	120	138
Other administrative expenses	460	460	147	162	151
Operating costs	**838**	**780**	**267**	**282**	**289**
OPERATING PROFIT	**892**	**608**	**258**	**236**	**398**
Integration costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	4	39	5	(16)	15
Net income from investments and other items[1]	59	95	16	16	27
PROFIT BEFORE TAX	**947**	**664**	**269**	**268**	**410**
Cost-Income-Ratio in %	**48.4**	**56.2**	**50.9**	**54.4**	**42.1**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Income statement of the Others division

Income/expenses	1/1/ - 9/30/2006 *in € m*	1/1/ - 9/30/2005 *in € m*	Q3/2006 *in € m*	Q2/2006 *in € m*	Q1/2006 *in € m*
TOTAL REVENUES	**86**	**(36)**	**(2)**	**60**	**28**
Operating costs	**246**	**229**	**94**	**51**	**101**
OPERATING PROFIT	**(160)**	**(265)**	**(96)**	**9**	**(73)**
Integration costs	14	0	12	2	0
Net write-downs of loans and provisions for guarantees and commitments	323	183	91	132	100
Net income from investments and other items[1]	22	(228)	(11)	2	31
PROFIT BEFORE TAX	**(475)**	**(676)**	**(210)**	**(123)**	**(142)**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ***Head of Investor Relations***	**☎ +49-89-378 27602**
Susan.Eckenberg@hvb.de	**☎ +49-89-378 29185**
Ilaria.Ranucci@hvb.de	**☎ +49-89-378 26024**
Dinah.Reiss@hvb.de	**☎ +49-89-378 21935**
Richard.Speich@hvb.de	**☎ +49-89-378 31063**
Fax	**☎ +49-89-378 24083**
Web Site:	**http://www.hvb.com/ir**

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

INVESTOR RELATIONS RELEASE 14. NOVEMBER 2006

Neun-Monats-Ergebnis 2006: Gute operative Geschäftsentwicklung - HVB Group neu voll auf Erfolgskurs

- **HVB Group neu: Ergebnisausweis ohne aufgegebene Aktivitäten in Österreich und CEE, neue G&V-Logik und Divisionsstruktur, Anpassung der Vergleichsperioden**
- **Operatives Ergebnis (1.785 Mio. €) nach neun Monaten ggü. Vorjahr sehr deutlich um 51,5% erhöht**
  - **Operative Erträge steigen um 12,4%, Zinsüberschuss erwartungsgemäß leicht rückläufig, Provisionsüberschuss (1.356 Mio. €) legt um 4,6% zu, bereinigt um Konsolidierungs- und Währungseffekte um 7,8%**
  - **Handelsergebnis (673 Mio. €) beläuft sich auf fast das Zweieinhalbfache**
  - **Verwaltungsaufwand (2.789 Mio. €) um 3,6% gesunken**
- **Kreditrisikovorsorge (638 Mio. €) leicht um 1,1% vermindert**
- **Ergebnis v. Steuern (1.744 Mio. €) mehr als vervierfacht, bereinigt um Veräußerungsgewinne Activest mehr als verdreifacht**
- **Gewinn (1.304 Mio. €) mehr als verfünffacht, bereinigt mehr als verdreifacht**
- **Eigenkapitalrentabilität vor Steuern 28,1% (bereinigt um Activest Veräußerungsgewinne 19,5%); Eigenkapitalrentabilität nach Steuern 23.8% (bereinigt 14,1%)**
- **Cost-Income-Ratio mit 61,0% klar verbessert (09/05: 71,1%).**

Änderungen der Berichtsstruktur

Die HVB Group legt heute ihren Zwischenbericht zum 30. September 2006 vor. Die Integration der HypoVereinsbank in die UniCredit Gruppe schlägt sich dabei in einer

veränderten Berichts- und Segmentstruktur nieder. Zudem haben die in der Hauptversammlung am 25. Oktober 2006 beschlossenen Transaktionen Auswirkungen auf den Zwischenbericht:

- Die HypoVereinsbank stellt den Zwischenabschluss erstmals in der von der UCI in der Kapitalmarktkommunikation gewählten G&V-Struktur dar. Der Zwischenbericht enthält eine Erklärung der wesentlichen Unterschiede zur bisherigen G&V-Rechnung der HVB. Im Folgenden beziehen sich Zahlenangaben zur HVB vor Ausgliederung der "Aufgegebenen Geschäftsbereiche" gemäß IFRS 5 auf die HVB Group gesamt und nach Ausgliederung entsprechend auf die HVB Group neu.
- Die HypoVereinsbank fokussiert sich innerhalb der UniCredit-Gruppe zukünftig auf Deutschland als Kernmarkt. Außerdem wird sie sämtliche Investment Banking-Aktivitäten der UniCredit Gruppe bündeln. Die vom Vorstand und Aufsichtsrat der HypoVereinsbank am 12. September 2006 in diesem Zusammenhang beschlossenen Übertragungen der Aktivitäten in Österreich und CEE, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar. Die Ergebnisse der aufgegebenen Geschäftsbereiche werden erst nach dem Gewinn nach Steuern und Minderheiten der HVB Group (neu) in der G&V erfasst. **Die jetzt vorgelegte Gewinn und Verlustrechnung der HVB Group neu spiegelt weder für die Vergangenheit noch für die Zukunft die potenzielle Ertragskraft der HVB Group neu wider:** In dem für die HVB Group neu ausgewiesenen Ergebnis stehen der Kapitalbindung durch die Beteiligungen an den zu transferierenden Einheiten keine adäquaten Erträge (Dividenden oder originäre Erträge aus den Beteiligungen) gegenüber. Mit Blick auf die Zukunft ergeben sich aus dem zu erzielenden Transaktionsgewinn für die HypoVereinsbank jedoch erhebliche Möglichkeiten, in ihren Kompetenzfeldern durch organisches und externes Wachstum zu expandieren und dadurch Ertragskraft und Profitabilität zu erhöhen.
- Im Zusammenhang mit der Integration in die UniCredit Gruppe wurden die marktbezogenen Aktivitäten der HypoVereinsbank neu strukturiert und in die konzernweit agierenden Divisionen Privat- und Geschäftskunden, Firmen- & Kommerzielle Immobilienkunden, Wealth Management sowie Markets & Investment Banking unterteilt. Die neuaufgestellte Division "Sonsti-

ge/Konsolidierung" umfasst dabei die Global Banking Service- und Group Corporate Center-Aktivitäten sowie Konsolidierungseffekte. In die Group Corporate Center-Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SPC) einbezogen.

Insgesamt sind dadurch G&V und Segmentbericht nicht mehr mit den Vorperioden vergleichbar, die daher entsprechend angepasst wurden. Es wurden adjustierte Vergleichszahlen für die Vorquartale Q1/06 und Q2/06 sowie der 9-Monatsvergleich für 2005 mit 2006 ermittelt. Im Folgenden wird grundsätzlich auf die finanzielle Entwicklung der HVB Group neu abgestellt.

Überblick

Die HVB Group neu verzeichnete in den ersten neun Monaten des Jahres einen ausgesprochen erfreulichen finanziellen Trend. Das operative Ergebnis erhöhte sich gegenüber dem Vorjahr um mehr als die Hälfte. Dies ist sowohl auf die spürbar gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduzierung zurückzuführen: Während sich der Zinsüberschuss insbesondere infolge des strategischen Portfolioabbaus im Bereich Real Estate Restructuring erwartungsgemäß leicht um 2,3% verminderte, konnten die zinsunabhängigen Erträge mit einem Plus von 4,6% beim Provisionsüberschuss und einem auf nahezu das Zweieinhalbfache gestiegenen Handelsergebnis kräftig zulegen.

Gleichzeitig gingen die Verwaltungaufwendungen um 3,6% zurück. Aus diesen Produktivitätssteigerungen resultierte eine sehr deutlich um 10,1%-Punkte auf 61,0% verbesserte Cost-Income-Ratio. Die Risikovorsorge liegt nach neun Monaten mit 1,1% geringfügig unter dem Niveau des Vorjahres. Das Ergebnis vor Steuern erreichte das 4,4fache des Vorjahreswertes. Der Gewinn verfünffachte sich. Die Eigenkapitalrentabilität vor Steuern erreichte 28,1%, bereinigt um den Veräußerungsgewinn der Activest-Gesellschaften 19,5%. Damit liegt die HVB mit Blick auf ihre ambitionierten Ziele für das Gesamtjahr voll auf Kurs.

In der isolierten Betrachtung des dritten Quartals 2006 hat sich die hohe operative Ergebnisdynamik der beiden starken Vorquartale im Rahmen unserer Erwartungen auch saisonal bedingt abgeschwächt. Der Zinsüberschuss reduzierte sich gegenüber

dem zweiten Quartal. Während das Handelsergebnis leicht anstieg, verminderte sich der Provisionsüberschuss gegenüber dem sehr guten Vorquartalswert. Die Verwaltungsaufwendungen erhöhten sich im dritten Quartal nur unwesentlich. Die Risikovorsorge stieg an. Bedingt durch die Gewinne aus der Veräußerung der Activest Gesellschaften erzielte die HVB beim Ergebnis vor Steuern und Gewinn die höchsten Quartalswerte im bisherigen Jahresverlauf.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HVB Group: "Das durch die guten operativen Erträge geprägte Ergebnis der ersten neun Monate hat unsere Erwartungen übertroffen. Auch wenn das dritte Quartal nicht vollständig an das hervorragende erste Halbjahr anknüpfen konnte, sehen wir uns auf einem guten Weg, unsere Ziele für das Gesamtjahr zu erreichen. Ingesamt bin ich mit Blick auf den eingeschlagenen strategischen Kurs der HypoVereinsbank zuversichtlich, dass wir unsere Ertragskraft im deutschen Markt deutlich und nachhaltig steigern werden."

Die Ergebnisse im Einzelnen:
Gegenüber dem zweiten Quartal (851 Mio. €) verringerte sich der Zinsüberschuss im dritten Quartal um 5,6% auf 803 Mio. €. Der Rückgang ist überwiegend auf die saisonal bedingt höheren Dividendenerträge im 2. Quartal zurückzuführen. Der um Dividendenerträge bereinigte Zinsüberschuss stieg dagegen um 1,9% auf 766 Mio. € an. Nach neun Monaten erreichte der Zinsüberschuss 2.506 Mio. €; das sind 2,3% weniger als im Vorjahr (2.565 Mio. €). Der Rückgang ist hauptsächlich auf den strategisch geplanten Portfolioabbau bei Immobilienkrediten, insbesondere in Bereich Real Estate Restructuring zurückzuführen (jetzt in der neuen Struktur in das Segment "Sonstige/Konsolidierung" einbezogen).

Der Provisionsüberschuss lag im dritten Quartal mit 371 Mio. € aufgrund saisonaler Effekte, temporärer Ertragsauswirkungen durch die Reorganisationsaktivitäten der Divisionen und Entkonsolidierungseffekten der Activest Gesellschaften niedriger (-17,0%) als das sehr gute Ergebnis des zweiten Quartals (447 Mio. €). Bereinigt um Entkonsolidierungseffekte der Activest Gesellschaften lag der Rückgang bei 10%. Nach neun Monaten übertraf er mit 1.356 Mio. € den Vorjahreswert (1.296 Mio. €) um 4,6%; hier wirken sich deutlich höhere Erfolgsbeiträge im Wertpapier- und Depotgeschäft (8,5%) aus. Ebenfalls positiv entwickelten sich auch andere Dienstleistungs-

sparten, wie z. B. das Kreditgeschäft (+8,8%). Bereinigt um Konsolidierungseffekte (im Wesentlichen Entkonsolidierung der Activest-Gesellschaften) und Währungseffekte belief sich die Steigerungsrate für den gesamten Provisionsüberschuss auf 7,8%.

Das Handelsergebnis lieferte nach dem im ersten Quartal 2006 in einem sehr freundlichen Kapitalmarktumfeld erzielten Rekordergebnis (297 Mio €) auch im zweiten (185 Mio €) und dritten (191 Mio. €) Quartal stabile Ergebnisbeiträge. Im Neun-Monatsvergleich liegt es mit 673 Mio. € gegenüber dem Vorjahreswert von 285 Mio. € mehr als doppelt so hoch.

Der Saldo der sonstigen Erträge und Aufwendungen reduzierte sich gegenüber dem Ergebnis des zweiten Quartals (16 Mio. €) im dritten Quartal nur unwesentlich auf -4 Mio. €. Per Ende September 2006 beträgt der positive Saldo 39 Mio. €. Im Vorjahr ergab sich aufgrund der Verlustübernahmen für die HVB Immobilien AG ein negativer Saldo von 75 Mio. €. Die gesamten operativen Erträge verminderten sich im Vergleich zum Vorquartal (1.499 Mio. €) im dritten Quartal u. a. infolge des saisonal und integrationsbedingt etwas schwächeren Provisionsergebnisses, das zusätzlich durch Entkonsolidierungseffekte vor allem der Activest Gesellschaften geprägt war, um 9,2% auf 1.361 Mio. €. Im Vorjahresvergleich legten sie um erfreuliche 12,4% von 4.071 Mio. € auf 4.574 Mio. € zu.

Mit 919 Mio. € stiegen die Verwaltungsaufwendungen im dritten Quartal um 1,4% leicht an, was unter anderem auf einen Anstieg der anderen Verwaltungsaufwendungen gegenüber dem Vorquartal zurückzuführen ist. Nach neun Monaten lagen die Verwaltungsaufwendungen mit 2.789 Mio. € um 3,6% unter dem Vorjahr (2.893 Mio. €). Dabei wurde der insbesondere durch höhere Rückstellungen für erfolgsabhängige Bonuszahlungen in Markets & Investment Banking gestiegene Personalaufwand (+6,3%), durch die kräftigen Rückgänge in den anderen Verwaltungsaufwendungen (-11,9%) und den deutlich niedrigeren Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände (-28,1%) mehr als kompensiert. Erstkonsoliderungs- und Währungseffekte wirkten sich per saldo noch aufwandserhöhend aus, dabei kompensieren sich Effekte aus der Erstkonsolidierung des Teilkonzerns HVB Immobilien AG teilweise mit denen aus der Entkonsolidierung der Activest Gesellschaften.

Die Cost-Income-Ratio konnte auf 61,0% verbessert werden (9 Monate 2005: 71,1%).

Die Risikovorsorge der HVB Group neu beläuft sich für die ersten neun Monate 2006 auf 638 Mio. € und entspricht damit unseren Erwartungen. Nach der Umstellung der Risikovorsorge seit dem Zwischenbericht zum 30. Juni 2006 kann es zu Schwankungen in den Quartalswerten kommen: Im 3. Quartal ergibt sich in der HVB Group neu daher ein Anstieg um 11,9% im Vergleich zum Vorquartal. Im Neun-Monatsvergleich ist ein geringfügiger Rückgang von 1,1% auf 638 Mio. € (9 Monate 2005: 645 Mio. €) zu verzeichnen.

Mit 442 Mio. € reduzierte sich das Operative Ergebnis des dritten Quartals gegenüber dem guten Ergebnis des 2. Quartals (593 Mio. €) um 25,5%. Auch wenn die Quartalsergebnisse 2006 ausgehend vom Rekordergebnis in ersten Quartal - wie erwartet - eine rückläufige Tendenz zeigen, liegen alle Werte dieses Geschäftsjahres noch deutlich über dem durchschnittlichen Quartalswert des gesamten letzten Jahres. Nach neun Monaten konnte das operative Ergebnis mit 1.785 Mio. € gegenüber dem Vorjahreswert (1.178 Mio. €) um mehr als die Hälfte gesteigert werden. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2005 auch nach neun Monaten 2006 weiter fort.

Im dritten Quartal ist im Finanzanlageergebnis von 551 Mio. € der Veräußerungsgewinn für die drei Activest Gesellschaften von 533 Mio. € enthalten. Nach neun Monaten erreichte es 689 Mio. Hier ist zusätzlich aus dem ersten Quartal noch der Gewinn aus der Veräußerung von Anteilen an Babcock & Brown Ltd. (55 Mio. €) sowie aus dem zweiten Quartal der Gewinn aus Aktien der Lufthansa mit einem Verkaufsgewinn von 40 Mio. € enthalten. Das Vorjahresergebnis von minus 120 Mio. € war u. a. durch einmalige Aufwendungen aus dem Erwerb von Immobilien aus dem Fondsvermögen einer Immobilientochtergesellschaft belastet. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren bis Ende September 2006 nicht vorzunehmen.

Das Ergebnis vor Steuern der HVB Group neu erreichte im dritten Quartal 724 Mio. € und stieg damit nochmals um 75,7% gegenüber dem Ergebnis des zweiten Quartals

(412 Mio. €) an. Bereinigt um den Veräußerungsgewinn der Activest Gesellschaften von 533 Mio. € betrug es 191 Mio. €. Nach neun Monaten hat es sich mit 1.744 Mio. € gegenüber dem Vorjahr (400 Mio. €) mehr als vervierfacht. Auch ohne den Veräußerungsgewinn der Activest Verkäufe hat sich das Ergebnis vor Steuern verdreifacht. Nach Steuern und Fremdanteilen erzielte die HVB Group neu mit 650 Mio. € im dritten Quartal gegenüber dem starken Vorquartal (262 Mio. €) einen mehr als verdoppelten Gewinn. Um die Activest Verkäufe bereinigt ergibt sich gegenüber dem starken Vorquartal ein vergleichbar niedrigerer Gewinn von 117 Mio. €. Dieser konnte sich kumuliert nach neun Monaten für die HVB Group neu mit 1.304 Mio. € auf das Fünffache gegenüber dem Vorjahr (241 Mio. €) erhöhen, bereinigt um Activest noch verdreifachen.

Erfolgsrechnung der neu strukturierten operativen Divisionen per 30. September 2006:

Im Vergleich zu den Neunmonatszahlen 2005 verzeichneten alle vier operativen Divisionen deutliche Zuwächse beim Ergebnis vor Steuern. Zum Ergebnis vor Steuern der HVB Group neu in Höhe von insgesamt 1.744 Mio. € haben die Divisionen

Privat- und Geschäftskunden	127 Mio. €
Firmen- & Kommerzielle Immobilienkunden (FKI)	454 Mio. €
Markets & Investment Banking	947 Mio. €
Wealth Management	691 Mio. €
(inklusive Veräußerungsgewinn Activest von 533 Mio. €)	
Sonstige/ Konsolidierung	-475 Mio. €

beigetragen.

Die neu aufgestellte Division Privat- und Geschäftskunden zeigt nach den ersten neun Monaten 2006 einen erfolgreichen Geschäftsverlauf mit einem gegenüber dem Vorjahr fast verdoppelten operativen Ergebnis. Dabei stiegen die Erträge um 28 Mio. € bzw. 2,1%. Getragen wurde diese Entwicklung vor allem von der Steigerung des Provisionsüberschusses um 4,9%, der aus dem weiterhin erfolgreichen Absatz von innovativen Anlageprodukten resultiert. Der Zinsüberschuss erhöhte sich gegen-

über dem Vorjahr leicht um 1,3% auch durch das Wachstum der Konsumentenfinanzierung sowie durch den Anstieg der Volumen und Margen im Passivgeschäft. So konnte das operative Ergebnis auf 261 Mio. € steigen. Zusätzlich zum Wachstum der operativen Erträge gingen die Verwaltungsaufwendungen kräftig um 7,7% zurück, die sich trotz einer leichten Erhöhung der Personalaufwendungen unter anderem wegen des Effizienzsteigerungsprogramms PRO deutlich reduzieren ließen. Damit verbesserte sich die Cost-Income-Ratio auf 80,5%. Nach einem negativen Ergebnis im Vorjahr verzeichnete die Division mit einem Ergebnis vor Steuern von 127 Mio € einen deutlichen Ergebnis-Swing.

Die Division Firmen- & Kommerzielle Immobilienkunden (FKI) besteht nach der Neuorganisation aus der Subdivision Firmenkunden und der Subdivision Kommerzielle Immobilienkunden:

Die Subdivision Firmenkunden, die sich insbesondere auf die mittelständischen Kunden konzentriert, konnte ausgehend von dem bereits im Vorjahr erreichten hohen Niveau das Ergebnis vor Steuern um 39% auf 385 Mio. € steigern. Dazu trugen neben der um rund ein Viertel niedrigeren Kreditrisikovorsorge das deutlich um 13,6% auf 509 Mio. € gestiegene operative Ergebnis bei. Die Verwaltungsaufwendungen reduzierten sich um 13% durch striktes Kostenmanagement. Die Zunahme der operativen Erträge resultiert im Wesentlichen aus den um 5,4% gestiegenen Provisionserträgen. Der Zinsüberschuss stieg um 0,5%. Sowohl das Ertragswachstum als auch die Kostensenkung führten zu einer signifikanten Verbesserung der Cost-Income-Ratio auf 39,2%.

Die Subdivision Kommerzielle Immobilienkunden führt das in 2005 begonnene Restrukturierungsprogramm, insbesondere den Abbau unprofitabler Portfolios, auch in 2006 unverändert weiter. Das Ergebnis vor Steuern erreichte mit 69 Mio. € das Dreifache des Vorjahresergebnisses. Diese Entwicklung resultiert neben der um 35% reduzierten Kreditrisikovorsorge auch aus dem um 13,4% gestiegenen operativen Ergebnis. Die Verwaltungsaufwendungen verringerten sich um rund ein Viertel. Bei relativ stabilen Quartalsbeiträgen erhöhten sich die operativen Erträge leicht um 1,2% bei gestiegenem Provisions- und Zinsüberschuss.

Die Division Markets & Investment Banking (MIB) konnte in den ersten neun Monaten 2006 das Ergebnis vor Steuern gegenüber dem Vorjahr um 42,6% steigern. Die Entwicklung ist fast ausschließlich auf das verbesserte operative Ergebnis zurückzuführen. Dieses wurde von den um 342 Mio. € bzw. 24,6% gestiegenen operativen Erträgen getragen, insbesondere auch durch das außergewöhnlich gute Handelsergebnis, das gegenüber Vorjahr fast verdoppelt werden konnte. Zusätzlich konnte auch das Provisionsergebnis um 18,2% gesteigert werden. Obwohl der Verwaltungsaufwand infolge höherer leistungsbezogener Personalaufwendungen angestiegen ist, hat sich die Cost-Income-Ratio auf 48,4% verbessert.

Das Ergebnis vor Steuern der erstmals berichtenden Division Wealth Management ist geprägt durch den Veräußerungsgewinn von 533 Mio. € aus dem Verkauf der Activest Gesellschaften an Pioneer. Dabei ist zu berücksichtigen, dass sowohl im Vergleich zum Vorquartal als auch zum dritten Quartal die Ergebnisbeiträge von den verkauften Activest-Gesellschaften aus dem dritten Quartal 2006 fehlen. Bereinigt um den Veräußerungsgewinn beträgt das Ergebnis vor Steuern zum 30. September 2006 158 Mio. €. Dies entspricht einer Steigerung um 17%. Zusätzlich bereinigt um Entkonsolidierungseffekte beträgt die Steigerung sogar 29,5%. In dieser Entwicklung spiegelt sich insbesondere die positive Entwicklung im Subsegment Private Banking wider, in dem eine Ergebnissteigerung im Vergleich zum Vorjahr in Höhe von 27,3% erzielt werden konnte. Die positive Entwicklung wird durch die gegenüber dem Vorjahr um 6 Prozentpunkte verbesserte Cost-Income-Ratio (62,6)% ausgedrückt. Bereinigt um Entkonsolidierungseffekte ergibt sich für das HVB Wealth Management bei den operativen Erlösen eine Steigerung von 8,6%. Die Kosten sind vornehmlich bedingt durch die Entkonsolidierung der Activest Gesellschaften um 9,4% zurückgegangen. Aber auch bereinigt um die Entkonsolidierungseffekte ist im Verwaltungsaufwand trotz der Investitionen in das neue Geschäftsfeld eine stabile Entwicklung zu verzeichnen (-1,5%).

Die neu strukturierte Division Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inkl. dem Erfolgsbeitrag aus den neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio und dem bisher separat ausgewiesenen Segment Real Estate Restrukturierung. Die operativen Erträge dieser Division liegen nach den ersten neuen Monaten bei

86 Mio. € nach -36 Mio. € im Vorjahr. Diese Ergebnisverbesserung steht überwiegend im Zusammenhang mit den in Vorjahr noch als Verlustübernahme enthaltenen Belastungen aus dem Teilkonzern Immobilien AG, die sich in diesem Jahr - wie erwartet - deutlich reduzierten. Das operative Ergebnis verbessert sich gegenüber dem Vorjahr um 105 Mio. € auf -160 Mio. €. Das Ergebnis vor Steuern ist wesentlich von der Kreditrisikovorsorge für das neu entstandene Special Credit Portfolio von 323 Mio. € geprägt.

Risikoaktiva und Kapitalquoten der HVB Group neu

Die gewichteten Risikoaktiva gemäß KWG der HVB Group neu beliefen sich auf 154,1 Mrd. € (159,6 Mrd. € zum 31. Dezember 2005). Die Kernkapitalquote gemäß KWG erreichte 10,0% (9,6% inkl. Marktrisikopositionen zum 31. Dezember 2005).

Erfolgsentwicklung der HVB Group gesamt

Die HVB Group gesamt (also inkl. aufgegebener Geschäftsbereiche) hat damit auch nach neun Monaten 2006 ihre gute operative Geschäftsentwicklung fortgesetzt. Das operative Ergebnis erhöhte sich gegenüber dem gleichen Vorjahreszeitraum kräftig um 1.096 Mio € bzw. 45% auf 3.533 Mio €. Dieses Ergebniswachstum resultiert aus dem Anstieg der operativen Erträge um 16,7%. Damit haben wir unsere Ziele einer spürbaren Steigerung der operativen Erträge und einer deutlich verbesserten Cost-Income-Ratio mehr als erreicht. Die Cost-Income-Ratio konnten wir durch das Ertragswachstum auf 58,6% verbessern (30. September 2005 66,7%).

Die Ergebnisse unterhalb des operativen Ergebnisses sind stark geprägt durch den im zweiten Quartal 2006 vereinnahmten Gewinn aus der Veräußerung der zum BA-CA-Teilkonzern gehörenden HVB Splitska banka in Höhe von 669 Mio. € und dem im dritten Quartal 2006 gebuchten Gewinn aus dem Verkauf der drei Activest Gesellschaften (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A.) an die Pioneer Global Asset Managment S.p.A. in Höhe von 533 Mio. €. Das Finanzanlageergebnis ist bedingt durch die Veräußerungsgewinne für die HVB Splitska banka und die Activest Gesellschaften auf 1.387 Mio € gestiegen. Das Ergebnis vor Steuern stieg um das 1,4 fache des Vorjahresergebnisses auf 3.762 Mio. € und der Gewinn nach Steu-

ern nach Abzug der Fremdanteile verdreifachte sich fast auf 2.548 Mio. €. Die Eigenkapitalrentabilität nach Steuern beläuft sich nach neuen Monaten dieses Jahres auf 29,8%. Unsere Erwartungen für die Eigenkapitalrentabilität nach Steuern haben sich auch bereinigt um die Veräußerungsgewinne HVB Splitska banka und der Activest Gesellschaften mit einem Wert von 17,6% nach 10,4% per 30. September 2005 mehr als erfüllt.

Financial Highlights – HVB Group gesamt[1]

Kennzahlen (in %)		1.1.–30.9.2006	1.1.–30.9.2005
Eigenkapitalrentabilität nach Steuern, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften		17,6%	--
Eigenkapitalrentabilität nach Steuern		29,8%	10,4%[2]
Eigenkapitalrentabilität vor Steuern, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften		23,3%	--
Eigenkapitalrentabilität vor Steuern		34,2%	14,8%[2]
Cost-Income-Ratio (gemessen an den operativen Erträgen)		58,6%	66,7%
Erfolgszahlen		**1.1.–30.9.2006**	**1.1.–30.9.2005**
Operatives Ergebnis (in Mio. €)		3.533	2.437
Ergebnis vor Steuern (in Mio. €)		3.762	1.574
Gewinn/Verlust (in Mio. €)		2.548	890
Ergebnis je Aktie, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften		2,00	--
Ergebnis je Aktie (in €)		3,39	1,19
Bilanzzahlen (in Mrd. €)		**30.9.2006**	**31.12.2005**
Bilanzsumme		495,1	493,7[2]
Kreditvolumen		322,9	332,6
Bilanzielles Eigenkapital		18,5	15,4[2]
Bankaufsichtsrechtliche Kennzahlen nach KWG		**30.9.2006**	**31.12.2005[3]**
Kernkapital (in Mrd. €)		17,1	17,1
Eigenmittel (in Mrd. €)		25,6	26,0
Risikoaktiva (in Mrd. €)		236,0	232,5
Kernkapitalquote (in %)		7,3%	7,3%
Eigenmittelquote (in %)		10,4%	10,6%
Aktie		**1.1.-30.9.2006**	**2005**
Börsenkurs:	Stichtag (in €)	34,50	25,61
	Höchststand (in €)	35,13	26,85
	Tiefststand (in €)	25,52	16,30
Börsenkapitalisierung Stichtag (in Mrd. €)		25,9	19,2
		30.9.2006	**31.12.2005**
Mitarbeiter		60.881	61.251
Geschäftsstellen		2.378	2.316

[1] Basierend auf HVB Group gesamt inkl. der Zahlen für die aufgegebenen Geschäftsbereiche
[2] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel "Sonstige Angaben" Absatz IFRS Grundlagen)
[3] Nach festgestellten Jahresabschlüssen

Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2006 – HVB Group neu

Erträge/ Aufwendungen	1.1.-30.9.2006 in Mio. €	1.1.-30.9.2005 in Mio. €	Veränderung in Mio. €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	2.322	2.406	-84	- 3,5 %
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	184	159	25	15,7 %
Zinsüberschuss	**2.506**	**2.565**	**-59**	**- 2,3 %**
Provisionsüberschuss	1.356	1.296	60	4,6 %
Handelsergebnis	673	285	388	>+100 %
Saldo sonstige Aufwendungen/ Erträge	39	-75	114	
Zinsunabhängige Erträge	**2.068**	**1.506**	**562**	**37,3 %**
OPERATIVE ERTRÄGE	**4.574**	**4.071**	**503**	**12,4 %**
Personalaufwand	1.699	1.599	100	6,3 %
Andere Verwaltungsaufwendungen	867	984	-117	- 11,9 %
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	223	310	-87	- 28,1 %
Verwaltungsaufwand	**2.789**	**2.893**	**-104**	**- 3,6 %**
OPERATIVES ERGEBNIS	**1.785**	**1.178**	**607**	**51,5 %**
Rückstellungen im Nichtkreditgeschäft	73	13	60	>+100 %
Abschreibungen auf Geschäfts- o. Firmenwerte	0	0	0	0,0%
Integrationsaufwendungen	19	0	19	+100 %
Kreditrisikovorsorge	638	645	-7	- 1,1 %
Finanzanlageergebnis	689	-120	809	
ERGEBNIS VOR STEUERN	**1.744**	**400**	**1.344**	**>+100 %**
Ertragsteuern	375	162	213	**>+100 %**
ERGEBNIS NACH STEUERN	**1.369**	**238**	**1.131**	**>+100%**
Fremdanteile am Ergebnis	-65	3	-68	
GEWINN/VERLUST DER HVB GROUP NEU1)	**1.304**	**241**	**1.063**	**>+100%**
Ergebnis nach Steuern aus den aufgegebenen Geschäfts-bereichen	1.762	955	807	84,5%
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	-518	-306	-212	-69,3%
GEWINN/VERLUST DER HVB GROUP GESAMT	**2.548**	**890**	**1.658**	**>+100%**

[1] Ohne Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS5 als aufgegebene Geschäftsbereiche zu definieren sind (=Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn)

Gewinn- und Verlustrechnung vom 1. Januar bis 30. September 2006 – HVB Group gesamt[1)]

Erträge/ Aufwendungen	1.1.-30.9.2006 *in Mio. €*	1.1.-30.9.2005 *in Mio. €*	Veränderung *in Mio. €*	*in %*
Überschuss aus originärem Zinsgeschäft	4.348	4.198	150	*3,6%*
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	360	340	20	*5,9%*
Zinsüberschuss	**4.708**	**4.538**	**170**	***3,7%***
Provisionsüberschuss	2.677	2.352	325	*13,8%*
Handelsergebnis	1.060	496	564	>+100%
Saldo sonstige Aufwendungen/ Erträge	88	-74	162	
Zinsunabhängige Erträge	**3.825**	**2.774**	**1.051**	***37,9%***
OPERATIVE ERTRÄGE	**8.533**	**7.312**	**1.221**	***16,7%***
Personalaufwand	2.966	2.701	265	*9,8%*
Andere Verwaltungsaufwendungen	1.618	1.664	-46	*-2,8%*
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	416	510	-94	*-18.4%*
Verwaltungsaufwand	**5.000**	**4.875**	**125**	***2,6%***
OPERATIVES ERGEBNIS	**3.533**	**2.437**	**1.096**	***45,0%***
Rückstellungen im Nichtkreditgeschäft	79	12	67	>+100%
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	*0,0*
Integrationsaufwendungen	22	60	-38	*-63,3%*
Kreditrisikovorsorge	1.057	974	83	*8,5%*
Finanzanlageergebnis	1.387	183	1.204	>+100%
ERGEBNIS VOR STEUERN	**3.762**	**1.574**	**2.188**	**>+100%**
Ertragsteuern	631	381	250	*65,6%*
ERGEBNIS NACH STEUERN	**3.131**	1.193	**1.938**	***>+100%***
Fremdanteile am Ergebnis	-583	-303	-280	*-92,4%*
GEWINN/VERLUST DER HVB GROUP GESAMT	**2.548**	**890**	**1.658**	***>+100%***

[1)] Inklusive Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS5 als aufgegebene Geschäftsbereiche zu definieren sind (=Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn)

Bilanz zum 30. September 2006 der HVB Group gesamt

Aktiva	30.9.2006 *in Mio. €*	31.12.2005 *in Mio. €*	Veränderung *in Mio. €*	Veränderung *in %*
Barreserve	6.704	7.757	-1.053	*-13,6%*
Handelsaktiva	103.217	103.519	-302	*-0,3%*
Forderungen an Kreditinstitute	70.669	57.229	13.440	*23,5%*
Forderungen an Kunden	264.996	274.643	-9.647	*-3,5%*
Wertberichtigungen auf Forderungen	-10.292	-12.511	2.219	*17,7%*
Finanzanlagen	44.424	45.419	-995	*-2,2%*
Sachanlagen	2.704	2.723	-19	*-0,7%*
Immaterielle Vermögenswerte	2.708	2.776	-68	*-2,4%*
Ertragsteueransprüche	3.347	3.291	56	*1,7%*
Sonstige Aktiva	4.994	5.573	-579	*-10,4%*
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen[1)]	1.634	3.240	-1.606	*-49,6%*
Summe der Aktiva	**495.105**	**493.659**	**1.446**	***0,3%***

[1)] Ohne Gesellschaften, die als aufgegebene Geschäftsbereiche definiert sind.

Bilanz zum 30. September 2006 der HVB Group gesamt (Fortsetzung)

Passiva	**30.9.2006** *in Mio. €*	**31.12.2005** *in Mio. €*	**Veränderung** *in Mio. €*	*in %*
Verbindlichkeiten gegenüber Kreditinstituten	118.785	113.739	5.046	*4,4%*
Verbindlichkeiten gegenüber Kunden	160.783	158.421	2.362	*1,5%*
Verbriefte Verbindlichkeiten	102.502	105.982	-3.480	*-3,3%*
Handelspassiva	61.108	63.638	-2.530	*-4,0%*
Rückstellungen	5.778	5.672	106	*1,9%*
Ertragsteuerverpflichtungen	2.155	1.891	264	*14,0%*
Sonstige Passiva	8.578	9.406	-828	*-8,8%*
Nachrangkapital	16.794	17.612	-818	*-4,6%*
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen [1]	82	1.887	-1.805	*-95,7%*
Eigenkapital	18.540	15.411	3.129	*20,3%*
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	15.059	12.358	2.701	*21,9%*
Gezeichnetes Kapital	2.252	2.252	0	*0,0%*
Kapitalrücklage	9.125	9.128	-3	*0,0%*
Andere Rücklagen	19	58	-39	*- 67,2%*
Bewertungsänderungen von Finanzinstrumenten	1.115	729	386	*52,9%*
AfS-Rücklage	1.142	871	271	*31,1%*
Hedge-Rücklage	-27	-142	115	*81,0%*
Konzerngewinn 2005	0	191	-191	*- 100,0%*
Gewinn/Verlust 1.1.-30.9.	2.548	0	2.548	*100,0%*
Anteile in Fremdbesitz	3.481	3.053	428	*14,0%*
Summe der Passiva	**495.105**	**493.659**	**1.446**	**0,3%**

[1] Ohne Gesellschaften, die als aufgegebene Geschäftsbereiche definiert sind

Erfolgsrechnung nach Divisionen vom 1. Januar bis 30. September 2006

in Mio. €	Privat- und Geschäftskunden	Wealth Management	Firmen- & Kommerz. Immobilienkunden	Markets & Investment Banking	Sonstige/Konsolidierung	HVB Group neu	Aufgegebene Geschäftsbereiche	HVB Group alt
OPERATIVE ERTRÄGE								
1.1. - 30.9.2006	1.338	417	1.003	1.730	86	4.574	3.959	8.533
1.1. - 30.9.2005	1.310	420	989	1.388	-36	4.071	3.241	7.312
Veränderung in %	2,1%	-0,7%	1,4%	24,6%	>+100%	12,4%	22,2%	16,7%
Verwaltungsaufwand								
1.1. - 30.9.2006	1.077	261	367	838	246	2.789	2.211	5.000
1.1. - 30.9.2005	1.167	288	429	780	229	2.893	1.982	4.875
Veränderung in %	-7,7%	-9,4%	-14,5	7,4%	7,4%	-3,6%	11,6%	2,6%
OPERATIVES ERGEBNIS								
1.1. - 30.9.2006	261	156	636	892	-160	1.785	1.748	3.533
1.1. - 30.9.2005	143	132	560	608	-265	1.178	1.259	2.437
Veränderung in %	*82,5%*	18,2%	13,6%	46,7%	39,6%	51,5%	38,8%	45,0%
Kreditrisikovorsorge								
1.1. - 30.9.2006	130	2	179	4	323	638	419	1.057
1.1. - 30.9.2005	174	1	248	39	183	645	329	974
Veränderung in %	-25.3%	*>+100%*	-27,8%	-89,7%	76,5%	-1,1%	27,4%	8,5%
restliche Positionen[1]								
1.1. - 30.9.2006	-4	537	-3	59	8	597	689	1.286
1.1. - 30.9.2005	9	4	-13	95	-228	-133	244	111
Veränderung in %	*>+100%*	*>+100%*	76,9%	-37,9%	*>+100%*	*>+100%*	>+100%	>+100%
ERGEBNIS VOR STEUERN								
1.1. - 30.9.2006	127	691	454	947	-475	1.744	2.018	3.762
1.1. - 30.9.2005	-22	135	299	664	-676	400	1.174	1.574
Veränderung in %	*>+100 %*	*>+100%*	*51,8 %*	42,6%	*29,7 %*	*>+100 %*	71,9%	>+100%

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte, Integrationsaufwendungen und das Finanzanlageergebnis

Erfolgsrechnung der Division

Division Privat- und Geschäftskunden

Erträge/Aufwendungen	**1.1.-30.9.2006** *in Mio. €*	**1.1.-30.9.2005 in Mio. €**	**3. Quartal 2006 in Mio. €**	**2. Quartal 2006 in Mio. €**	**1. Quartal 2006 in Mio. €**
Zinsüberschuss	**835**	**824**	**285**	**270**	**280**
Provisionsüberschuss	489	466	139	154	196
Handelsergebnis	0	1	-1	2	-1
Saldo sonstige Aufwendungen/ Erträge	14	19	-2	11	5
Zinsunabhängige Erträge	**503**	**486**	**136**	**167**	**200**
OPERATIVE ERTRÄGE	**1.338**	**1.310**	**421**	**437**	**480**
Personalaufwand	425	412	139	145	141
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	652	755	227	210	215
Verwaltungsaufwand	**1.077**	**1.167**	**366**	**355**	**356**
OPERATIVES ERGEBNIS	**261**	**143**	**55**	**82**	**124**
Integrationsaufwendungen	2	0	1	1	0
Kreditrisikovorsorge	130	174	50	51	29
Finanzanlageergebnis und andere Posten[1]	-2	9	-4	1	1
ERGEBNIS VOR STEUERN	**127**	**-22**	**0**	**31**	**96**
Cost-Income-Ratio in %	**80,5**	**89,1**	**86,9**	**81,2**	**74,2**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Erfolgsrechnung der Division

Division Wealth Management (WEM)

Erträge/Aufwendungen	1.1.-30.9.2006 *in Mio. €*	1.1.-30.9.2005 in Mio. €	3. Quartal 2006 in Mio. €	2. Quartal 2006 in Mio. €	1. Quartal 2006 in Mio. €
Zinsüberschuss	**116**	**106**	**40**	**40**	**36**
Provisionsüberschuss	311	315	62	114	135
Handelsergebnis	-12	-7	1	-8	-5
Saldo sonstige Aufwendungen/ Erträge	2	6	-1	3	0
Zinsunabhängige Erträge	**301**	**314**	**62**	**109**	**130**
OPERATIVE ERTRÄGE	**417**	**420**	**102**	**149**	**166**
Personalaufwand	91	95	25	34	32
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	170	193	43	65	62
Verwaltungsaufwand	**261**	**288**	**68**	**99**	**94**
OPERATIVES ERGEBNIS	**156**	**132**	**34**	**50**	**72**
Integrationsaufwendungen	2	0	2	0	0
Kreditrisikovorsorge	2	1	2	-4	4
Finanzanlageergebnis und andere Posten[1]	539	4	533	4	2
ERGEBNIS VOR STEUERN	**691**	**135**	**563**	**58**	**70**
Cost-Income-Ratio in %	**62,6**	**68,6**	**66,7**	**66,4**	**56,6**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden

Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.-30.9.2006 *in Mio. €*	1.1.-30.9.2005 in Mio. €	3. Quartal 2006 in Mio. €	2. Quartal 2006 in Mio. €	1. Quartal 2006 in Mio. €
Zinsüberschuss	**596**	**593**	**185**	**202**	**209**
Provisionsüberschuss	234	222	76	73	85
Handelsergebnis	2	1	4	-2	0
Saldo sonstige Aufwendungen/ Erträge	5	9	-1	5	1
Zinsunabhängige Erträge	**241**	**232**	**79**	**76**	**86**
OPERATIVE ERTRÄGE	**837**	**825**	**264**	**278**	**295**
Personalaufwand	125	115	41	43	41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	203	262	69	65	69
Verwaltungsaufwand	**328**	**377**	**110**	**108**	**110**
OPERATIVES ERGEBNIS	**509**	**448**	**154**	**170**	**185**
Integrationsaufwendungen	1	0	1	0	0
Kreditrisikovorsorge	127	168	48	35	44
Finanzanlageergebnis und andere Posten[1)]	4	-3	-4	1	7
ERGEBNIS VOR STEUERN	**385**	**277**	**101**	**136**	**148**
Cost-Income-Ratio in %	**39,2**	**45,7**	**41,7**	**38,8**	**37,3**

[1)] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden

Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-30.9.2006 *in Mio. €*	1.1.-30.9.2005 in Mio. €	3. Quartal 2006 in Mio. €	2. Quartal 2006 in Mio. €	1. Quartal 2006 in Mio. €
Zinsüberschuss	**133**	**130**	**40**	**44**	**49**
Provisionsüberschuss	30	29	11	11	8
Handelsergebnis	0	0	0	0	0
Saldo sonstige Aufwendungen/ Erträge	3	5	0	2	1
Zinsunabhängige Erträge	**33**	**34**	**11**	**13**	**9**
OPERATIVE ERTRÄGE	**166**	**164**	**51**	**57**	**58**
Personalaufwand	11	15	4	3	4
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	28	37	10	8	10
Verwaltungsaufwand	**39**	**52**	**14**	**11**	**14**
OPERATIVES ERGEBNIS	**127**	**112**	**37**	**46**	**44**
Integrationsaufwendungen	0	0	0	0	0
Kreditrisikovorsorge	52	80	30	4	18
Finanzanlageergebnis und andere Posten[1)]	-6	-10	-6	0	0
ERGEBNIS VOR STEUERN	**69**	**22**	**1**	**42**	**26**
Cost-Income-Ratio in %	**23,5**	**31,7**	**27,5**	**19,3**	**24,1**

[1)] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Erfolgsrechnung der Division

Division Markets & Investment Banking (MIB)

Erträge/Aufwendungen	**1.1.-30.9.2006** ***in Mio. €***	**1.1.-30.9.2005 in Mio. €**	**3. Quartal 2006 in Mio. €**	**2. Quartal 2006 in Mio. €**	**1. Quartal 2006 in Mio. €**
Zinsüberschuss	**810**	**803**	**268**	**256**	**286**
Provisionsüberschuss	260	220	72	86	102
Handelsergebnis	658	357	193	171	294
Saldo sonstige Aufwendungen/ Erträge	2	8	-8	5	5
Zinsunabhängige Erträge	**920**	**585**	**257**	**262**	**401**
OPERATIVE ERTRÄGE	**1.730**	**1.388**	**525**	**518**	**687**
Personalaufwand	378	320	120	120	138
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	460	460	147	162	151
Verwaltungsaufwand	**838**	**780**	**267**	**282**	**289**
OPERATIVES ERGEBNIS	**892**	**608**	**258**	**236**	**398**
Integrationsaufwendungen	0	0	0	0	0
Kreditrisikovorsorge	4	39	5	-16	15
Finanzanlageergebnis und andere Posten[1]	59	95	16	16	27
ERGEBNIS VOR STEUERN	**947**	**664**	**269**	**268**	**410**
Cost-Income-Ratio in %	**48,4**	**56,2**	**50,9**	**54,4**	**42,1**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Erfolgsrechnung der Division

Sonstige/Konsolidierung

Erträge/Aufwendungen	1.1.-30.9.2006 *in Mio. €*	1.1.-30.9.2005 in Mio. €	3. Quartal 2006 in Mio. €	2. Quartal 2006 in Mio. €	1. Quartal 2006 in Mio. €
OPERATIVE ERTRÄGE	**86**	**-36**	**-2**	**60**	**28**
Verwaltungsaufwand	**246**	**229**	**94**	**51**	**101**
OPERATIVES ERGEBNIS	**-160**	**-265**	**-96**	**9**	**-73**
Integrationsaufwendungen	14	0	12	2	0
Kreditrisikovorsorge	323	183	91	132	100
Finanzanlageergebnis und andere Posten[1)]	22	-228	-11	2	31
ERGEBNIS VOR STEUERN	**-475**	**-676**	**-210**	**-123**	**-142**

[1)] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de *Head of Investor Relations*	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verlässlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

INVESTOR RELATIONS RELEASE **NOVEMBER 16, 2006**

HVB sells shares of Munich Re

Bayerische Hypo- und Vereinsbank AG is reducing its stake in Munich Re through an accelerated offering from 4.9% to approx. 2.2%. HVB is selling approx. 6.16 million shares representing approx. 2.7% of the outstanding share capital of Munich Re. The transaction has a market volume of around € 782 million based on €126.95, the closing price on 15-Nov-2006. HVB will thereby realize a disposal gain in a low three-digit million euro range.

With this step HVB continues its ongoing strategy to align its financial holdings. The successful and mutually beneficial cooperation with Munich Re and Ergo is not affected and will be continued.

The sale is executed by Goldman Sachs International and UniCredit Markets & Investment Banking as joint bookrunners. The offer is directed to institutional investors.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
ilaria.ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-3777

INVESTOR RELATIONS RELEASE **16. NOVEMBER 2006**

HVB verkauft Anteile an der Münchner Rückversicherung

Die Bayerische Hypo- und Vereinsbank AG reduziert ihren Anteil an der Münchener Rückversicherungsgesellschaft durch ein beschleunigtes Bookbuilding-Verfahren von 4,9 Prozent auf nunmehr rund 2,2 Prozent. Die HVB verkauft damit rund 6,16 Millionen Aktien, was etwa 2,7 Prozent der ausstehenden Aktien der Münchener Rück entspricht. Die Transaktion hat auf Basis des Schlusskurses vom 15. November 2006 (€ 126,95) ein Marktvolumen von rund € 782 Mio. Die HVB wird dadurch einen Veräußerungsgewinn im niedrigen dreistelligen Millionenbereich erzielen.

Mit dieser Maßnahme setzt die HVB ihre Strategie des Abbaus ihrer Finanzbeteiligungen fort. Die erfolgreiche Zusammenarbeit zwischen HVB, Münchener Rück und ERGO bleibt hiervon unberührt und soll auch in Zukunft fortgesetzt werden.

Der Verkauf wird durch Goldman Sachs International und UniCredit Markets & Investment Banking als Joint Bookrunner durchgeführt. Das Angebot ist an institutionelle Investoren gerichtet.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
ilaria.ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-3777

INVESTOR RELATIONS RELEASE **NOVEMBER 22, 2006**

Postbank takes over HypoVereinsbank's payment processing

As of January 1, 2007, Postbank will be responsible for handling all payment transactions on behalf of HypoVereinsbank (HVB). The two institutions finalized the details of this arrangement today. In doing so, Postbank will further extend its market leadership in the field of payment transaction processing and secure a sound base for further expansion following the establishment of a uniform payment transaction market in Europe. For HVB, this arrangement is a further step within the scope of a strategic focus on the bank's core competencies.

This takeover will result in an increase in Postbank's transaction volume by a further 1.1 billion transactions each year, to 7.2 billion per annum. Mario Daberkow, Postbank Management Board Member responsible for the Services Division: "This will make us the leading service provider for payment transaction processing across the entire value added chain. What this means is that we'll be handling the payment transactions of four of Germany's five big banks."

Matthias Sohler, Management Board Member and Chief Operating Officer of HVB: "Postbank is a strong partner when it comes to payment processing services. Its experience and market position in this field of activity will ensure that the quality and security of payment transactions will remain at the customary high level for all our customer groups in the future, too." HVB's leading front-end systems on the market will remain fully available to our corporate customers in future. In cooperating with Postbank, we can benefit from lower operating costs and continue to extend our leadership in the field of front-end applications for corporate customers," said Matthias Sohler.

In 2003, HVB bundled its payment transaction processing services in a subsidiary of its own, trading as "HVB Payments & Services" (PAS). The latter is scheduled to be taken over by the Postbank subsidiary "Betriebs-Center für Banken Deutschland GmbH & Co. KG" (BCB) as of January 1, 2007. Guarantees for continuity of operations at the present level were agreed for four of the seven locations of PAS. The agreement is subject to the consent of the competent authorities.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE 22. NOVEMBER 2006

Postbank übernimmt Zahlungsverkehrsaktivitäten der HypoVereinsbank

Die Postbank wird ab 1. Januar 2007 die Abwicklung des Zahlungsverkehrs der HypoVereinsbank (HVB) übernehmen. Beide Institute haben heute die Details final festgelegt. Die Postbank baut dadurch ihre Marktführerschaft im Zahlungsverkehr weiter aus und sichert sich eine gute Ausgangsposition für die weitere Expansion nach der Vereinheitlichung des europäischen Zahlungsverkehrsmarkts. Für die HVB ist diese Vereinbarung ein weiterer Schritt im Rahmen der strategischen Fokussierung auf ihre Kernkompetenzen.

Durch die Übernahme steigt das Transaktionsvolumen der Postbank um weitere 1,1 Milliarden Transaktionen pro Jahr auf jährlich 7,2 Milliarden. Mario Daberkow, im Vorstand der Postbank verantwortlich für das Ressort Services: „Damit sind wir der führende Dienstleister über die gesamte Wertschöpfungskette im Zahlungsverkehr. Wir wickeln dann den Zahlungsverkehr von vier der fünf deutschen Großbanken ab."

Matthias Sohler, Vorstand und Chief Operating Officer der HVB: "Die Postbank ist ein starker Partner im Bereich Zahlungsverkehr. Erfahrung und Marktstellung der Postbank in diesem Bereich stellen sicher, dass Qualität und Sicherheit des Zahlungsverkehrs für alle unsere Kundengruppen auch künftig auf gewohnt hohem Niveau bleiben." Den Firmenkunden werden die marktführenden Front-End-Systeme der HVB auch weiterhin vollständig zur Verfügung stehen. Durch die Kooperation mit der Postbank können wir operative Kostenvorteile nutzen und unsere Marktführung bei Front-End-Anwendungen für Firmenkunden weiter ausbauen", so Matthias Sohler.

Die HVB hat ihren Zahlungsverkehr im Jahr 2003 in einer eigenen Tochtergesellschaft gebündelt, der "HVB Payments & Services" (PAS). Diese wird zum 1. Januar 2007 von der Postbank-Tochter „Betriebs-Center für Banken Deutschland GmbH & Co. KG“ (BCB) übernommen. Für vier der sieben Standorte der PAS wurden Bestandsgarantien vereinbart. Der Vertrag steht unter dem Vorbehalt der Zustimmung durch die Behörden.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

Interim Report

30.9

File No.
82-3777



HypoVereinsbank


Member of
UniCredit Group

FINANCIAL HIGHLIGHTS[1]

Key indicators	1/1–30/9/2006	1/1–30/9/2005
Return on equity after taxes, adjusted for the gain on disposal of HVB Splitska banka and Activest companies	17.6 %	—
Return on equity after taxes	29.8 %	10.4[2] %
Return on equity before taxes, adjusted for the gain on disposal of HVB Splitska banka and Activest companies	23.3 %	—
Return on equity before taxes	34.2 %	14.8[2] %
Cost-income ratio (based on total revenues)	58.6 %	66.7 %

Operating performance	1/1–30/9/2006	1/1–30/9/2005
Operating profit	3,533 € m	2,437 € m
Profit before tax	3,762 € m	1,574 € m
Net profit	2,548 € m	890 € m
Earnings per share, adjusted for the gain on disposal of HVB Splitska banka and Activest companies	2.00 €	—
Earnings per share	3.39 €	1.19 €

Balance sheet figures	30/9/2006	31/12/2005
Total assets	495.1 € bn	493.7[2] € bn
Total volume of lending	322.9 € bn	332.6 € bn
Shareholders' equity	18.5 € bn	15.4[2] € bn

Key capital ratios compliant with German Banking Act (KWG)	30/9/2006	31/12/2005[3]
Core capital	17.1 € bn	17.1 € bn
Equity funds	25.6 € bn	26.0 € bn
Risk assets	236.0 € bn	232.5 € bn
Core capital ratio	7.3 %	7.3 %
Equity funds ratio	10.4 %	10.6 %

Share information	1/1–30/9/2006	2005
Share price: Reporting date	34.50 €	25.61 €
High	35.13 €	26.85 €
Low	25.52 €	16.30 €
Market capitalisation at reporting date	25.9 € bn	19.2 € bn

	30/9/2006	31/12/2005
Employees	60,881	61,251
Branch offices	2,378	2,316

[1] Based on full HVB Group including the figures for discontinued operations

[2] Previous-year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other information")

[3] As per approved financial statements

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

THE FIRST TRULY EUROPEAN BANK TAKES SHAPE

Principal steps to realign the organisational structure and strategic orientation of HypoVereinsbank approved

On September 12, the Management Board and Supervisory Board of HypoVereinsbank approved the transfer of HypoVereinsbank's holdings in Bank Austria Creditanstalt (BA-CA) and other units in central and eastern Europe. This move is intended to reinforce the position of HypoVereinsbank and the UniCredit Group as a leading European financial services provider with a simple corporate structure and transparent corporate governance.

The goal of our bank is to have a clear orientation on our regional core markets and core competencies within the UniCredit Group, with a view to achieving our business objectives. When they signed the Business Combination Agreement on June 12, 2005, UniCredit and HVB had already outlined the possibility of creating such a structure. The transactions described below form part of the general focussing of strategy, which HypoVereinsbank is now implementing after reviewing the benefits.

HypoVereinsbank Shareholders' Meeting approves all transactions

On October 25, 2006 the Extraordinary Shareholders' Meeting of HypoVereinsbank approved the following six transactions:

- Sale and transfer to UniCredit of all no-par shares in Bank Austria Creditanstalt held by HypoVereinsbank
- Sale and transfer to UniCredit of all ordinary shares in HVB Bank Ukraine held by HypoVereinsbank
- Sale and transfer to Bank Austria Creditanstalt of all ordinary shares and options on ordinary shares in International Moscow Bank held by HypoVereinsbank
- Sale and transfer to Bank Austria Creditanstalt of all registered shares in HVB Bank Latvia held by HypoVereinsbank
- Sale and transfer to HVB Bank Latvia of the assets and liabilities of the HypoVereinsbank branch in Vilnius
- Sale and transfer to HVB Bank Latvia of the assets and liabilities of the HypoVereinsbank branch in Tallinn

In all the transactions, the consideration to be paid by the acquirer is based on an independent valuation appraisal carried out by PricewaterhouseCoopers.

As envisaged by the new Bank of the Regions agreement dated March 2006, BA-CA is thus assuming the responsibility within the UniCredit Group for operations in the countries of central and eastern Europe (excluding Poland). Furthermore, to carry out its mission, BA-CA is receiving various subsidiaries from UniCredit, such as Koç Finansal Hizmetler A.S., Turkey, Zagrebačka banka d. d., Croatia and Bulbank AD, Bulgaria. With this broader base, BA-CA is consolidating the diversification of the country-induced risks under a single roof.

It has the critical mass and the further consolidation potential to profitably exploit the future opportunities in these markets and to minimise risk. Thus it will play a leading role for the UniCredit Group in this region over the long run.

HypoVereinsbank strengthens its role in the UniCredit Group

The transactions are netting €13.7 billion for HypoVereinsbank, generating only lightly taxable gains on disposal of €6.57 billion in the separate financial statements of HypoVereinsbank AG. In this way we are cashing in on the strong growth in the value of our shareholdings at a time that is distinctly favourable for the sale of banks in central and eastern Europe. Building on this foundation, HypoVereinsbank can now concentrate its investments and skills more specifically than before on its German core market and investment banking. Thus it is completing a new strategic orientation, moving from the "Bank of the Regions in Europe" to a universal bank focussed strongly on the German market, where it intends to expand its competence fields.

In highly constructive talks, the management of UniCredit and HypoVereinsbank have agreed with the employee representatives of HypoVereinsbank that the considerable financial resources generated by the transactions should be made available to HypoVereinsbank in full. A special dividend payout to our shareholders – and hence also to UniCredit as the major shareholder – is not envisaged. Agreement has also been reached on HypoVereinsbank acting as the competence centre for investment banking within the UniCredit Group. The three parties have also agreed that, for resolutions regarding the restructuring of HypoVereinsbank in legally independent units for the duration of the Business Combination Agreement, a majority of four fifths of the members of the HypoVereinsbank Supervisory Board is required in addition to the appropriate majority on the UniCredit Board of Directors.

Key expansion in the core market of Germany

The disposals enable us to generate the funds required to continue expanding HypoVereinsbank from inside our organisation. We are clearly geared for growth in Germany as a result. Developments on the German banking market are opening up attractive business opportunities for profitable organic and external growth. This involves not only the complete takeover of competitors but also the acquisition of individual lines of business. What matters for us is not the size of the balance sheet but the value added that we offer our customers and shareholders. Besides expansion in Germany, which has top priority, acquisitions in the rest of Europe are also conceivable in the medium term, in particular in countries where UniCredit does not yet have an adequate presence (Scandinavia, Benelux).

Expansion of investment banking

HypoVereinsbank and UniCredit are currently involved in intensive negotiations regarding the future organisation of investment banking. The gains on disposal have given us the opportunity to significantly expand this line of business. Already today HypoVereinsbank generates 60% of UniCredit Group revenues in investment banking. We are to act as the competence centre for investment banking within the corporate group in the future. The investment banking activities currently grouped together in a virtual structure are to be consolidated at HypoVereinsbank for the next seven years at least, if possible in a separate legal unit. The proceeds from the transactions enable us to allocate adequate resources to this segment at a level appropriate for an expansion like this.

Gains on disposal strengthen capital base

By European and international standards, HypoVereinsbank's capital base has been fairly moderate to date. The gains on disposal generated by the transactions will help to considerably boost the core capital ratio. On a pro forma basis, it would have risen from 7.3% to more than 14.3% at June 30, 2006. At the same time, this will help us to optimise our equity and debt structure. Where legally possible and economically useful, we aim to buy back hybrid capital instruments in this context in order to minimise our cost of finance. This will, in the final analysis, have a positive impact on our debt ratings.

Customers continue to benefit from eastern European expertise

As in the past, Bank Austria Creditanstalt is retaining operational responsibility for commercial activities in central and eastern Europe. Consolidating the operations in CEE will, moreover, greatly enhance the presence and reach of the UniCredit Group. This enables HypoVereinsbank to offer its customers even better access to this region, so that they too can benefit from the planned transactions.

With its strategic re-orientation, HypoVereinsbank aims to be one of the leading banks in the German marketplace in terms of customer satisfaction and profitability. Irrespective of the disposals, we are thus opening up attractive, sustainable prospects for success for our customers, shareholders and employees.

General and industry-specific economic trends

Macro-economic situation

The world economy expanded at a somewhat slower pace in the third quarter. Even though the rate of growth stabilized in the United States following the very weak second quarter, it is still unlikely to have matched its long-term trend. The end of the property boom proved the main drag on growth, although the cessation of fiscal stimuli and the constantly widening trade gap also put on the brakes. After pausing for breath, the Japanese economy again grew rapidly in the third quarter. Once again, growth was driven by corporate capital spending, net exports and private consumption.

GDP growth in the euro area remained relatively robust in the third quarter, underpinned primarily by the demand for exports coupled with capital spending. At the same time, private consumption is slowly picking up pace as a result of employment gains on the labour market. That the leading indicators seem to have passed their peak, however, is a sign that a slowdown is imminent. The German economy benefited above all from constantly strong industrial activity in the third quarter. Nevertheless, available hard figures on the consumption side, including those from the retail trade, indicate that the rate of growth was not able to keep pace with a second quarter that was dominated by non-recurring effects.

Specific trends affecting the banking sector in Germany

Buoyed by the ongoing economic upswing, German banks have again been able to report satisfactory results in the third quarter of 2006. Lending volumes have increased slightly, providing for stable figures in net interest income. Starting from a very high level, securities operations have only declined a little in the third quarter, as reflected in net fees and commissions and net trading, hedging and fair value income. Rising levels of personal bankruptcy continued to occasion relatively high requirements for loan-loss provisions. As expected, the earnings trend at banks normalized in the third quarter. We assume that this development will continue in the fourth quarter as well.

CHANGES TO THE REPORTING STRUCTURE

The integration of HypoVereinsbank into the UniCredit Group has given rise to a new reporting and segment structure. Moreover, the transactions approved by the Shareholders' Meeting on October 25, 2006 have also had an inpact on the present interim report.

New income statement structure

In the present interim report, HypoVereinsbank has for the first time prepared its income statement using the structure employed by UniCredit in its capital market communications for years.

A reconciliation of the income statement structure used to date to the new income statement structure for the period from January 1 to September 30, 2006 is shown in Note 1 "Effects of adjusting the structure of the income statement to match disclosures in the UniCredit Group" together with the main differences.

Discontinued operations

The transfers agreed by the Management Board and Supervisory Board on September 12, 2006, which were approved by the Extraordinary Shareholders' Meeting on October 25, 2006 represent a discontinued operation as defined by IFRS 5.

In future, HVB AG is focussing on Germany as its core market within the UniCredit Group. It also has the opportunity to target other parts of northern Europe (notably Scandinavia and the Benelux countries) and significantly expand its investment banking operations, transforming itself into the investment banking competence centre for the entire UniCredit Group.

In carrying out the transactions listed above, HVB AG is discontinuing its activities in Austria and eastern Europe. Under IFRS 5, this represents a discontinued operation, which leads to a different presentation in the income statement.

The results of the discontinued operations are not shown in the income statement prepared in compliance with IFRS 5 until after the net profit after tax and minorities of "HVB Group new".

The income statement for HVB Group compliant with IFRS 5 (HVB Group new) down to the item "Net profit of HVB Group new" does not reflect the earnings power of the new HVB Group following the transactions listed either in the past or in the future. The profit now disclosed for HVB Group new does not contain any adequate revenues offsetting the capital tied by the holdings in BA-CA, IMB and the other units being transferred (dividends or primary revenues from the holdings). Looking into the future, the proceeds from the transactions will give HypoVereinsbank the chance to expand its core competencies and to tap additional sources of revenues.

Segment reporting

As a result of the integration into the UniCredit Group, the activities of HVB Group have been restructured in the following global divisions: Retail; Wealth Management; Corporates & Commercial Real Estate Finance; and Markets & Investment Banking.

Also shown is a segment entitled "Other/consolidation" that covers Global Business Services and Group Corporate Centre activities. The latter also contain the former RER segment and the newly defined SCP portfolio.

Adjustment of comparison periods

Due to the changes listed above, the income statement presented in the present interim report and the segment report are no longer comparable with the figures reported for previous periods. For this reason, we have adjusted the figures for previous periods in the present report accordingly.

OVERALL OPERATING PERFORMANCE FULL HVB GROUP

The full HVB Group (including discontinued operations) continued to build strongly on its good operating performance through the first nine months of 2006. The operating profit rose a sharp €1,096 million, or 45%, to €3,533 million compared to the same period last year. This growth in earnings was due to the 16.7% rise in total revenues. Hence, we have comfortably met the targets stated in the outlook of the Management's Discussion and Analysis on page 74 of the 2005 Annual Report of achieving a significant rise in total revenues and a substantial improvement in our cost-income ratio. We were able to improve the cost-income ratio to 58.6% as a result of the growth in revenues (September 30, 2005: 66.7%, December 31, 2005: 68.6%). Net write-downs of loans and provisions for guarantees and commitments rose by €83 million, or 8.5%, to €1,057 million compared to last year as a result of higher provisioning requirements at the BA-CA Group.

Net income from investments, and hence also the subsequent results, benefited strongly from the gain of €669 million realized on the disposal of HVB Splitska banka, part of the BA-CA sub-group, in the second quarter of 2006 and the gain of €533 million from the sale of three Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG and Activest Investmentgesellschaft Luxembourg S.A.) to Pioneer Global Asset Management S.p.A., which was posted in the third quarter of 2006. Net income from investments rose to €1,387 million, after €183 million last year, primarily as a result of these gains on disposal. At €3,762 million, profit before tax rose by a factor of 1.4 over the corresponding figure for the previous year and, at almost €2,548 million, net profit trebled after deducting minorities. After nine months of 2006, return on equity stands at 29.8%. Thus, we easily met our expectations for return on equity after taxes – even when adjusted for the gains on the disposal of HVB Splitska banka and the Activest companies – at 17.6% after 10.4% at September 30, 2005.

OPERATING PERFORMANCE OF HVB GROUP NEW

As already mentioned in the section entitled "Changes to the reporting structure", we provide a separate income statement for HVB Group new compliant with IFRS 5 rules. This statement no longer contains the respective income and expense items of the discontinued operations. Instead their profit contribution is reported only after net profit after minorities of HVB Group new.

Operating profit

The operating profit of HVB Group new rose by over half year-on-year to reach €1,785 million. The increase in operating profit compared to the same period last year is a result of both the rise in income and successful cost reduction measures. These efficiency enhancements have produced a significant improvement in the cost-income ratio by 10.1 percentage points to reach 61.0% (percentage of total revenues made up by operating costs).

Total revenues

The strong operating performance is reflected in a 12.4% rise in total revenues compared to last year.

Net interest income

As expected, net interest income failed to match the previous-year total for HVB Group new (down 2.3%, or €59 million, to €2,506 million) despite higher dividend income. The decline is primarily due to scheduled strategic portfolio disposals, chiefly in the Real Estate Restructuring unit. This development is also reflected in our segment report, by the decrease in net interest income in the Other/consolidation segment, while all other operating segments boosted net interest income over last year.

Net fees and commissions

At €1,356 million, net fees and commissions rose by 4.6% year-on-year as a result of a higher earnings contribution in the securities and depositary business (up 8.5%). Adjusted for consolidation effects (essentially the deconsolidation of Activest companies) and currency effects, the rate of increase in net fees and commissions totalled 7.8%. In particular, sales of innovative financial products like the "HVB Best of Fonds", "HVB Flex Bonus Zertifikat", "HVB 2 x 5% Profianleihe" and "HVB Höchststand-Zertifikat" helped to boost earnings. The other service units, including the lending business (up 8.8%), also made higher contributions to profits compared to last year.

Net trading, hedging and fair value income

The net trading, hedging and fair value income of HVB Group new developed especially well. At €673 million after nine months of 2006, it is more than double the figure reported for the same period last year (€285 million). Moreover, after the record figure of €297 million generated in a very friendly capital market environment in the first quarter of 2006, it also provided stable contributions to earnings in the second and third quarters of 2006 (Q2 2006: €185 million and Q3 2006: €191 million).

Net other expenses/income

Net other expenses/income is reported at €39 million at the end of September. A loss of €75 million was reported for this item last year on account of the losses absorbed from HVB Immobilien AG.

Operating costs

The operating costs of HVB Group new declined 3.6% compared to last year to €2,789 million. At the same time the 6.3% increase in payroll costs chiefly due to higher provisions for profit-related bonus payments in the Markets & Investment Banking division was more than compensated by the 11.9% reduction in other administrative expenses and the significant 28.1% decline in amortisation, depreciation and impairment losses on intangible and tangible assets. In net terms, initial consolidation and currency effects served to increase expenses by €11 million overall. In particular, the increase in expenses caused by the initial consolidation of the HVB Immobilien sub-group was offset by the lower expenses arising from the deconsolidation of the Activest companies.

Adjusted for consolidation and currency effects, operating costs would be down €115 million, or 4%, on the previous-year total.

Net write-downs of loans and provisions for guarantees and commitments

At the end of September 2006, net write-downs of loans and provisions for guarantees and commitments, at €638 million, were slightly below the figure of €645 million recorded for last year. Starting with the interim report at June 30, 2006, we have been reporting risk provisioning at the level actually required to this date and no longer as a proportion of the net write-downs of loans and provisions for guarantees and commitments expected for the whole year, which can also lead to fluctuations in the quarterly figures.

Profit before tax

The net income from investments recorded by HVB Group new benefited from the one-off effect of €533 million arising from the disposal of the Activest companies in the third quarter of 2006. Chiefly as a result of this gain on disposal and the gains realised from the reduction of our shareholdings in Babcock & Brown Limited (€55 million) in the first quarter of 2006 and Lufthansa AG (€40 million) in the second quarter of 2006, net income from investments rose to €689 million at the end of September 2006, after a loss of €120 million in the same period last year. The previous-year figure was depressed by non-recurrent expense of €210 million in connection with the acquisition of real estate from the assets of one of the real estate funds managed by our subsidiary Internationales Immobilien-Institut GmbH (iii-investments), which could only be partially offset by the disposal of shareholdings in Rhön-Klinikum and Premiere.

In compliance with IFRS 3, scheduled amortisation has no longer been taken on goodwill since January 1, 2005. No non-scheduled amortisation of goodwill was taken at September 30, 2006.

At €1,744 million, profit before tax, which also includes integration costs of €19 million and provisions for risks and charges of €73 million, increased by a factor of 4.4 over the previous year. Compared to the figure reported for the first nine months of last year, profit before tax, at €1,211 million after adjustment, would have trebled even without the gain on the disposal of the Activest companies.

Minorities and net profit

Minorities account for €65 million of net profit. After deducting the minorities we generated a profit of €1,304 million, which is at least five times the amount of the profit recorded for the same period last year. Even when adjusted for the one-off effect from the disposal of the Activest companies, we managed to more than treble the profit reported for last year.

Developments in the individual divisions

The segments were re-organised in connection with the integration of HVB into the UniCredit Group. The re-organisation mainly affected the former Germany business segment which was divided into the new Retail, Wealth Management and Corporates & Commercial Real Estate Financing divisions, the latter with two sub-divisions: Corporates and Commercial Real Estate Financing. As announced during the Capital Markets Day of the UniCredit Group at the beginning of July, moreover, a non-strategic portfolio of loans worth €20.5 billion known as the Special Credit Portfolio (SCP) has been set aside and assigned to the Other/consolidation segment together with the former Real Estate Restructuring segment. The SCP contains loans with little cross-selling potential, thus offering poor value for HypoVereinsbank. Only properly serviced loans have been assigned to this portfolio. When the SCP was defined, non-performing loans were also assigned, provided they met the criteria mentioned above. In all, properly serviced loans make up 90% of the total SCP.

The Retail and Wealth Management divisions were formed out of the former Private Customers business unit, while the Corporate Customers and Professionals business unit and the Real Estate business unit formed the basis for the new Corporates & Commercial Real Estate Financing division. Alongside this restructuring, there were some transfers from the former Corporate Customers and Professionals business unit (business customer segment) to the new Retail and Wealth Management divisions. The Markets & Investment Banking division was formed mainly from the former Corporates & Markets segment, but without the activities of the BA-CA Group or International Moscow Bank.

The contributions of the divisions to the profit before tax of HVB Group new of €1,744 million were as follows:

Retail	€127 million
Wealth Management	€691 million
Corporates & Commercial Real Estate Financing	€454 million
Markets & Investment Banking	€947 million
Other/consolidation	loss of €475 million

COMPONENTS AND MISSIONS OF THE NEW DIVISIONS

Retail division

Our customers are divided into three groups within the Retail division: private customers, affluents and business customers. We are implementing our growth strategy differently for each of the customer groups. For private customers, we are concentrating on attractive market segments, maintaining a clear range of products tailored to cater for specific customer needs and (re-)activating the single-product users among our customers. With regard to affluent customers, we are intensifying systematic customer contact, refining both our need-based approach and our products and maximising the risk/return for each customer. Finally, for our business customers, we are reinforcing our cross-selling (particularly asset gathering), adjusting our pricing and our service model and harmonising our distribution channels.

The Retail division serves around three million customers. Major subsidiaries allocated to this division include Bankhaus Neelmeyer and Vereinsbank Victoria Bauspar AG.

Wealth Management division

Wealth Management handles marketing for wealthy customers in Germany, private banking operations in Luxembourg, the activities of the DAB banking group and the production and marketing of real assets.

During the divisionalisation of HVB AG, more than 34,000 wealthy customers with an investment volume of almost €30 billion were transferred from retail and corporate banking operations.

This division serves customers with liquid assets of more than €500,000 under a relationship approach tailored to the requirements of high net worth customers. This is expanded to include specific family office services for customers with investments exceeding €30 million.

The following customer groups form the basis of the relationship model geared to providing comprehensive wealth management: family office customers, for whom the key element is providing comprehensive advice on very large and complex estates; private customers, where the focus is placed on individual asset strategies; professionals and business customers, for whom asset accumulation and corporate finance is the main element; and foundations and companies focussing on the professional management of large-scale assets. In addition, we attend to the private affairs of company owners and perform professional asset management for certain securities accounts, such as public-sector customers and professionals.

Corporates & Commercial Real Estate Financing division

In our **corporate banking operations** we concentrate on the needs of our around 70,000 mid-sized customers: supporting their cross-border expansion; helping them with new forms of finance and financial risk management; and opening them up to the capital market. To implement our growth strategy, we need to systematically exploit the business potential. Our ambitious goal is to become the leading corporate bank in Germany.

The corporate banking business involves various relationship models based on different customer requirements. In particular, we have relationship models for large caps, mid caps, small caps and the public sector. We combine these models with regional proximity, sector know-how and competent sales support.

Lending operations will continue to be our core business into the future. This involves making innovative solutions, such as mezzanine products involving our PREPS™ product which incorporate the capital market, accessible to our mid-sized corporate customers. These are offered in addition or as an alternative to the traditional loan. Besides providing sophisticated advisory services and the analysis and funding of current and non-current assets (working capital), we are offering structured loans to a broader array of mid-sized enterprises. We are also continuing to expand operations involving subordinated finance, small and medium-sized financing for corporate transactions and project finance.

We leverage our leading position in central and eastern Europe to support our customers through our European network.

Major subsidiaries allocated to this division include HVB Banque Luxembourg, which is assigned to several divisions, and HVB Leasing GmbH.

Organisationally, **commercial real estate financing** belongs to the Corporates division. It forms part of the UniCredit Group's growth strategy for Germany and Europe, aiming to significantly improve the risk/return profile of portfolios and sustainably boost the profitability of the business. The consistent implementation of our strict lending policies based on the current market conditions and the sustained reduction of unprofitable portions of portfolios are playing an important role in this process. Our target customers have access to tailored products from HypoVereinsbank's full range, extending from classic real estate finance and interest rate hedging through to the structuring, syndication and, where appropriate, securitisation of portfolios. Our customers are served by regional account management teams based at six locations in Germany (Berlin, Düsseldorf, Frankfurt, Hamburg, Munich and Nuremberg) and the structured loan specialists concentrated in Munich.

Markets & Investment Banking division

The global Markets & Investment Banking (MIB) division of the UniCredit Group started out as a virtual organisation in mid-2006. Headquartered in Munich, it has offices at all the major financial centres worldwide, including London, New York, Hong Kong and Singapore. Around 2,000 employees at 40 locations serve some 1,100 institutional customers and 270 multinationals. HypoVereinsbank has been defined as UniCredit Group's competence centre for investment banking. All related activities will be pooled at HVB for at least the next seven years, due in part to the expertise and know-how we possess in this area. Some 70% of the business volume and revenues of the investment banking activities of the UniCredit Group are already generated by HypoVereinsbank today and thus currently flow into the balance sheet and income statement of HypoVereinsbank. The goal is to increase the proportion of this business volume by integrating the respective activities of other units in the UniCredit Group and boosting our market share. At the same time all activities will focus on selected products and customer segments where HypoVereinsbank can provide differentiated expertise. The ambitious growth targets of this new player in the European investment banking marketplace are of direct importance to HypoVereinsbank.

Markets & Investment Banking will receive a uniform structure with global responsibility within the UniCredit Group so that it can address global customers accordingly. Thus, in terms of its organisation and in other ways, the division differs from other operating units that have a regional branding tailored to suit the respective market and are part of a separate legal unit responsible for the entire regional market.

By combining complementary product competencies in the areas of structured finance, structured derivatives, structured loans and currency and interest hedging operations, a broad, competitive product portfolio has been created which provides an excellent basis for winning new customers and for offering additional services to existing customers in all markets. Flagship products and market positions notably include:

- takeover finance: 20% share of the German market, one of the leading arrangers of leveraged buy-outs in Europe
- project finance: one of the leading arrangers in Europe
- structured foreign trade finance
- issuing operations for pfandbriefs: market leader in Germany with a share of 13%, number 6 in Europe
- structured derivatives: leading provider in Germany

Relationship management and customer retention is based on a direct approach. Senior bankers foster the primary relationships with customers and communicate their needs to appropriate specialists.

Moreover, Markets & Investment Banking sees itself as a supplier of innovative and specialized products for all regional sales units of the remaining divisions who are thus also important individual customers and primary sales partners (structured investment products or exchange-traded funds (ETFs) for Retail and Wealth Management customers, or derivatives to hedge commodity and currency risk for corporates).

Major subsidiaries allocated to this division include HVB Banque Luxembourg, which is assigned to several divisions, HVB Global Assets, HVB Capital Asia Ltd. and HVB Capital Partners AG.

OVERALL FINANCIAL SITUATION FULL HVB GROUP

Total assets and volume of lending

The total assets of the full HVB Group (including the assets and liabilities of the discontinued operations) amounted to €495.1 billion at September 30, 2006, representing an increase of €1.4 billion, or 0.3%, over the 2005 year-end total. On the assets side, the main changes were an increase of €13.4 billion in placements with, and loans and advances to, other banks, whereas loans and advances customers declined by €9.6 billion.

The volume of lending decreased by €9.7 billion to €322.9 billion, with loans and advances to customers falling by €9.0 billion and contingent liabilities by €1.4 billion, whilst placements with, and loans and advances to other banks, rose by €0.7 billion.

On the liabilities side, deposits from other banks increased by €5.0 billion, whereas primarily promissory notes and other liabilities evidenced by paper and liabilities held for trading purposes decreased, by €3.5 billion and €2.5 billion respectively. The shareholders' equity shown in the balance sheet rose by €3.1 billion to reach €18.5 billion, mostly on account of the profit generated in the first nine months of 2006. This total includes €3.5 billion of minority interest, up €0.4 billion on the year-end figure. Compliant with IAS 19.93A, actuarial losses of €1.0 billion were recorded in shareholders' equity for the first time in the first quarter of 2006. The prior year figures have been adjusted accordingly (see also "IFRS basis" in the section entitled "Other information" below).

The reduction of the balance sheet items "Non-current assets or disposal groups held for sale" and "Liabilities of disposal groups held for sale" results essentially from the deconsolidation of HVB Splitska banka d.d., Split, which has been sold. However, further items were included which were classified as non-current assets or disposal groups held for sale compliant with IFRS 5. See Note 15 for further details on these items. To improve comparability, we have not reclassified the companies defined as discontinued operations or units to "Non-current assets or disposal groups held for sale".

The balance sheet structure following disposal of the units defined as discontinued operations is shown in the pro forma balance sheet disclosed in Note 22.

Risk assets, key capital ratios and liquidity

At €236.0 billion, the risk assets compliant with the German Banking Act (KWG) rose by 1.1% compared to the previous quarter. Market risk positions compliant with the German Banking Act totalled €907 million. At HVB sub-group level, the risk assets compliant with the German Banking Act totalled €146.5 billion and market risk positions €606 million.

The core capital compliant with the German Banking Act rose by €0.2 billion compared to the previous quarter to reach €17.1 billion at September 30, 2006. This gives rise to a core capital ratio of 7.3% and an equity funds ratio of 10.4%. If market risk positions are also included, at 6.9% the core capital ratio remains unchanged over the previous quarter.

It is planned to reduce risk assets by the end of the year by carrying out new securitisation transactions, if there is sufficient need.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available with a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HypoVereinsbank AG, the figure averaged 1.2 in the first three quarters of 2006 (at the reporting date on September 30, 2006: 1.2).

OTHER INFORMATION

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting. With the exception of the new and revised IFRSs, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2005. As described in the section entitled "Changes to the reporting structure", the presentation in the income statement has been adjusted to reflect the structure of the UniCredit Group.

Listed below are the changes to the standards to be applied for the first time with effect from January 1, 2006, which essentially affect our bank.

In the first quarter of 2006, HVB Group exercised the new option in the revised IAS 19.93A "Employee benefits" permitting unrealised actuarial gains or losses to be carried in shareholders' equity outside the profit or loss for the period. The comparative prior year figures and the statement of shareholders' equity were adjusted accordingly. Unrealised actuarial losses of €1,372 million were charged directly to shareholders' equity together with the related deferred tax assets of €400 million. Thus the change of method resulted in a reduction of €972 million in the shareholders' equity reported at December 31, 2005; €166 million of this total is attributable to minorities. The reserves increased by €1,108 million, this being the balance of the unrealised actuarial loss (€1,372 million) and the capitalised excess cover for plan assets (€264 million). Investments (excess cover for plan assets) declined by €264 million accordingly.

In addition, the following changes to the standards were applicable for the first time, but they have not had any material consequences for HVB Group:

- Change in IAS 21 "The effects of changes in foreign exchange rates"
- Additions to IAS 39 "Financial instruments: Recognition and measurement" and IFRS 4 "Insurance contracts"
- Change in IAS 39 regarding cash flow hedge accounting
- Interpretation IFRIC 4 on leases

Please refer to the 2005 Annual Report starting on page 113 for information on other accounting and valuation principles.

Changes in the group of companies included in consolidation

With effect from January 1, 2006, we have included HVB Immobilien AG together with its subsidiaries in the consolidated financial statements of HVB Group by way of full consolidation. The business of these real estate project companies is geared to managing their real estate portfolios to best effect. Up until now, the results of these companies were already included in the balance of other income and expenses in the HVB Group income statement, and in net other income/expenses in the new income statement structure, by way of absorbed losses.

The three Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG and Activest Investmentgesellschaft Luxembourg S.A.) were sold to Pioneer Global Asset Management S.p.A. in the third quarter for an aggregate price of €600 million. These companies left the group of companies included in consolidation of HVB AG with effect from July 1, 2006.

Compliant with IFRS 5, both the initial consolidations and the deconsolidations listed also have an impact on the items down to net profit after tax in the income statement.

In addition, there are further effects from initial consolidation and deconsolidation relating to the discontinued operations covering activities in Austria and eastern Europe:

- Joint Stock Commercial Bank HVB Bank Ukraine, Kiev and HVB Bank Latvia, Riga were added to the group of companies included in consolidation with effect from January 1, 2006. The following companies assigned to the BA-CA sub-group were also added to the group of companies included in consolidation with effect from January 1, 2006:
- CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna (sub-group)
- Nova Banjalučka Banka a. d., Banja Luka
- Universale International Realitäten GmbH, Vienna (sub-group)

The following banks had already been added to the group of companies included in consolidation in the 2005 financial year. However, their results still have an impact on comparisons with the first nine months of 2005 as they were initially consolidated in the first nine months of 2005 or after September 30, 2005 (see also 2005 Annual Report, starting on page 116):

- Closed Joint Stock Company International Moscow Bank, Moscow (IMB)
- Hebros Bank, Plovdiv
- HVB Banka Srbija i Crna Gora A.D., Belgrade
- Banca Comerciala "Ion Tiriac" S.A., Bucharest

BA-CA AG sold its 99.75% holding in HVB Splitska banka d.d., Split, to France-based Société Générale on June 30, 2006. The sale of HVB Splitska banka, which is shown separately in the balance sheet at December 31, 2005 and March 31, 2006 as a disposal group held for sale compliant with IFRS 5, yielded a gain on disposal of €669 million disclosed by HVB Group under net income from investments.

Events after September 30, 2006

On October 25, 2006 the Extraordinary Shareholders' Meeting of HypoVereinsbank approved the sale to UniCredit of all shares in Bank Austria Creditanstalt AG and HVB Bank Ukraine held by HypoVereinsbank and the sale to Bank Austria Creditanstalt AG of all shares in International Moscow Bank and HVB Bank Latvia held by HypoVereinsbank. At the same time, the sale and transfer to HVB Bank Latvia of all assets and liabilities of the branches in Vilnius, Lithuania and Tallinn, Estonia was approved. These transactions are described in greater detail at the start of the present report.

In June 2006, an agreement was reached with the Nordea Finland Plc (Nordea) banking group regarding the purchase of a further interest in the voting capital of IMB totalling 26.44%. This transaction was completed in October 2006. The acquisition of the holding from Nordea increased our interest in IMB from 52.9% to 79.3%.

On November 7, 2006, HypoVereinsbank announced that it had reached agreement with Barclays Bank PLC (Barclays) on the sale of Indexchange AG (INDEXCHANGE) for €240 million. The transaction is expected to close after the appropriate regulatory approvals have been obtained, which should take no longer than three months. HypoVereinsbank will continue to provide a number of services to INDEXCHANGE, including acting as market-maker, custodial bank and depositary.

HypoVereinsbank completed the sale of Westfalenbank AG to Crown Northcorp in October 2006. The transaction concludes the restructuring of Westfalenbank AG. HVB had already sold the wealth management and retail activities in 2005. HypoVereinsbank integrated the corporate operations of Westfalenbank AG with more than 1,500 small and medium-sized enterprises during the current year.

OUTLOOK

General economic trends

The global economic data look set to deteriorate further over the coming months, although no hard landing is imminent. Furthermore, the strong start to 2006 will still provide for high annual average growth figures in all regions (3.7% for the global economy as a whole, followed by 2.8% in 2007). The United States will remain the engine of growth overall alongside China and the emerging economies of Asia, although U.S. growth is likely to slip below its long-term trend by the end of 2006. This can be attributed to the weakness of the U.S. property market coupled with fewer new jobs created and weakening consumer spending. Nevertheless, the economic downturn is being ameliorated by declining energy costs and positive wealth effects on the back of rising share prices. On account of the strong start to the year, GDP growth in the United States should still average 3.5% for 2006 as a whole. Not until 2007 will a clear slowdown in growth to 2.5% become evident. In Japan, the motor of growth should continue to perform well. Large companies in particular are still announcing large-scale investment plans and inadequate employment levels. Consequently the cooling of the Japanese economy should remain moderate next year, despite the slowdown in global growth (real GDP growth 2006: 3.0%; 2007: 2.2%).

In the euro area, the economy is expected to pick up pace temporarily in the fourth quarter. This can be attributed primarily to Germany, where the imminent rise in value-added tax in 2007 will cause consumer spending to be brought forward to the final quarter of 2006. The European economy can be expected to expand at a slower rate in the coming year, as indicated by the slight decline in external demand and the related falls in capital spending. At the same time, relief will come from an increase in employment on the labour market. Consequently private consumption should remain robust overall, following a temporary setback in the first quarter in 2007. Thus growth of 2.6% is predicted for 2006 and 1.5% for 2007. For Germany, the corresponding growth rates are 2.2% and 1.1%, respectively.

The cycle of interest rate rises by the Fed has come to an end. The U.S. central bank can be expected to lower its key lending rate again by 100 basis points as early as the first half of 2007. On the other hand, the European Central Bank is likely to raise its key lending rate once more in December 2006 to reach 3.5%, before taking a breather.

Trend yields on 10-year U.S. bonds can be expected to decline tangibly. This is signalled by the slowing of economic growth in the United States, the end of monetary tightening by the Fed and the tailing off of inflationary fears. Structural bond purchases by Asian central banks and institutional investors are also depressing yield levels. Yields on 10-year U.S. Treasury bonds will probably be around 4.5% by the end of 2006. The yields are likely to continuing falling at the start of 2007. German Treasury bonds will follow the lead from the United States at a lower level. The dollar is likely to depreciate further in the medium term. The reasons for this are the renewed focus of investors on the high U.S. current account deficit and the ongoing appreciation of the Chinese currency. As a result, the euro should be worth around $1.30 by the end of the year and rise slightly in the spring of 2007.

Earnings performance of HVB Group

The risks associated with the further development of HVB Group as described in last year's Risk Report (2005 Annual Report, pp. 76–103) have not changed during the year to date.

As already mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2005 (on page 74 of the 2005 Annual Report), we are planning for a tangible increase in total revenues in the 2006 financial year, with operating costs remaining practically unchanged. Net trading, hedging and fair value income and stronger net fees and commissions are expected to be the main drivers of growth in total revenues.

This would consequently give rise to a scheduled improvement in the cost-income ratio and the return on equity.

Thanks to the results achieved for the first nine months of 2006 on the back of strong total revenues, we have comfortably exceeded our internal targets for both HVB Group and HVB Group new. Consequently, we believe we are well on the way to meeting our targets for 2006 as a whole, even if the third quarter was not able to fully match the outstanding first half of the year.

Our share continued to perform admirably in the third quarter, reaching its highest price for five years on September 26, 2006 at €35.13. In the period under review, the HVB share outperformed our benchmark indexes, the MDAX and the Prime Banks index, by 13.6% and 17.1% respectively.

The new UniCredit Group unveiled its three-year plan together with the targets and business models of the individual divisions at the Capital Markets Day which was held in Munich on July 5, 2006. From this date until the results for the second quarter were published on August 4, 2006 our share gained 15% in value. The HVB share ended the quarter at a price of €34.50, which represents an increase of 21.7% compared to the end of the previous quarter.

Average daily turnover remained constant quarter-on-quarter at 0.5 million shares. At the end of September, the HVB share was weighted at 1.8% in the MDAX and 1.8% in the Prime Banks index. Our share was being tracked by analysts from nine banks and securities firms at the end of October 2006. Over half the analysts (67%) had issued a "buy" recommendation, 22% a "hold" recommendation and 11% a "sell" recommendation.

The HVB share relative to MDAX and Prime Banks


HVB share from June 30 to September 30, 2006, in €
36.0
33.5
31.0
28.5
30/6
7/7
14/7
21/7
28/7
4/8
11/8
18/8
25/8
1/9
8/9
15/9
22/9
30/9
HVB share
MDAX indexed to HVB
Prime Banks indexed to HVB

RESULTS

FROM JANUARY 1 TO SEPTEMBER 30, 2006
HVB GROUP COMPLIANT WITH IFRS 5
(HVB GROUP NEW)

Income/expenses	Notes	1/1–30/9/2006	1/1–30/9/2005		Change
		€ millions	€ millions	€ millions	in %
Net interest	(3)	2,322	2,406	(84)	(3.5)
Dividends and other income from equity investments	(4)	184	159	+ 25	+ 15.7
Net interest income		**2,506**	**2,565**	**(59)**	**(2.3)**
Net fees and commissions	(5)	1,356	1,296	+ 60	+ 4.6
Net trading, hedging and fair value income		673	285	+ 388	>+ 100.0
Net other expenses/income		39	(75)	+ 114	
Net non-interest income		**2,068**	**1,506**	**+ 562**	**+ 37.3**
TOTAL REVENUES		**4,574**	**4,071**	**+ 503**	**+ 12.4**
Payroll costs		1,699	1,599	+ 100	+ 6.3
Other administrative expenses		867	984	(117)	(11.9)
Amortisation, depreciation and impairment losses on intangible and tangible assets		223	310	(87)	(28.1)
Operating costs		**2,789**	**2,893**	**(104)**	**(3.6)**
OPERATING PROFIT		**1,785**	**1,178**	**+ 607**	**+ 51.5**
Provisions for risks and charges		73	13	+ 60	>+ 100.0
Write-down on goodwill		0	0	0	0.0
Integration costs		19	0	+ 19	+ 100.0
Net write-downs of loans and provisions for guarantees and commitments	(6)	638	645	(7)	(1.1)
Net income from investments		689	(120)	+ 809	
PROFIT BEFORE TAX		**1,744**	**400**	**+ 1,344**	**>+ 100.0**
Income tax for the period		375	162	+ 213	>+ 100.0
NET PROFIT		**1,369**	**238**	**+ 1,131**	**>+ 100.0**
Minorities		(65)	3	(68)	
NET PROFIT OF HVB GROUP NEW[1]		**1,304**	**241**	**+ 1,063**	**>+ 100.0**
Net profit after tax of discontinued operations		1,762	955	+ 807	+ 84.5
Minority interest in the net profit of discontinued operations		(518)	(306)	(212)	(69.3)
NET PROFIT OF FULL HVB GROUP		**2,548**	**890**	**+ 1,658**	**>+ 100.0**

[1] Without the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (= Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn)

FROM JULY 1 TO SEPTEMBER 30, 2006
HVB GROUP COMPLIANT WITH IFRS 5 (HVB GROUP NEW)

Income/expenses	1/7–30/9/2006	1/7–30/9/2005	Change	
	€ millions	€ millions	€ millions	in %
Net interest	766	771	(5)	(0.6)
Dividends and other income from equity investments	37	66	(29)	(43.9)
Net interest income	**803**	**837**	**(34)**	**(4.1)**
Net fees and commissions	371	464	(93)	(20.0)
Net trading, hedging and fair value income	191	124	+ 67	+ 54.0
Net other expenses/income	(4)	(18)	+ 14	+ 77.8
Net non-interest income	**558**	**570**	**(12)**	**(2.1)**
TOTAL REVENUES	**1,361**	**1,407**	**(46)**	**(3.3)**
Payroll costs	558	526	+ 32	+ 6.1
Other administrative expenses	289	335	(46)	(13.7)
Amortisation, depreciation and impairment losses on intangible and tangible assets	72	92	(20)	(21.7)
Operating costs	**919**	**953**	**(34)**	**(3.6)**
OPERATING PROFIT	**442**	**454**	**(12)**	**(2.6)**
Provisions for risks and charges	27	11	+ 16	>+ 100.0
Write-down on goodwill	0	0	0	0.0
Integration costs	16	0	+ 16	+ 100.0
Net write-downs of loans and provisions for guarantees and commitments	226	208	+ 18	+ 8.7
Net income from investments	551	(178)	+ 729	
PROFIT BEFORE TAX	**724**	**57**	**+ 667**	**>+ 100.0**
Income tax for the period	60	15	+ 45	>+ 100.0
NET PROFIT	**664**	**42**	**+ 622**	**>+ 100.0**
Minorities	(14)	(5)	(9)	> (100.0)
NET PROFIT OF HVB GROUP NEW[1]	**650**	**37**	**+ 613**	**>+ 100.0**
Net profit after tax of discontinued operations	297	447	(150)	(33.6)
Minority interest in the net profit of discontinued operations	(105)	(160)	+ 55	+ 34.4
NET PROFIT OF FULL HVB GROUP	**842**	**324**	**+ 518**	**>+ 100.0**

[1] Without the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (= Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn)

INCOME STATEMENT
FROM JANUARY 1 TO SEPTEMBER 30, 2006
FULL HVB GROUP[1]

Income/expenses	1/1–30/9/2006 € millions	1/1–30/9/2005 € millions	Change € millions	Change in %
Net interest	4,348	4,198	+ 150	+ 3.6
Dividends and other income from equity investments	360	340	+ 20	+ 5.9
Net interest income	**4,708**	**4,538**	**+ 170**	**+ 3.7**
Net fees and commissions	2,677	2,352	+ 325	+ 13.8
Net trading, hedging and fair value income	1,060	496	+ 564	>+ 100.0
Net other expenses/income	88	(74)	+ 162	
Net non-interest income	**3,825**	**2,774**	**+1,051**	**+ 37.9**
TOTAL REVENUES	**8,533**	**7,312**	**+1,221**	**+ 16.7**
Payroll costs	2,966	2,701	+ 265	+ 9.8
Other administrative expenses	1,618	1,664	(46)	(2.8)
Amortisation, depreciation and impairment losses on intangible and tangible assets	416	510	(94)	(18.4)
Operating costs	**5,000**	**4,875**	**+ 125**	**+ 2.6**
OPERATING PROFIT	**3,533**	**2,437**	**+1,096**	**+ 45.0**
Provisions for risks and charges	79	12	+ 67	>+ 100.0
Write-down on goodwill	0	0	0	0.0
Integration costs	22	60	(38)	(63.3)
Net write-downs of loans and provisions for guarantees and commitments	1,057	974	+ 83	+ 8.5
Net income from investments	1,387	183	+1,204	>+ 100.0
PROFIT BEFORE TAX	**3,762**	**1,574**	**+2,188**	**>+ 100.0**
Income tax for the period	631	381	+ 250	+ 65.6
NET PROFIT	**3,131**	**1,193**	**+1,938**	**>+ 100.0**
Minorities	(583)	(303)	(280)	(92.4)
NET PROFIT OF FULL HVB GROUP	**2,548**	**890**	**+1,658**	**>+ 100.0**

	Notes	1/1–30/9/2006 €	1/1–30/9/2005 €
Earnings per share (adjusted)[2]	(8)	2.00	—
Earnings per share	(8)	3.39	1.19

[1] Including the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (= Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn)

[2] 2006 figure adjusted for the gain on the disposal of HVB Splitska banka and Activest companies

Since no conversion rights or option rights on conditional capital existed at September 30, 2006, there is no calculation of diluted earnings per share.

FROM JULY 1 TO SEPTEMBER 30, 2006
FULL HVB GROUP[1]

Income/expenses	1/7–30/9/2006	1/7–30/9/2005		Change
	€ millions	€ millions	€ millions	in %
Net interest	1,468	1,406	+ 62	+ 4.4
Dividends and other income from equity investments	117	112	+ 5	+ 4.5
Net interest income	**1,585**	**1,518**	**+ 67**	**+ 4.4**
Net fees and commissions	797	850	(53)	(6.2)
Net trading, hedging and fair value income	285	208	+ 77	+ 37.0
Net other expenses/income	(2)	(16)	+ 14	+ 87.5
Net non-interest income	**1,080**	**1,042**	**+ 38**	**+ 3.6**
TOTAL REVENUES	**2,665**	**2,560**	**+ 105**	**+ 4.1**
Payroll costs	979	911	+ 68	+ 7.5
Other administrative expenses	548	565	(17)	(3.0)
Amortisation, depreciation and impairment losses on intangible and tangible assets	125	161	(36)	(22.4)
Operating costs	**1,652**	**1,637**	**+ 15**	**+ 0.9**
OPERATING PROFIT	**1,013**	**923**	**+ 90**	**+ 9.8**
Provisions for risks and charges	29	13	+ 16	>+ 100.0
Write-down on goodwill	0	0	0	0.0
Integration costs	19	60	(41)	(68.3)
Net write-downs of loans and provisions for guarantees and commitments	439	326	+ 113	+ 34.7
Net income from investments	559	79	+ 480	>+ 100.0
PROFIT BEFORE TAX	**1,085**	**603**	**+ 482**	**+ 79.9**
Income tax for the period	124	114	+ 10	+ 8.8
NET PROFIT	**961**	**489**	**+ 472**	**+ 96.5**
Minorities	(119)	(165)	+ 46	+ 27.9
NET PROFIT OF FULL HVB GROUP	**842**	**324**	**+ 518**	**>+ 100.0**

	1/7–30/9/2006	1/7–30/9/2005
	€	€
Earnings per share (adjusted)[2]	0.41	—
Earnings per share	1.12	0.44

[1] Including the income and expenses of companies to be defined as discontinued operations compliant with IFRS 5 (= Bank Austria Creditanstalt Group, IMB, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn)

[2] 2006 figure adjusted for the gain on the disposal of HVB Splitska banka and Activest companies

BALANCE SHEET AT SEPTEMBER 30, 2006

Assets	Notes	30/9/2006	31/12/2005		Change
		€ millions	€ millions	€ millions	in %
Cash reserve		6,704	7,757	(1,053)	(13.6)
Assets held for trading purposes	(9)	103,217	103,519	(302)	(0.3)
Placements with, and loans and advances to, other banks	(10)	70,669	57,229	+13,440	+23.5
Loans and advances to customers	(11)	264,996	274,643	(9,647)	(3.5)
Allowances for losses on loans and advances	(13)	(10,292)	(12,511)	+ 2,219	+17.7
Investments	(14)	44,424	45,419	(995)	(2.2)
Property, plant and equipment		2,704	2,723	(19)	(0.7)
Intangible assets		2,708	2,776	(68)	(2.4)
Income tax assets		3,347	3,291	+ 56	+ 1.7
Other assets		4,994	5,573	(579)	(10.4)
Non-current assets or disposal groups held for sale[1]	(15)	1,634	3,240	(1,606)	(49.6)
Total assets		**495,105**	**493,659**	**+ 1,446**	**+ 0.3**

[1] Adjusted for companies defined as discontinued operations

Shareholders' equity and liabilities	Notes	30/9/2006	31/12/2005	Change	
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(16)	118,785	113,739	+5,046	+ 4.4
Amounts owed to other depositors	(17)	160,783	158,421	+2,362	+ 1.5
Promissory notes and other liabilities evidenced by paper	(18)	102,502	105,982	(3,480)	(3.3)
Liabilities held for trading purposes		61,108	63,638	(2,530)	(4.0)
Provisions	(19)	5,778	5,672	+ 106	+ 1.9
Income tax liabilities		2,155	1,891	+ 264	+ 14.0
Other liabilities		8,578	9,406	(828)	(8.8)
Subordinated capital	(20)	16,794	17,612	(818)	(4.6)
Liabilities of disposal groups held for sale[1]	(21)	82	1,887	(1,805)	(95.7)
Shareholders' equity		18,540	15,411	+3,129	+ 20.3
Shareholders' equity attributable to shareholders of HVB AG		15,059	12,358	+2,701	+ 21.9
Subscribed capital		2,252	2,252	0	0.0
Additional paid-in capital		9,125	9,128	(3)	(0.0)
Other reserves		19	58	(39)	(67.2)
Change in valuation of financial instruments		1,115	729	+ 386	+ 52.9
AfS reserve		1,142	871	+ 271	+ 31.1
Hedge reserve		(27)	(142)	+ 115	+ 81.0
Net profit 2005		0	191	(191)	(100.0)
Net profit (loss) 1/1–30/9		2,548	0	+2,548	+ 100.0
Minority interest		3,481	3,053	+ 428	+ 14.0
Total shareholders' equity and liabilities		**495,105**	**493,659**	**+1,446**	**+ 0.3**

[1] Adjusted for companies defined as discontinued operations

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FULL HVB GROUP

€ millions	2006	2005
Shareholders' equity at January 1 (before change in IAS 19)	**16,383**	**13,976**
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(972)	(238)
Shareholders' equity at January 1 (after change in IAS 19)	**15,411**	**13,688**
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (before change in IAS 19)	13,164	11,467
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(806)	(245)
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (after change in IAS 19)	12,358	11,222
Changes 1/1–30/9		
Subscribed capital	0	(2)
Change from capital increase against cash contribution	0	0
Change in holdings of, and net income from, treasury stock	0	(2)
Additional paid-in capital	(3)	(2)
Change from capital increase against cash contribution	0	0
Transaction costs of capital increase	0	0
Change in holdings of, and net income from, treasury stock	(3)	(2)
Other reserves	(39)	82
Pensions and similar obligations (IAS 19)	0	0
Actuarial losses on defined benefit plans	0	0
Changes from currency and other changes	(39)	82
Change in valuation of financial instruments	386	738
Consolidated profit 2005 (dividend payout of HVB AG)	(191)	0
Profit (loss) 1/1–30/9	2,548	890
Shareholders' equity attributable to HVB AG shareholders at 30/9	15,059	12,928
Minority interest at 1/1 (before change in IAS 19)	3,219	2,509
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(166)	(43)
Minority interest at 1/1 (after change in IAS 19)	3,053	2,466
Change in minority interest 1/1–30/9	428	621
Minority interest at 30/9	3,481	3,087
Shareholders' equity at September 30	**18,540**	**16,015**
including:		
Shareholders' equity of disposal groups held for sale	31	93

CASH FLOW STATEMENT
FULL HVB GROUP

€ millions	2006	2005
Cash and cash equivalents at January 1	**7,757**	**6,903**
Cash flows from operating activities	(3,042)	1,698
Cash flows from investing activities	2,201	(1,203)
Cash flows from financing activities	(169)	(530)
Effects of exchange rate changes on cash and cash equivalents	(43)	42
Cash and cash equivalents at September 30	**6,704**	**6,910**

NOTES TO THE INCOME STATEMENT

1

Notes on the adjustment of disclosures the income statement to match the UniCredit Group structure

New income statement structure		Old income statement structure	
Income/expenses	1/1–30/9/2006	Income/expenses	1/1–30/9/2006
	€ millions		€ millions
Net interest	4,348	Interest and similar income	14,615
Dividends and other income from equity investments	360	Interest expense and similar charges	10,016
Net interest income	**4,708**	Net interest income	4,599
Net fees and commissions	2,677	Net write-downs of loans and provisions for guarantees and commitments	1,068
Net trading, hedging and fair value income	1,060	Net interest income after provisions for losses on loans and advances	3,531
Net other expenses/income	88	Fee and commission income	3,270
Net non-interest income	**3,825**	Fee and commission expenses	560
TOTAL REVENUES	**8,533**	Net commission income	2,710
Payroll costs	2,966	Gains less losses arising from trading securities (trading profit)	1,140
Other administrative expenses	1,618	General administrative expenses	4,968
Amortisation, depreciation and impairment losses on intangible and tangible assets	416	Balance of other operating income and expenses	11
Operating costs	**5,000**	**Operating profit (loss)**	**2,424**
OPERATING PROFIT	**3,533**	Net income from investments	1,386
Provisions for risks and charges	79	Amortisation of goodwill	0
Write-down on goodwill	0	Restructuring costs	22
Integration costs	22	Balance of other income and expenses	(26)
Net write-downs of loans and provisions for guarantees and commitments	1,057	**Profit (loss) from ordinary activities/ net income (loss) before taxes**	**3,762**
Net income from investments	1,387	Taxes on income	631
PROFIT BEFORE TAX	**3,762**	**Net income (loss) after taxes**	**3,131**
Income tax for the period	631	Minority interest in net income (loss)	(583)
NET PROFIT	**3,131**	**Consolidated profit (loss) of full HVB Group**	**2,548**
Minorities	(583)		
NET PROFIT OF FULL HVB GROUP	**2,548**		

The following remarks describe the main differences between the new income statement presentation using the UniCredit income statement structure and the old HVB income statement structure.

- In the new income statement structure, net interest income contains interest income and expenses arising from tradiing operations that were previously carried in trading profit. Furthermore, the income from investment properties (rental income) previously carried in net interest income is now assigned to net other expenses/income.
- Net fees and commissions contains fees and commissions arising from trading operations (previously carried in trading profit).
- Net trading, hedging and fair value income is shown without interest, fee and commission income arising from trading operations. Dividend income arising from trading operations remains part of net trading, hedging and fair value income. Furthermore, net trading, hedging and fair value income contains gains on the valuation of financial instruments at fair value through profit and loss, which were previously carried in net income from investments.
- Most of the income and expenses from investment properties previously carried in net income from investments are now included in "Net other expenses/income". Furthermore, large parts of the old income statement item entitled "Balance of other income and expenses" (e.g. losses absorbed) are now included in "Net other expenses/income". Provided restructuring provisions are not involved, the additions to and releases of provisions have been included in a separate item entitled "Provisions for risks and charges".
- Write-downs on investment properties, which were previously deducted from net income from investments, are now carried under operating costs.
- The item entitled "Integration costs" has the same content as the old item entitled "Restructuring costs".
- The UniCredit income statement structure shows net write-downs of loans and provisions for guarantees and commitments after operating profit, although the content has remained largely the same (with the exception of items like litigation risks in the lending business).

2

Segment reporting

When the segments were restructured, the methods and parameters used in segment reporting were modified as follows:

In the case of the companies assigned to several divisions, core capital amounting to 7% of risk-weighted assets and 50% of the market risks requiring cover under the German Banking Act is assigned to the divisions as before. Equity capital is not standardised for the subsidiaries.

The percentage used to assess the equity capital allocated to the companies assigned to several divisions (HVB AG, HVB Banque Luxembourg) has been reduced from 5% to 3.4%. This rate, which equals the 3-month EURIBOR plus a premium in the amount of the average 5-year UniCredit credit spread, is set for one year as part of the budgeting process.

The new method of charging costs that cannot be allocated directly involves identifying the overhead costs for each segment individually in the budgeting process and setting them in the form of a fixed premium on the direct and indirect costs for the current financial year. Differences between the actual overhead costs and the budgeted value are allocated to the Corporate Centre.

Income statement broken down by division for the period from January 1 to September 30, 2006

€ millions	Retail	Wealth Management	Corporates & Commercial Real Estate Financing
TOTAL REVENUES			
1/1–30/9/2006	1,338	417	1,003
1/1–30/9/2005	1,310	420	989
Operating costs			
1/1–30/9/2006	1,077	261	367
1/1–30/9/2005	1,167	288	429
OPERATING PROFIT			
1/1–30/9/2006	261	156	636
1/1–30/9/2005	143	132	560
Net write-downs of loans and provisions for guarantees and commitments			
1/1–30/9/2006	130	2	179
1/1–30/9/2005	174	1	248
Other items[1]			
1/1–30/9/2006	(4)	537	(3)
1/1–30/9/2005	9	4	(13)
PROFIT BEFORE TAX			
1/1–30/9/2006	127	691	454
1/1–30/9/2005	(22)	135	299

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill, integration costs and net income from investments

Markets & Investment Banking	Other/consolidation	HVB Group new	Discontinued operations	Full HVB Group
1,730	86	4,574	3,959	8,533
1,388	(36)	4,071	3,241	7,312
838	246	2,789	2,211	5,000
780	229	2,893	1,982	4,875
892	(160)	1,785	1,748	3,533
608	(265)	1,178	1,259	2,437
4	323	638	419	1,057
39	183	645	329	974
59	8	597	689	1,286
95	(228)	(133)	244	111
947	(475)	1,744	2,018	3,762
664	(676)	400	1,174	1,574

Income statement of the Retail division

Income/expenses	1/1–30/9/2006	1/1–30/9/2005	Q3/2006	Q2/2006	Q1/2006
	€ millions	€ millions	€ millions	€ millions	€ millions
Net interest income	**835**	**824**	**285**	**270**	**280**
Net fees and commissions	489	466	139	154	196
Net trading, hedging and fair value income	0	1	(1)	2	(1)
Net other expenses/income	14	19	(2)	11	5
Net non-interest income	**503**	**486**	**136**	**167**	**200**
TOTAL REVENUES	**1,338**	**1,310**	**421**	**437**	**480**
Payroll costs	425	412	139	145	141
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	652	755	227	210	215
Operating costs	**1,077**	**1,167**	**366**	**355**	**356**
OPERATING PROFIT	**261**	**143**	**55**	**82**	**124**
Integration costs	2	0	1	1	0
Net write-downs of loans and provisions for guarantees and commitments	130	174	50	51	29
Net income from investments and other items[1]	(2)	9	(4)	1	1
PROFIT BEFORE TAX	**127**	**(22)**	**0**	**31**	**96**
Cost-income ratio in %	**80.5**	**89.1**	**86.9**	**81.2**	**74.2**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Retail division

The Retail division has enjoyed a successful year through the first nine months of 2006, practically doubling its operating profit year-on-year. Total revenues are up by €28 million or 2.1%, driven primarily by a 4.9% increase in net fees and commissions. This results in part from the successful marketing of innovative investment products, like the "HVB Best of Fonds" with a volume of €540 million and the "HVB Flex Bonus Zertifikat" with €150 million in the first quarter, the "HVB 2 x 5% Profianleihe" with around €380 million in the second quarter and the "HVB Höchststand-Zertifikat" with €200 million in the third quarter. Net interest income has risen a slight 1.3% year-on-year, partly as a result of the growth in consumer finance involving our successful "Sofortkredit" product and the rise in volumes and margins in deposit-taking operations. Despite a 7.7% rise in payroll costs, operating costs declined, among other things on account of the PRO efficiency programme. The cost-income ratio improved sharply, by 8.6 percentage points to 80.5%, benefiting from the increase in total revenues and the simultaneous reduction in operating costs. Despite the cyclical weaker profit contribution in the third quarter of 2006 that was expected over the summer months, the better profitability situation than last year led to an operating profit of €261 million, almost doubling the total at this point last year. Taking into account the decline of one quarter in net write-downs of loans and provisions for guarantees and commitments, the segment generated profit before tax of €127 million following a negative profit contribution of €22 million at September 30, 2005.

Income statement of the **Wealth Management division**

Income/expenses	1/1–30/9/2006 € millions	1/1–30/9/2005 € millions	Q3/2006 € millions	Q2/2006 € millions	Q1/2006 € millions
Net interest income	**116**	**106**	**40**	**40**	**36**
Net fees and commissions	311	315	62	114	135
Net trading, hedging and fair value income	(12)	(7)	1	(8)	(5)
Net other expenses/income	2	6	(1)	3	0
Net non-interest income	**301**	**314**	**62**	**109**	**130**
TOTAL REVENUES	**417**	**420**	**102**	**149**	**166**
Payroll costs	91	95	25	34	32
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	170	193	43	65	62
Operating costs	**261**	**288**	**68**	**99**	**94**
OPERATING PROFIT	**156**	**132**	**34**	**50**	**72**
Integration costs	2	0	2	0	0
Net write-downs of loans and provisions for guarantees and commitments	2	1	2	(4)	4
Net income from investments and other items[1]	539	4	533	4	2
PROFIT BEFORE TAX	**691**	**135**	**563**	**58**	**70**
Cost-income ratio in %	**62.6**	**68.6**	**66.7**	**66.4**	**56.6**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Wealth Management division

The net profit after tax of the Wealth Management division is dominated by the gain on the disposal of the Activest companies (Activest Investmentgesellschaft mbH, Munich, Activest Investmentgesellschaft Luxembourg S. A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne) to Pioneer Investments. This sale yielded a gain on disposal of €533 million, which is carried under net income from investments. The Activest companies left the group of companies included in consolidation with effect from July 1, 2006.

At the same time, it is important to note that, unlike the previous year or the previous quarter, the totals for the third quarter of 2006 do not include the primary profit contributions of the Activest companies.

Adjusted for the gain on disposal, the division's profit before tax totalled €158 million at September 30, 2006. This represents an increase of 17% over the same period last year. Adjusted additionally for the effects of deconsolidation (without the primary profits from the Activest companies in the third quarter of 2006), the increase would total an even more impressive 29.5%. In particular, this development reflects the strong performance of the private banking sub-segment, where we were able to record a year-on-year improvement of 27.3% in profits.

The positive trend is expressed in an improvement of six percentage points in the cost-income ratio compared to last year. This is evidence of how the positive developments in total revenues have not been matched by similar rises on the cost side.

Adjusting the figures for the effects of deconsolidation gives rise to an 8.6% increase in the total revenues of HVB Wealth Management.

Within this figure, a sharp 14% rise in net fees and commissions in the private banking sub-segment compared to last year largely offset the effect of deconsolidation arising from the sale of the Activest companies. The increase in net fees and commissions was achieved mainly by modifying the product mix in favour of high-margin investment funds and asset management products. Net interest income reflects a streamlined loan portfolio compensated by higher income from deposit-taking operations. A change in the funding policy employed by DAB-Bank led to higher net interest income, but this needs to be seen in the context of a net trading, hedging and fair value loss.

Operating costs declined by 9.4%, caused mostly by the deconsolidation of the Activest companies. Even after adjustment for the effects of deconsolidation, operating costs remained largely stable, declining by 1.5%, despite investments made in the new division.

Adjusted for the effects of the gain on disposal and deconsolidation, net profit for the quarter was less than in the previous quarters. Above all, this can be attributed to the cyclical development of net fees and commissions in private banking during the summer months coupled with the high level of internal sales resources tied up during the transfer of customer responsibility.

Income statement of the Corporates & Commercial Real Estate Financing division, Corporates sub-division

Income/expenses	1/1–30/9/2006	1/1–30/9/2005	Q3/2006	Q2/2006	Q1/2006
	€ millions	€ millions	€ millions	€ millions	€ millions
Net interest income	**596**	**593**	**185**	**202**	**209**
Net fees and commissions	234	222	76	73	85
Net trading, hedging and fair value income	2	1	4	(2)	0
Net other expenses/income	5	9	(1)	5	1
Net non-interest income	**241**	**232**	**79**	**76**	**86**
TOTAL REVENUES	**837**	**825**	**264**	**278**	**295**
Payroll costs	125	115	41	43	41
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	203	262	69	65	69
Operating costs	**328**	**377**	**110**	**108**	**110**
OPERATING PROFIT	**509**	**448**	**154**	**170**	**185**
Integration costs	1	0	1	0	0
Net write-downs of loans and provisions for guarantees and commitments	127	168	48	35	44
Net income from investments and other items[1]	4	(3)	(4)	1	7
PROFIT BEFORE TAX	**385**	**277**	**101**	**136**	**148**
Cost-income ratio in %	**39.2**	**45.7**	**41.7**	**38.8**	**37.3**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Corporates sub-division

Starting from the already high level achieved last year, we increased the profit before tax from our corporate banking operations, which focus on the needs of our small and medium-sized corporate customers in the Corporate sub-division, by 39% to €385 million. This was generated by a decrease of around one quarter in net write-downs of loans and provisions for guarantees and commitments coupled with the sharp 13.6% rise in operating profit to €509 million. Operating costs declined by 13%, mainly on the back of a fall in other administrative expenses. The increase in total revenues results primarily from the 5.4% rise in net fees and commissions stemming from higher revenues from payments and from advisory fees charged in conjunction with structured loans. Attractive interest margins continue to be generated in this line of business. Net interest income increased by a slight 0.5%. Rising revenues coupled with falling costs helped to improve the cost-income ratio by a significant 6.5 percentage points to 39.2%.

Income statement of the Corporates & Commercial Real Estate Financing, Commercial Real Estate Financing sub-division

Income/expenses	1/1–30/9/2006	1/1–30/9/2005	Q3/2006	Q2/2006	Q1/2006
	€ millions	€ millions	€ millions	€ millions	€ millions
Net interest income	**133**	**130**	**40**	**44**	**49**
Net fees and commissions	30	29	11	11	8
Net trading, hedging and fair value income	0	0	0	0	0
Net other expenses/income	3	5	0	2	1
Net non-interest income	**33**	**34**	**11**	**13**	**9**
TOTAL REVENUES	**166**	**164**	**51**	**57**	**58**
Payroll costs	11	15	4	3	4
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	28	37	10	8	10
Operating costs	**39**	**52**	**14**	**11**	**14**
OPERATING PROFIT	**127**	**112**	**37**	**46**	**44**
Integration costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	52	80	30	4	18
Net income from investments and other items[1]	(6)	(10)	(6)	0	0
PROFIT BEFORE TAX	**69**	**22**	**1**	**42**	**26**
Cost-income ratio in %	**23.5**	**31.7**	**27.5**	**19.3**	**24.1**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Commercial Real Estate Financing sub-division

In 2006, the Commercial Real Estate Financing sub-division is continuing to implement the restructuring programme initiated in 2005, notably involving the disposal of unprofitable portfolios. At €69 million, profit before tax was three times higher than at this point last year. This development results from a 13.4% rise in operating profit as well as a 35% reduction in net write-downs of loans and provisions for guarantees and commitments. On the operating side, operating costs declined by around one quarter, reflecting a decline in both payroll costs and other administrative expenses including amortisation, depreciation and impairment losses on tangible and intangible assets. With quarterly profit contributions remaining relatively stable through 2006, total revenues increased by a slight 1.2% year-on-year on the back of higher net fees and commissions and net interest income. The ongoing reduction of our strategic portfolio net continues to depress net interest income. Consequently, the increase in net interest income over last year must be seen in the light of a non-recurring charge taken against this item in the third quarter of last year.

Income statement of the Markets & Investment Banking division

Income/expenses	1/1–30/9/2006	1/1–30/9/2005	Q3/2006	Q2/2006	Q1/2006
	€ millions	€ millions	€ millions	€ millions	€ millions
Net interest income	**810**	**803**	**268**	**256**	**286**
Net fees and commissions	260	220	72	86	102
Net trading, hedging and fair value income	658	357	193	171	294
Net other expenses/income	2	8	(8)	5	5
Net non-interest income	**920**	**585**	**257**	**262**	**401**
TOTAL REVENUES	**1,730**	**1,388**	**525**	**518**	**687**
Payroll costs	378	320	120	120	138
Other administrative expenses and amortisation, depreciation and impairment losses on intangible and tangible assets	460	460	147	162	151
Operating costs	**838**	**780**	**267**	**282**	**289**
OPERATING PROFIT	**892**	**608**	**258**	**236**	**398**
Integration costs	0	0	0	0	0
Net write-downs of loans and provisions for guarantees and commitments	4	39	5	(16)	15
Net income from investments and other items[1]	59	95	16	16	27
PROFIT BEFORE TAX	**947**	**664**	**269**	**268**	**410**
Cost-income ratio in %	**48.4**	**56.2**	**50.9**	**54.4**	**42.1**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Markets & Investment Banking division

In the first nine months of 2006, the Markets & Investment Banking division succeeded in increasing its net profit by 42.6%, from €664 million to €947 million, compared to the equivalent period last year.

This development can be attributed almost exclusively to the 46.7% improvement in operating profit, to €892 million, as the decline in net income from investments and the improvement in net write-downs of loans and provisions for guarantees and commitments largely offset each other.

The decline in net income from investments and other items essentially reflects the fact that we posted gains on the disposal of our holdings in Premiere AG and Rhön-Klinikum last year which are not matched by comparable gains on disposal in the current year.

In terms of net write-downs of loans and provisions for guarantees and commitments, the division continues to operate at a low level.

Operating profit was boosted by the €342 million rise in total revenues, an increase of 24.6% driven by extremely strong net trading, hedging and fair value income, which we succeeded in almost doubling over the equivalent quarter last year. A significant rise of 18.2% was also recorded for net fees and commissions.

As a result of the enhanced total revenues, the cost-income ratio improved by 7.8 percentage points to 48.4%, even though operating costs rose by 7.4% on account of higher performance-related payroll costs.

We succeeded in repeating the strong performance of the second quarter in the third quarter. As a result of a 4.7% increase in net interest income and a 12.9% boost to net trading, hedging and fair value income, operating profit rose by 9.3% compared to the previous quarter, flanked by an improvement in the cost-income ratio to 50.9%.

Income statement of the Other/consolidation division

Income/expenses	1/1–30/9/2006	1/1–30/9/2005	Q3/2006	Q2/2006	Q1/2006
	€ millions	€ millions	€ millions	€ millions	€ millions
TOTAL REVENUES	**86**	**(36)**	**(2)**	**60**	**28**
Operating costs	**246**	**229**	**94**	**51**	**101**
OPERATING PROFIT	**(160)**	**(265)**	**(96)**	**9**	**(73)**
Integration costs	14	0	12	2	0
Net write-downs of loans and provisions for guarantees and commitments	323	183	91	132	100
Net income from investments and other items[1]	22	(228)	(11)	2	31
PROFIT BEFORE TAX	**(475)**	**(676)**	**(210)**	**(123)**	**(142)**

[1] Contains the following income statement items: provisions for risks and charges, write-down on goodwill and net income from investments

Developments in the Other/consolidation division

The Other/consolidation segment contains the Global Banking Services and Group Corporate Centre subsegments together with the profit contributions from the newly created Special Credit Portfolio that has been brought together under this segment, the Real Estate Restructuring segment that was previously shown separately and the effects of consolidation. After the first nine months of 2006, the total revenues of this segment totalled €86 million following a negative total of €36 million recorded for the corresponding period last year. This improvement can be attributed mostly to the large reduction in the current financial year of charges from the HVB Immobilien sub-group that were still included as absorbed losses last year. Compensating effects have also had an impact in places. Net interest income declined as a result of the reduction in volume of the former Real Estate Restructuring segment and lower income from dividends. At the same time, net trading, hedging and fair value income rose after being depressed last year by expenses arising from currency conversion compliant with IAS 21.28, among other things. The increase in operating costs also results from an effect caused by the initial consolidation of the HVB Immobilien sub-group. The operating loss improved by €105 million compared to last year, to €160 million. The segment reported a net loss before taxes amounting to €475 million at September 30, 2006, partly as a result of the net write-downs of loans and provisions for guarantees and commitments of €323 million required for the newly created Special Credit Portfolio. This does not include any net write-downs of loans and provisions for guarantees and commitments for the portfolios of the former Real Estate Restructuring segment. Last year, the net loss before taxes totalled €676 million.

3

Net interest income HVB Group new

€ millions	1/1–30/9/ 2006	1/1–30/9/ 2005
Interest and similar income	10,363	8,832
Interest expense and similar charges	8,041	6,426
Total	**2,322**	**2,406**

4

Dividends and other income from equity investments HVB Group new

€ millions	1/1–30/9/ 2006	1/1–30/9/ 2005
Interest and similar income from		
equity securities and other variable-yield securities	65	80
subsidiaries	17	25
companies accounted for using the equity method	4	4
participating interests	98	50
Total	**184**	**159**

5

Net fees and commissions HVB Group new

€ millions	1/1–30/9/ 2006	1/1–30/9/ 2005
Securities and custodial services	703	648
Foreign trade operations/money transfer operations	221	224
Lending operations	284	261
Brokerage of third-party products	71	61
Other service operations	77	102
Total	**1,356**	**1,296**

6

Net write-downs of loans and provisions for guarantees and commitments HVB Group new

€ millions	1/1–30/9/ 2006	1/1–30/9/ 2005
Additions	1,299	996
Allowances for losses on loans and advances	1,262	971
Allowances for losses on guarantees and indemnities	37	25
Releases	(582)	(323)
Allowances for losses on loans and advances	(568)	(319)
Allowances for losses on guarantees and indemnities	(14)	(4)
Recoveries from write-offs of loans and advances	(79)	(28)
Total	638	645

7

Profit (loss) of discontinued operations

The following have been defined as discontinued operations: the BA-CA Group, International Moscow Bank, HVB Latvia, HVB Ukraine and the HVB AG branches in Vilnius and Tallinn.

€ millions	1/1–30/9/ 2006	1/1–30/9/ 2005
Net interest income	2,202	1,973
Net fees and commissions	1,321	1,056
Net trading, hedging and fair value income	387	211
Net other expenses/income	49	1
Operating costs	2,211	1,982
OPERATING PROFIT	**1,748**	**1,259**
Provisions for risks and charges	6	(1)
Write-down on goodwill	0	0
Integration costs	3	60
Net write-downs of loans and provisions for guarantees and commitments	419	329
Net income from investments	698	303
PROFIT BEFORE TAX	**2,018**	**1,174**
Income tax for the period	256	219
NET PROFIT	**1,762**	**955**
Minorities	(518)	(306)
PROFIT (LOSS)	**1,244**	**649**

8

Earnings per share full HVB Group

	1/1–30/9/ 2006	1/1–30/9/ 2005
Consolidated profit adjusted for minority interest, € millions[1]	1,499	890
Average number of shares	750,699,140	750,699,140
Earnings per share, €	3.39	1.19
Earnings per share (adjusted)[1], €	2.00	—

[1] 2006 figure adjusted for the gain on disposal of HVB Splitska banka and Activest companies

NOTES TO THE BALANCE SHEET FULL HVB GROUP

9

Assets held for trading purposes

€ millions	30/9/2006	31/12/2005
Debt securities and other fixed-income securities	46,281	41,838
Equity securities and other variable-yield securities	16,520	11,663
Positive fair values from derivative financial instruments	34,712	44,371
Other assets held for trading purposes	5,704	5,647
Total	**103,217**	**103,519**

10

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	30/9/2006	31/12/2005
Repayable on demand	17,251	13,459
With agreed maturities	53,418	43,770
Total	**70,669**	**57,229**

11

Loans and advances to customers, broken down by maturity

€ millions	30/9/2006	31/12/2005
Repayable on demand	23,039	23,423
With agreed maturities	241,957	251,220
up to 3 months	33,740	35,679
from 3 months to 1 year	19,112	18,774
from 1 year to 5 years	55,405	55,602
from 5 years and over	133,700	141,165
Total	**264,996**	**274,643**

12

Total volume of lending

By content

€ millions	30/9/2006	31/12/2005
Placements with, and loans and advances to, other banks	23,118	22,495
Loans and advances to customers	261,645	270,611
Contingent liabilities arising from guarantees and indemnities	38,090	39,513
Total	**322,853**	**332,619**

13

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2006	2005
Balance at January 1	**12,511**	**13,404**
Changes affecting income		
Gross additions	+1,976	+1,619
Releases	(776)	(562)
Changes not affecting income		
Changes due to make-up of group of consolidated companies and reclassifications of disposal groups held for sale	(839)	+31
Use of existing loan-loss allowances	(2,500)	(1,313)
Effects of currency translation and other changes not affecting income	(80)	(26)
Balance at September 30	**10,292**	**13,153**

14

Investments

€ millions	30/9/2006	31/12/2005
Held-to-maturity investments		
Debt securities and other fixed-income securities	6,499	8,017
Available-for-sale investments	15,120	14,697
Non-consolidated subsidiaries	1,103	1,149
Participating interests	2,069	1,693
Debt securities and other fixed-income securities	7,458	7,491
Equity securities and other variable-yield securities	4,490	4,364
Fair-value-option investments	20,376	21,136
Debt securities and other fixed-income securities	18,516	19,134
Equity securities and other variable-yield securities	1,860	2,002
Companies accounted for using the equity method	1,094	1,036
of which:		
Goodwill	83	83
Investment property	1,335	533
Total	**44,424**	**45,419**

15

Non-current assets or disposal groups held for sale

Non-current assets held for disposal and the assets of a disposal group held for sale are reported separately in the balance sheet compliant with IFRS 5. The following facts are included in this item:

- Project Aphrodite credit portfolio sale

Under the terms of a framework agreement dated January 16, 2006, HVB AG has sold a credit portfolio to Kypris Acquisitions, Ltd. London. The sale had not yet been closed by September 30, 2006.

- HVB Payments & Services (PAS)

In June 2006, Postbank and HypoVereinsbank signed a letter of understanding regarding future collaboration in the field of payments. Postbank intends to have its Betriebs-Center für Banken Deutschland GmbH & Co. KG (BCB) subsidary handle HVB's payments. PAS, HVB's payments subsidiary, could be integrated into the BCB. The main contract is currently under negotiation.

Furthermore, various investment properties previously shown under investments have been classified as held for sale. This applies likewise to a building that was shown under property, plant and equipment on account of it being used for banking purposes.

In the course of the disposal of non-strategic investments, HVB Group is seeking to sell its shareholdings in Euroclear plc, which is why this investment is also classified as held for sale.

On November 7, 2006, HypoVereinsbank announced that it had agreed to sell Indexchange AG (INDEXCHANGE) to Barclays Bank PLC for €240 million. The requirement to classify Indexchange AG as a disposal group held for sale already existed by the reporting date on September 30, 2006.

The following table shows the breakdown of the main groups of assets described above:

€ millions	30/9/2006	31/12/2005
Cash reserve	0	598
Assets held for trading purposes	0	226
Placements with, and loans and advances to, other banks	0	169
Loans and advances to customers, and allowances for losses on loans and advances	1,479	1,854
Investments	134	267
Property, plant and equipment	14	32
Intangible assets	0	67
Income tax assets	3	7
Other assets	4	20
Total assets	**1,634**	**3,240**

The decline in asset items compared to year-end 2005 can be attributed to the deconsolidation of HVB Splitska banka, which was sold in June 2006.

16

Deposits from other banks, broken down by maturity

€ millions	30/9/2006	31/12/2005
Repayable on demand	19,024	16,394
With agreed maturities	99,761	97,345
Total	**118,785**	**113,739**

17

Amounts owed to other depositors, broken down by maturity

€ millions	30/9/2006	31/12/2005
Savings deposits and home-loan savings deposits	35,418	36,711
Other liabilities	125,365	121,710
Repayable on demand	66,732	65,303
With agreed maturities	58,633	56,407
Total	**160,783**	**158,421**

18

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	30/9/2006	31/12/2005
With agreed maturities		
up to 3 months	16,937	14,487
from 3 months to 1 year	12,326	19,683
from 1 year to 5 years	45,231	42,956
from 5 years and over	28,008	28,856
Total	**102,502**	**105,982**

19

Provisions

€ millions	30/9/2006	31/12/2005
Provisions for pensions and similar obligations	3,842	3,905
Restructuring provisions	416	564
Allowances for losses on guarantees and indemnities	479	482
Other provisions	1,041	721
Total	**5,778**	**5,672**

20

Subordinated capital

€ millions	30/9/2006	31/12/2005
Subordinated liabilities	11,509	11,990
Participating certificates outstanding	1,568	1,830
Hybrid capital instruments	3,717	3,792
Total	**16,794**	**17,612**

21

Liabilities of disposal groups held for sale

The following table shows the breakdown of the liabilities of the disposal groups held for sale:

€ millions	30/9/2006	31/12/2005
Deposits from other banks	0	444
Amounts owed to other depositors	39	1,360
Liabilities held for trading purposes	0	14
Provisions	22	23
Income tax liabilities	1	3
Other liabilities	20	43
Subordinated capital	0	—
Total liabilities	**82**	**1,887**

The decline in the liability items compared to year-end 2005 can be attributed to the deconsolidation of HVB Splitska banka, which was sold in June 2006.

22

Balance sheet at September 30, 2006 HVB Group new (pro forma, without discontinued operations)

Given the assumptions listed below, the transfers of BA-CA, IMB, HVB Bank Ukraine, HVB Bank Latvia, the assets and liabilities of the HVB branches in Vilnius, Lithuania and Tallinn, Estonia as a whole give rise to the pro forma balance sheet for HVB Group new shown below:

Assets	30/9/2006	31/12/2005		Change
	€ millions	€ millions	€ millions	in %
Cash reserve	2,338	3,557	(1,219)	(34.3)
Assets held for trading purposes	91,328	88,601	+ 2,727	+ 3.1
Placements with, and loans and advances to, other banks	62,117	48,897	+13,220	+ 27.0
Loans and advances to customers	170,944	185,241	(14,297)	(7.7)
Allowances for losses on loans and advances	(7,089)	(9,228)	+ 2,139	+ 23.2
Investments	25,513	26,981	(1,468)	(5.4)
Property, plant and equipment	1,582	1,568	+ 14	+ 0.9
Intangible asset	874	947	(73)	(7.7)
Income tax assets	2,291	2,274	+ 17	+ 0.7
Other assets	2,813	2,820	(7)	(0.2)
Noncurrent assets or disposal groups held for sale	1,610	0	+ 1,610	+ 100.0
Total assets	**354,321**	**351,658**	**+ 2,663**	**+ 0.8**

Shareholders' equity and liabilities	30/9/2006	31/12/2005		Change
	€ millions	€ millions	€ millions	in %
Deposits from other banks	78,394	72,465	+ 5,929	+ 8.2
Amounts owed to other depositors	93,052	93,381	(329)	(0.4)
Promissory notes and other liabilities evidenced by paper	79,541	83,784	(4,243)	(5.1)
Liabilities held for trading purposes	59,975	59,775	+ 200	+ 0.3
Provisions	1,574	1,522	+ 52	+ 3.4
Income tax liabilities	1,537	1,347	+ 190	+ 14.1
Other liabilities	5,410	5,636	(226)	(4.0)
Subordinated capital	12,623	13,243	(620)	(4.7)
Liabilities of disposal groups held for sale	82	0	+ 82	+ 100.0
Shareholders' equity	22,133	20,505	+ 1,628	+ 7.9
Shareholders' equity attributable to shareholders of HVB AG	21,174	19,650	+ 1,524	+ 7.8
Minority interest	959	855	+ 104	+ 12.2
Total shareholders' equity and liabilities	**354,321**	**351,658**	**+ 2,663**	**+ 0.8**

The preparation of the (pro forma) balance sheets of HVB Group new for the reporting dates of December 31, 2005 and September 30, 2006 were based on the following assumptions:

- To simplify matters, it was assumed in the pro forma figures at the reporting dates of both December 31, 2005 and September 30, 2006 that the gains on disposal determined on the day of the Extraordinary Shareholders' Meeting on October 25, 2006 could have been realised on each of these dates. Furthermore, disposal costs were not taken into consideration in either set of figures.
- For the pro forma values at September 30, 2006, the fact must be taken into account that the right to a dividend for the results generated by Bank Austria Creditanstalt, IMB, HVB Bank Ukraine, HVB Bank Latvia in the 2006 financial year passes to the buyer and is discharged with the gain on disposal.
- Any effects arising from the re-investment of the gains on disposal in the balance sheet and income statement are not shown in this pro forma view because no specific decisions were made about possible re-investments and there are thus no specific expected returns that can serve as a basis. The effects of these transactions on the income statement are not shown for the same reasons.
- Based on current German tax laws, the gain on disposal realised on the sale of the holdings is exempted from corporation tax, solidarity surcharge and trade tax. An amount of 5% of the gain on disposal is not considered a deductible operating expense and is thus subject to corporation tax, solidarity surcharge and trade tax. The gain realised on the disposal of the Vilnius, Lithuania branch is subject to income tax of 19%, whilst the gain on the sale of the Tallinn, Estonia branch is subject to a income tax of 24%. The tax charges were included in the tax provisions.
- As in the first quarter 2006 HVB Group exercised the retroactively applicable option provided in the revised IAS 19.93A "Employee Benefits" to report unrealised actuarial gains and losses in equity outside the net income for the period, last year's figures provided for comparison and the development of equity have been adjusted accordingly.
- In July 2006, the holdings in Activest Investmentgesellschaft mbH, Unterföhring, Activest Investmentgesellschaft Luxembourg S. A., Luxembourg and Activest Investmentgesellschaft Schweiz AG, Berne held by HypoVereinsbank subsidiaries were sold to Pioneer Global Asset Management S.p.A. These disposals (for an aggregate price of €600 million) were approved by the HypoVereinsbank Management Board at the end of June 2006 and ratified by the Supervisory Board on July 4, 2006. The effects resulting from these disposals, which were completed in the third quarter of 2006, are shown in the table at September 30, 2006.
- The capital increase of €40 million was approved at the Annual General Meeting of HVB Bank Latvia held on August 14, 2006. The effects arising from this capital increase are included in the pro forma presentation at September 30, 2006.
- A capital increase at IMB of approximately $100 million is to be completed in the fourth quarter of 2006. The impact of this capital increase is not taken into account in the pro forma presentation.
- In June 2006, an agreement was made on the purchase of a further holding in IMB's voting capital of 26.44% with the Nordea Finland PLC banking group (Nordea). This transaction was completed in October 2006. The pro forma figures do not include the effects arising from this transaction.

23

Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meeting of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 and in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 2,700,365 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices, and a total of 2,297,908 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €28.15 per share and resold at an average price of €28.17 per share. The shares purchased during the period under review amounted to an equivalent of €8.1 million, or 0.4% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 155,694, equivalent to €0.4 million, or 0.02% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 172,163 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at September 30, 2006. This represents €0.5 million, or 0.02% of capital stock.

24

Contingent liabilities and other commitments

€ millions	30/9/2006	31/12/2005
Contingent liabilities	38,111	39,534
of which:		
Guarantees and indemnities	38,090	39,513
Other commitments	74,517	61,058
of which:		
Irrevocable credit commitments	57,557	52,341
Total	**112,628**	**100,592**

Derivatives (derivative transactions)

The following table shows the breakdown of derivative transactions outstanding at the reporting date by interest rate, foreign exchange, equity/index, other and credit derivatives. Besides counterparty risk, the derivatives are exposed primarily to market risk arising from changes in interest rates, exchange rates or equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk at September 30, 2006 (excluding add-on) totalled €37.6 billion (December 31, 2005: €47.5 billion). In accordance with Principle I of the banking supervisory regulations, and taking into account existing netting agreements and the provision of collateral, credit equivalents (counterparty risk including add-on) totalled €20.1 billion (December 31, 2005: €19.5 billion) and the remaining risk after risk-weighting amounted to €5.8 billion (December 31, 2005: €5.4 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	30/9/2006	31/12/2005	30/9/2006	31/12/2005	30/9/2006	31/12/2005
Interest rate derivatives	1,926,622	1,952,534	25,327	37,310	26,586	37,668
Foreign exchange derivatives	379,873	323,298	4,137	4,542	3,952	4,949
Equity/index derivatives	231,778	197,605	6,176	4,699	6,987	5,434
Credit derivatives	223,201	139,688	1,819	903	2,735	1,743
Other transactions	3,706	2,290	241	117	258	122
Total	**2,765,180**	**2,615,415**	**37,700**	**47,571**	**40,518**	**49,916**

25

Potential market risk of trading activities

Market risk arises from changes in the market prices of interest rate, foreign exchange, equity and index products, including associated derivatives. We measure the potential market risk of our trading activities using the value-at-risk (for the method of calculation, please refer to page 78 and following of the HVB Group Annual Report 2005).

Value-at-risk[1]

€ millions	30/9/2006	31/12/2005
Interest rate positions		
(incl. credit-spread risks)	22	23
Foreign exchange positions	8	9
Equity/index positions	9	14
Diversification effect	(15)	(17)
Total	**24**	**29**

[1] Because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

EXECUTIVE BOARDS

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr. Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf
since March 9, 2006

Sergio Ermotti
since August 22, 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
until March 8, 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
until August 21, 2006

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
Corporates & Commercial Real Estate Financing, and Austria & Central and Eastern Europe divisions
until August 31, 2006

Willibald Cernko
Retail division,
since February 23, 2006

Jan-Christian Dreesen
Retail division,
until February 9, 2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
(deputy Board member
until September 11, 2006)
Corporates & Commercial Real Estate Financing division

Ronald Seilheimer
Markets & Investment Banking division

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprissler
Board Spokesman
Austria & Central and Eastern Europe division (since September 12, 2006)

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

QUARTERLY FIGURES FULL HVB GROUP

	Q3/2006	Q2/2006	Q1/2006	Q4/2005	Q4/2005 (adjusted)[1]	Q3/2005
Operating performance (€ millions)						
Net interest income	1,585	1,577	1,546	1,571	1,571	1,518
Net fees and commissions	797	917	963	846	846	850
Net trading, hedging and fair value income	285	287	488	160	160	208
Net other expenses/income	(2)	57	33	(248)	(248)	(16)
TOTAL REVENUES	**2,665**	**2,838**	**3,030**	**2,329**	**2,329**	**2,560**
Operating costs	1,652	1,647	1,701	1,733	1,733	1,637
OPERATING PROFIT	**1,013**	**1,191**	**1,329**	**596**	**596**	**923**
Provisions for risks and charges	29	26	24	86	86	13
Write-down on goodwill	0	0	0	0	0	0
Integration costs	19	3	0	459	0	60
Net write-downs of loans and provisions for guarantees and commitments	439	295	323	508	361	326
Net income from investments	559	729	99	182	209	79
PROFIT BEFORE TAX	**1,085**	**1,596**	**1,081**	**(275)**	**358**	**603**
Income tax for the period	124	224	283	(119)	6	114
NET PROFIT	**961**	**1,372**	**798**	**(156)**	**352**	**489**
Minorities	(119)	(317)	(147)	(92)	(114)	(165)
NET PROFIT OF FULL HVB GROUP	**842**	**1,055**	**651**	**(248)**	**238**	**324**
Earnings per share[2] (€)	0.41	0.72	0.87	(0.33)	0.32	0.44

[1] Adjusted for integration costs and additional provisions for losses on loans and advances

[2] Q2/2006 figure adjusted for the gain on the disposal of HVB Splitska banka; the unadjusted figure for earnings per share is €1.40
Q3/2006 figure adjusted for the gain on the disposal of Activest companies; the unadjusted figure for earnings per share is €1.12

	30/9/2006	30/6/2006	31/3/2006	31/12/2005 (adjusted)[1]	31/12/2005	30/9/2005
Key indicators (%)						
Return on equity after taxes, adjusted for the gain on disposal of HVB Splitska banka and Activest companies	17.6	20.9	—	—	—	—
Return on equity after taxes	29.8	30.0	22.8	10.2[2]	5.6[2]	10.4[2]
Cost-income ratio (based on total revenues)	58.6	57.0	56.4		66.4	65.2
Balance sheet figures (€ billions)						
Total assets	495.1	486.8	498.2		493.7[2]	495.9[2]
Total volume of lending	322.9	323.7	330.3		332.6	334.1
Shareholders' equity	18.5	16.6	16.3		15.4	16.0
Key capital ratios compliant with German Banking Act (KWG)						
Core capital (€ billions)	17.1	16.9	17.1		17.1	16.1
Equity funds (€ billions)	25.6	25.3	25.6		26.0	26.0
Risk assets (€ billions)	236.0	233.5	231.7		232.5	237.5
Core capital ratio (%)	7.3	7.2	7.4		7.3	6.8
Equity funds ratio (%)	10.4	10.3	10.5		10.6	9.6
Share information						
Share price (€)	34.50	28.28	27.24		25.61	23.44
Market capitalisation (€ billions)	25.9	21.2	20.4		19.2	17.6
Employees	60,881	62,716	62,696		61,251	60,923
Branch offices	2,378	2,489	2,461		2,316	2,263

[1] Adjusted for integration costs and additional provisions for losses on loans and advances

[2] Previous-year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other information")

FINANCIAL CALENDAR

Important dates 2007

First-quarter earnings	May 10, 2007
Annual General Meeting of Shareholders	May 16, 2007
Second-quarter earnings	August 3, 2007
Third-quarter earnings	November 14, 2007

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by
calling +49 (0)89 378-2 52 76
faxing +49 (0)89 378-2 40 83 or
e-mailing ir@hvb.de

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Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
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Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second and third quarters

Sustainability Report

You can obtain PDF files of all reports on our website:
www.hvb.com/annualreport
www.hvb.com/interimreport
www.hvb.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

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calling +49 (0)89 89 50 60 75 or
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Published by

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Layoutsatz 2000 GmbH & Co. KG
Printing: Druckerei Kriechbaumer

Print deadline: November 13, 2006
Publication date: November 20, 2006

DISCLAIMER
This edition of our interim report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

With effect from the present English-language interim report, we are switching to British usage and conventions.

Printed in Germany

Zwischenbericht

30.9

File No.
82-3777

HypoVereinsbank


Member of
UniCredit Group

FINANCIAL HIGHLIGHTS[1]

Kennzahlen	1.1.–30.9.2006	1.1.–30.9.2005
Eigenkapitalrentabilität nach Steuern, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften	17,6 %	—
Eigenkapitalrentabilität nach Steuern	29,8 %	10,4[2] %
Eigenkapitalrentabilität vor Steuern, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften	23,3 %	—
Eigenkapitalrentabilität vor Steuern	34,2 %	14,8[2] %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	58,6 %	66,7 %

Erfolgszahlen	1.1.–30.9.2006	1.1.–30.9.2005
Operatives Ergebnis	3 533 Mio €	2 437 Mio €
Ergebnis vor Steuern	3 762 Mio €	1 574 Mio €
Gewinn/Verlust	2 548 Mio €	890 Mio €
Ergebnis je Aktie, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften	2,00 €	—
Ergebnis je Aktie	3,39 €	1,19 €

Bilanzzahlen	30.9.2006	31.12.2005
Bilanzsumme	495,1 Mrd €	493,7[2] Mrd €
Kreditvolumen	322,9 Mrd €	332,6 Mrd €
Bilanzielles Eigenkapital	18,5 Mrd €	15,4[2] Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	30.9.2006	31.12.2005[3]
Kernkapital	17,1 Mrd €	17,1 Mrd €
Eigenmittel	25,6 Mrd €	26,0 Mrd €
Risikoaktiva	236,0 Mrd €	232,5 Mrd €
Kernkapitalquote	7,3 %	7,3 %
Eigenmittelquote	10,4 %	10,6 %

Aktie	1.1.–30.9.2006	2005
Börsenkurs: Stichtag	34,50 €	25,61 €
Höchststand	35,13 €	26,85 €
Tiefststand	25,52 €	16,30 €
Börsenkapitalisierung Stichtag	25,9 Mrd €	19,2 Mrd €

	30.9.2006	31.12.2005
Mitarbeiter	60 881	61 251
Geschäftsstellen	2 378	2 316

[1] Basierend auf HVB Group gesamt inkl. der Zahlen für die aufgegebenen Geschäftsbereiche.

[2] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »Sonstige Angaben« Absatz IFRS Grundlagen).

[3] Nach festgestellten Jahresabschlüssen.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypothekenpfandbriefe
Moody's	A2	P-1	stable	Aa1	Aa1
S & P	A	A-1	stable	AAA	—
Fitch Ratings	A	F1	positive	AAA	AAA

DIE ERSTE WAHRE EUROPÄISCHE BANK ENTSTEHT

Wesentliche Schritte zur Neuordnung der Organisationsstruktur und der strategischen Neuausrichtung der HypoVereinsbank beschlossen

Vorstand und Aufsichtsrat der HypoVereinsbank haben am 12. September die Übertragung der Beteiligungen der HypoVereinsbank an der Bank Austria Creditanstalt (BA-CA) sowie an weiteren Einheiten in Mittelosteuropa beschlossen, um so die Position der HypoVereinsbank und der UniCredit Gruppe als führendem europäischem Finanzdienstleister mit einfacher Konzernstruktur und transparenter Corporate Governance zu stärken.

Ziel unserer Bank ist innerhalb der UniCredit Gruppe eine klarere Ausrichtung auf unsere regionalen Kernmärkte und Kernkompetenzen zur Erreichung unserer Geschäftsziele. Bereits mit Unterzeichnung des Business Combination Agreement am 12. Juni 2005 hatten UniCredit und HVB eine solche Struktur in ihren Grundzügen als Möglichkeit skizziert. Die nachfolgend beschriebenen Transaktionen sind Teil der allgemeinen Fokussierung der Strategie, die die HypoVereinsbank nach Prüfung der Vorteilhaftigkeit dieser Struktur nunmehr umsetzt.

Hauptversammlung der HypoVereinsbank stimmt allen Transaktionen zu

Am 25. Oktober 2006 hat die außerordentliche Hauptversammlung der HypoVereinsbank folgenden sechs Transaktionen zugestimmt:

- Verkauf und Übertragung sämtlicher von der HypoVereinsbank gehaltenen Stückaktien der Bank Austria Creditanstalt an UniCredit
- Verkauf und Übertragung sämtlicher von der HypoVereinsbank gehaltenen Stammaktien der HVB Bank Ukraine an UniCredit
- Verkauf und Übertragung sämtlicher von der HypoVereinsbank gehaltenen Stammaktien und Optionen auf Stammaktien der International Moscow Bank an die Bank Austria Creditanstalt
- Verkauf und Übertragung sämtlicher von der HypoVereinsbank gehaltenen Namensaktien der HVB Bank Latvia an die Bank Austria Creditanstalt
- Verkauf und Übertragung der Vermögensgegenstände und Verbindlichkeiten der Niederlassung der HypoVereinsbank in Vilnius an die HVB Bank Latvia
- Verkauf und Übertragung der Vermögensgegenstände und Verbindlichkeiten der Niederlassung der HypoVereinsbank in Tallinn an die HVB Bank Latvia.

Bei allen Transaktionen beruhen die von dem Erwerber zu zahlenden Gegenleistungen auf einer Bewertung von PricewaterhouseCoopers als neutralem Gutachter.

Die BA-CA übernimmt damit – wie im Neuen Bank-der-Regionen-Vertrag vom März 2006 vorgesehen – innerhalb der UniCredit Gruppe die Verantwortung für das Geschäft in den Ländern Zentral- und Osteuropas (außer Polen). Die BA-CA erhält darüber hinaus zur Erfüllung ihrer Aufgaben auch von der UniCredit verschiedene Tochtergesellschaften, wie zum Beispiel Koç Finansal Hizmetler A.S., Türkei, Zagrebačka banka d. d. Kroatien und Bulbank AD, Bulgarien. Mit dieser breiteren Basis bündelt die BA-CA die Diversifikation der länderinduzierten Risiken in einer Hand. Sie verfügt über die kritische Masse und das weitere Konsolidierungspotenzial, um die künftigen Chancen dieser Märkte profitabel und unter Minimierung von Risiken nutzen zu können. Damit wird sie nachhaltig eine führende Rolle für die UniCredit Gruppe in dieser Region spielen.

HypoVereinsbank stärkt ihre Rolle in der UniCredit Gruppe

Durch die Transaktionen erlöst die HypoVereinsbank 13,7 Mrd € und erzielt nur sehr gering zu versteuernde Veräußerungsgewinne in Höhe von 6,57 Mrd € im Einzelabschluss der HypoVereinsbank AG. Damit realisieren wir den hohen Wertzuwachs unserer Beteiligungen zu einem Zeitpunkt, der für den Verkauf von Banken in Zentral- und Osteuropa ausgesprochen günstig ist. Auf dieser Grundlage kann die HypoVereinsbank künftig ihre Investitionen und Kompetenzen insbesondere und stärker als bisher auf ihren deutschen Kernmarkt sowie das Investment Banking konzentrieren. Sie vollzieht damit eine neue strategische Ausrichtung von der »Bank der europäischen Regionen« hin zu einer stark auf den deutschen Markt fokussierten Universalbank, auf dem sie in ihren Kompetenzfeldern expandieren will.

Das Management von UniCredit und HypoVereinsbank sowie die Arbeitnehmervertreter der HypoVereinsbank haben sich in sehr konstruktiven Gesprächen darauf verständigt, dass die erheblichen finanziellen Mittel aus den Transaktionen der HypoVereinsbank in vollem Umfang zur Verfügung stehen. Eine Sonderausschüttung an unsere Aktionäre – und damit auch die UniCredit als größtem Aktionär – ist nicht vorgesehen. Einigkeit besteht auch darin, dass die HypoVereinsbank das Kompetenzzentrum für das Investment Banking innerhalb der UniCredit Gruppe wird. Die drei Parteien haben außerdem vereinbart, dass für Beschlüsse zur Neuordnung der HypoVereinsbank in rechtlich unabhängige Einheiten während der Laufzeit des Business Combination Agreement neben der entsprechenden Mehrheit im Board of Directors der UniCredit nun zusätzlich eine Mehrheit von vier Fünfteln der Mitglieder des Aufsichtsrats der HypoVereinsbank erforderlich ist.

Expansion insbesondere im Kernmarkt Deutschland

Mit den Verkäufen können wir die für die weitere Expansion der HypoVereinsbank erforderlichen Mittel aus eigener Kraft generieren. Wir sind damit in Deutschland klar auf Wachstum ausgerichtet. Die Entwicklung des deutschen Bankenmarktes eröffnet attraktive Geschäftsaktivitäten für profitables organisches und externes Wachstum. Dabei geht es nicht nur um die vollständige Übernahme von Wettbewerbern, sondern auch um die Akquisition einzelner Geschäftsbereiche. Entscheidend ist für uns nicht die Höhe der Bilanzsumme, sondern der Mehrwert, den wir unseren Kunden und Aktionären bieten. Neben der Expansion in Deutschland, die oberste Priorität hat, sind mittelfristig auch Zukäufe im europäischen Ausland denkbar, insbesondere in solchen Ländern, in denen die UniCredit heute noch nicht ausreichend vertreten ist (Skandinavien, Benelux-Staaten).

Ausbau des Investment Banking

HypoVereinsbank und UniCredit befinden sich derzeit in intensiven Überlegungen bezüglich der künftigen Organisation des Investment Banking. Durch die Veräußerungsgewinne haben wir die Chance, dieses Geschäft signifikant auszubauen. Schon heute erzielt die HypoVereinsbank 60% der Erträge der UniCredit Gruppe im Investment Banking. Wir werden künftig zum Kompetenzzentrum für das Investment Banking innerhalb der Gruppe. Die derzeit in einer virtuellen Struktur zusammengefassten Investment Banking-Aktivitäten sollen – soweit möglich in einer rechtlichen Einheit – bei der HypoVereinsbank mindestens für die nächsten sieben Jahre zusammengefasst werden. Die Erlöse aus den Transaktionen erlauben uns, diesem Segment in dem für einen solchen Ausbau erforderlichen Umfang auch entsprechende Mittel zuzuweisen.

Veräußerungserlös verbessert Kapitalausstattung

Bislang ist die Kapitalausstattung der HypoVereinsbank im europäischen und internationalen Vergleich noch moderat. Durch die aus den Transaktionen erzielten Veräußerungsgewinne wird die Kernkapitalquote erheblich steigen. Pro forma wäre sie zum Betrachtungszeitpunkt 30. Juni 2006 von 7,3% auf über 14,3% gestiegen. Gleichzeitig wird dies zu einer Optimierung unserer Eigen- und Fremdkapitalstruktur beitragen. Soweit rechtlich möglich und wirtschaftlich sinnvoll, wollen wir in diesem Zusammenhang hybride Kapitalinstrumente zurückkaufen und damit unsere Finanzierungskosten minimieren. Dies wird unsere Fremdkapitalratings letztlich günstig beeinflussen.

Kunden profitieren weiterhin von Osteuropa-Kompetenz

Wie bislang auch, liegt die operative Verantwortung für das Geschäft in Zentral- und Osteuropa bei der Bank Austria Creditanstalt. Die Präsenz und Angebotsbreite der UniCredit Gruppe wird sich durch die Zusammenführung der CEE-Aktivitäten aber weiter erheblich verbessern. Damit ist die HypoVereinsbank in der Lage, ihren Kunden einen noch besseren Zugang in diese Region zu eröffnen, die damit von den geplanten Transaktionen profitieren.

Mit der strategischen Neuausrichtung will die HypoVereinsbank zu den in Deutschland hinsichtlich Kundenzufriedenheit und Profitabilität führenden Banken im Markt gehören. Damit und ungeachtet der Verkaufstransaktionen eröffnen wir unseren Kunden, Aktionären und Mitarbeitern attraktive, nachhaltige Erfolgsperspektiven.

Gesamtwirtschaftliche und Branchenentwicklung

Makroökonomische Lage

Das Wachstum der Weltwirtschaft hat sich im dritten Quartal etwas abgeschwächt. In den USA erholte sich die Wachstumsentwicklung nach dem sehr schwachen zweiten Quartal. Sie dürfte aber unter dem langjährigen Trend geblieben sein. Bremsend wirkte vor allem das Ende des Immobilienbooms. Belastend waren auch der Wegfall der geldpolitischen Stimuli und das weiter anschwellende Außenhandelsdefizit. Die japanische Wirtschaft ist im dritten Quartal nach einer Verschnaufpause wieder kräftiger gewachsen. Wachstumsträger waren einmal mehr die Unternehmensinvestitionen, die Nettoexporte und der private Konsum.

Im Euroraum blieb das BIP-Wachstum im dritten Quartal noch relativ robust. Daher dürften vor allem die Exportnachfrage und die Investitionen stabilisierend gewirkt haben. Aber auch der private Konsum kommt infolge des Beschäftigungsaufbaus am Arbeitsmarkt allmählich in Gang. Ein Zeichen für die nahende Wachstumsverlangsamung ist aber, dass die Frühindikatoren ihren Höhepunkt inzwischen überschritten haben dürften. Die deutsche Wirtschaft profitierte im dritten Quartal vor allem von einer weiterhin starken Industriekonjunktur. Verfügbare harte Zahlen zur Verwendungsseite wie zum Beispiel vom Einzelhandel zeigen aber, dass die Dynamik nicht mit dem durch Sondereffekte überzeichneten zweiten Quartal Schritt halten konnte.

Branchenentwicklung in Deutschland

Im Zeichen einer anhaltenden konjunkturellen Dynamik konnten die deutschen Finanzinstitute auch im dritten Quartal 2006 gute Ergebnisse vorweisen. Die Kreditvolumina sind leicht gestiegen und sorgten für eine stabile Entwicklung im Zinsergebnis. Von einem sehr hohen Niveau kommend, ist das Wertpapiergeschäft im dritten Quartal leicht rückläufig gewesen, was sich im Provisionsüberschuss und im Handelsergebnis widerspiegelt. Steigende Verbraucherinsolvenzen verursachten einen entsprechenden Kreditrisikovorsorgebedarf. Wie erwartet, hat sich die Ertragslage bei Banken vor diesem Hintergrund im dritten Quartal insgesamt normalisiert. Wir gehen davon aus, dass sich diese Entwicklung auch im vierten Quartal fortsetzen wird.

ÄNDERUNGEN DER BERICHTSSTRUKTUR

Die Integration der HypoVereinsbank in die UniCredit Gruppe schlägt sich auch in einer veränderten Berichts- und Segmentstruktur nieder. Zudem haben die in der in der Hauptversammlung am 25. Oktober 2006 beschlossenen Transaktionen Auswirkung auf diesen Zwischenbericht.

Veränderte Struktur der Gewinn- und Verlustrechnung

Die HypoVereinsbank stellt in diesem Zwischenabschluss die Gewinn- und Verlustrechnung (GuV) erstmals in der von der UniCredit seit Jahren in der Kapitalmarktkommunikation gewählten Struktur dar.

Eine Gegenüberstellung der Gewinn- und Verlustrechnung für die Periode vom 1. Januar 2006 bis 30. September 2006 des bisher verwendeten GuV-Schemas mit dem neuen GuV-Schema und den wichtigsten Unterschieden sind in Note 1 »Erläuterungen zur Anpasssung des GuV-Ausweises an den Ausweis in der UniCredit Gruppe« dargestellt.

Aufgegebene Geschäftsbereiche

Die vom Vorstand und Aufsichtsrat am 12. September 2006 beschlossenen Übertragungen, denen am 25. Oktober 2006 die außerordentliche Hauptversammlung zugestimmt hat, stellen gemäß IFRS 5 einen aufgegebenen Geschäftsbereich dar.

Die HVB AG fokussiert sich innerhalb der UniCredit Gruppe zukünftig auf Deutschland als Kernmarkt. Darüber hinaus ergibt sich die Möglichkeit für einen Markteintritt in anderen westeuropäisch geprägten Regionen Nordeuropas (insbesondere Skandinavien und Benelux-Staaten) sowie das Investment Banking Geschäft signifikant auszubauen und sich zum Kompetenzzentrum für das Investment Banking innerhalb der gesamten UniCredit Gruppe zu entwickeln.

Mit den genannten Transaktionen gibt die HVB AG die Aktivitäten in Österreich und Osteuropa auf. Gemäß IFRS 5 stellt dies einen aufgegebenen Geschäftsbereich dar, der in der GuV zu einer anderen Darstellung führt.

Die Ergebnisse der aufgegebenen Geschäftsbereiche werden in der IFRS 5 konformen Gewinn- und Verlustrechnung erst nach dem Gewinn nach Steuern und Minderheiten der »HVB Group neu« in der Gewinn- und Verlustrechnung erfasst.

Die Gewinn- und Verlustrechnung der HVB Group gemäß IFRS 5 (HVB Group neu) bis zur Zeile Gewinn HVB Group neu spiegelt weder für die Vergangenheit noch für die Zukunft die potenzielle Ertragskraft der nach den beschriebenen Transaktionen entstehenden neuen HVB Group wider. In dem für die HVB Group neu ausgewiesenen Ergebnis stehen der Kapitalbindung durch die Beteiligungen an BA-CA, IMB und der weiteren zu transferierenden Einheiten keine adäquaten Erträge (Dividenden oder originäre Erträge aus den Beteiligungen) gegenüber. Auf die Zukunft bezogen ergeben sich aus dem zu erzielenden Transaktionserlös für die HypoVereinsbank Möglichkeiten, in ihren Kompetenzfeldern deutlich zu expandieren und weitere Ertragsfelder zu erschließen.

Segmentberichterstattung

Im Zusammenhang mit der Integration in die UniCredit Gruppe wurden die marktbezogenen Aktivitäten der HVB Group neu strukturiert und in die global agierenden Divisionen Privat- und Geschäftskunden, Wealth Management, Firmen- & Kommerzielle Immobilienkunden sowie Markets & Investment Banking aufgeteilt.

Daneben gibt es ein Geschäftsfeld »Sonstige/Konsolidierung«, das Global Business Services und Group Corporate Center Aktivitäten umfasst sowie Konsolidierungseffekte enthält. In die Group Corporate Center Aktivitäten sind auch das ehemalige Geschäftsfeld RER und das neu definierte Special Credit Portfolio (SCP) einbezogen.

Anpassung der Vergleichsperioden

Auf Grund der oben aufgeführten Veränderungen sind die in diesem Zwischenbericht veröffentlichte Gewinn- und Verlustrechnung und der Segmentbericht nicht mehr mit den in den Vorperioden berichteten Zahlen vergleichbar. Deshalb haben wir die Vorperioden in diesem Bericht entsprechend angepasst.

Die HVB Group gesamt (inkl. aufgegebener Geschäftsbereiche) setzte auch nach neun Monaten 2006 ihre gute operative Geschäftsentwicklung fort. Das operative Ergebnis erhöhte sich gegenüber dem gleichen Vorjahreszeitraum kräftig um 1 096 Mio € bzw. 45% auf 3 533 Mio €. Dieses Ergebniswachstum resultiert aus dem Anstieg der operativen Erträge um 16,7%. Damit haben wir unsere im Ausblick des Konzernlageberichtes (Geschäftsbericht 2005, Seite 74) angegebenen Ziele einer spürbaren Steigerung der operativen Erträge und einer deutlich verbesserten Cost-Income-Ratio mehr als erreicht. Die Cost-Income-Ratio konnten wir durch das Ertragswachstum auf 58,6% verbessern (30. September 2005: 66,7%, 31. Dezember 2005: 68,6%). Die Kreditrisikovorsorge erhöhte sich gegenüber dem Vorjahr um 83 Mio € bzw. 8,5% auf 1 057 Mio € in Folge eines höheren Vorsorgebedarfs in der BA-CA Gruppe.

Das Finanzanlageergebnis und damit auch die nachfolgenden Ergebniszahlen sind stark geprägt durch den im zweiten Quartal 2006 vereinnahmten Gewinn aus der Veräußerung der zum BA-CA-Teilkonzern gehörenden HVB Splitska banka in Höhe von 669 Mio € und dem im dritten Quartal 2006 gebuchten Gewinn aus dem Verkauf der drei Activest Gesellschaften (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A.) an die Pioneer Global Asset Management S.p.A. in Höhe von 533 Mio €. Das Finanzanlageergebnis stieg insbesondere durch diese Veräußerungsgewinne auf 1 387 Mio € nach 183 Mio € im Vorjahr. Das Ergebnis vor Steuern stieg um das 1,4fache des Vorjahresergebnisses auf 3 762 Mio € und der Gewinn nach Steuern nach Abzug der Fremdanteile verdreifachte sich fast auf 2 548 Mio €. Die Eigenkapitalrentabilität nach Steuern beläuft sich nach neun Monaten dieses Jahres auf 29,8%. Unsere Erwartungen für die Eigenkapitalrentabilität nach Steuern haben sich auch bereinigt um die Veräußerungsgewinne HVB Splitska banka und der Activest Gesellschaften mit einem Wert von 17,6% nach 10,4% per 30. September 2005 mehr als erfüllt.

ERFOLGSENTWICKLUNG DER HVB GROUP NEU

Wie bereits im Kapitel »Änderungen der Berichtsstruktur« erwähnt, stellen wir gemäß den Vorschriften des IFRS 5 eine separate Gewinn- und Verlustrechung für die HVB Group neu dar, die die jeweiligen Ertrags- und Aufwandsposten der aufgegebenen Geschäftsbereiche nicht mehr enthält, sondern deren Ergebnisbeitrag erst nach dem Ergebnis nach Steuern nach Fremdanteilen der HVB Group neu erfasst wird.

Operatives Ergebnis

Das operative Ergebnis der HVB Group neu erhöhte sich gegenüber dem Vorjahr um über die Hälfte auf 1785 Mio €. Der Anstieg des operativen Ergebnisses gegenüber dem Vorjahreszeitraum ist sowohl auf die gestiegenen operativen Erträge als auch auf die erfolgreichen Maßnahmen zur Kostenreduktion zurückzuführen. Aus diesen Produktivitätssteigerungen resultiert eine um 10,1%-Punkte auf 61,0% deutlich verbesserte Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen).

Operative Erträge

Die gute operative Geschäftsentwicklung zeigt sich am Anstieg der operativen Erträge um 12,4% gegenüber dem Vorjahr.

Zinsüberschuss

Beim Zinsüberschuss konnte das Vorjahresergebnis der HVB Group neu, trotz höherer Dividendeneinnahmen, entsprechend unseren Erwartungen nicht erreicht werden (-2,3% bzw. -59 Mio € auf 2 506 Mio €). Die Hauptursache des Rückgangs liegt in dem geplanten strategischen Portfolioabbau insbesondere im Bereich Real Estate Restructuring. Diese Entwicklung zeigt sich auch in unserem Segmentbericht mit einem Rückgang des Zinsüberschusses im Segment Sonstige/Konsolidierung, während alle anderen operativen Geschäftsfelder den Zinsüberschuss gegenüber dem Vorjahr steigern konnten.

Provisionsüberschuss

Der Provisionsüberschuss stieg gegenüber dem Vorjahr um 4,6% auf 1356 Mio € infolge eines höheren Ergebnisbeitrags im Wertpapier- und Depotgeschäft (8,5%). Bereinigt um Konsolidierungseffekte (im Wesentlichen Entkonsolidierung Activest Gesellschaften) und um Währungseffekte, beläuft sich die Steigerungsrate des Provisionsüberschusses auf +7,8%. Hier wirken sich auch der Absatz innovativer Finanzprodukte wie zum Beispiel »HVB Best of Fonds«, »HVB Flex Bonus Zertifikat«, die »HVB 2 x 5% Profianleihe« und das »HVB Höchststand-Zertifikat« aus. Gegenüber dem Vorjahr höhere Erfolgsbeiträge lieferten auch andere Dienstleistungssparten wie zum Beispiel das Kreditgeschäft (+8,8%).

Handelsergebnis

Sehr erfolgreich entwickelte sich das Handelsergebnis der HVB Group neu. Nach neun Monaten 2006 liegt es mit 673 Mio € mehr als doppelt so hoch als das Ergebnis im gleichen Vorjahreszeitraum (285 Mio €). Ferner liefert es nach dem in Q1 2006 in einem sehr freundlichen Kapitalmarktumfeld erwirtschafteten Rekordergebnis (297 Mio €) auch im zweiten und dritten Quartal 2006 stabile Ergebnisbeiträge (Q2 2006: 185 Mio € und Q3 2006: 191 Mio €).

Sonstige Erträge und Aufwendungen

Die Sonstigen Erträge und Aufwendungen weisen wir per Ende September mit 39 Mio € aus. Im Vorjahr ergab sich auf Grund der Verlustübernahmen für die HVB Immobilien AG ein negativer Saldo (-75 Mio €).

Verwaltungsaufwand

Die Verwaltungsaufwendungen der HVB Group neu reduzierten sich gegenüber dem Vorjahr um 3,6% auf 2 789 Mio €. Dabei wurde der insbesondere durch höhere Rückstellungen für erfolgsabhängige Bonuszahlungen im Segment Markets & Investment Banking gestiegene Personalaufwand (+6,3%) auf Grund der Reduzierung der Anderen Verwaltungsaufwendungen (-11,9%) und der deutlich niedrigeren Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände (-28,1%) mehr als kompensiert. Erstkonsolidierungs- und Währungseffekte wirkten sich dabei per saldo noch aufwandserhöhend aus (+11 Mio €). Hier kompensieren sich aufwandserhöhende Effekte durch die Erstkonsolidierung des Teilkonzerns HVB Immobilien AG mit aufwandsmindernden Effekten aus der Entkonsolidierung der Activest Gesellschaften.

Bereinigt um Konsolidierungs- und Währungseffekte läge der Verwaltungsaufwand um 115 Mio € bzw. rund -4% unter dem des Vorjahres.

Kreditrisikovorsorge

Die Kreditrisikovorsorge liegt per Ende September 2006 mit 638 Mio € geringfügig unter dem Niveau des Vorjahres (645 Mio €). Nachdem wir die Kreditrisikovorsorge seit dem Zwischenbericht zum 30. Juni 2006 erstmals mit dem tatsächlich bis zu diesem Zeitpunkt eingetretenen Risikovorsorgebedarf ansetzen und nicht mehr wie bisher mit dem anteiligen Wert der für das Gesamtjahr erwarteten Kreditrisikovorsorge ausweisen, kann es auch zu Schwankungen in den Quartalswerten kommen.

Ergebnis vor Steuern

Das Finanzanlageergebnis der HVB Group neu ist durch den Einmaleffekt aus der Veräußerung der Activest Gesellschaften mit einem Verkaufsgewinn in Höhe von 533 Mio € im dritten Quartal 2006 positiv geprägt. Insbesondere durch diesen Veräußerungsgewinn und die Gewinne aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) im ersten Quartal 2006 und an der Lufthansa AG (40 Mio €) im zweiten Quartal 2006 stieg das Finanzanlageergebnis per Ende September 2006 auf 689 Mio € nach –120 Mio € im gleichen Vorjahreszeitraum. Das Vorjahresergebnis war durch einmalige Aufwendungen im Zusammenhang mit dem Erwerb von Immobilien aus dem Fondsvermögen eines von unserer Tochtergesellschaft Internationales Immobilien-Institut GmbH (iii-investments) gemanagten Immobilienfonds in Höhe von 210 Mio € belastet, die nur teilweise durch Gewinne aus dem Verkauf der Anteile an Rhön-Klinikum und Premiere kompensiert werden konnten.

Geschäfts- oder Firmenwerte werden seit 1. Januar 2005 entsprechend der Vorschrift des IFRS 3 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren per September 2006 nicht vorzunehmen.

Das Ergebnis vor Steuern, das auch die Integrationsaufwendungen in Höhe von 19 Mio € sowie die Rückstellungen im Nichtkreditgeschäft (73 Mio €) mit einschließt, belief sich mit 1 744 Mio € auf das 4,4fache des Vorjahreswerts. Auch ohne den Veräußerungsgewinn aus den Activest Gesellschaften hätte sich das Ergebnis vor Steuern mit einem bereinigten Wert von 1 211 Mio € gegenüber dem Neunmonatsergebnis des Vorjahres verdreifacht.

Fremdanteile am Ergebnis und Gewinn

Vom Ergebnis nach Steuern entfallen 65 Mio € auf Anteile Konzernfremder. Nach Abzug der Fremdanteile am Ergebnis erwirtschafteten wir einen Gewinn in Höhe von 1 304 Mio €, der gut das Fünffache des Gewinns des gleichen Vorjahreszeitraums beträgt. Auch bereinigt um den Einmaleffekt aus dem Verkauf der Activest Gesellschaften konnten wir den Vorjahresgewinn mehr als verdreifachen.

Entwicklung in den einzelnen Divisionen

Im Zusammenhang mit der Integration der HVB in die UniCredit Gruppe wurden die Segmente neu geordnet. Die Reorganisation betraf vor allem das ehemalige Geschäftsfeld Deutschland, aus dem sich die neuen Divisionen Privat- und Geschäftskunden, Wealth Management und Firmen- & Kommerzielle Immobilienkunden mit den Subdivisionen Firmenkunden sowie Kommerzielle Immobilienkunden entwickelt haben. Zusätzlich wurde wie zum Capital Markets Day der UniCredit Gruppe Anfang Juli angekündigt, ein nicht strategisches Kreditportfolio mit einem Volumen von 20,5 Mrd € definiert, das als Special Credit Portfolio (SCP) zusammen mit dem ehemaligen Segment RER dem Segment Sonstige/Konsolidierung zugeordnet wurde. Beim SCP handelt es sich um Kredite, die geringes Cross-Selling-Potenzial haben und daher nur geringe Wertschöpfung für die HypoVereinsbank darstellen. Grundsätzlich wurden diesem Portfolio nur einwandfrei bediente Kredite zugeordnet. Im Rahmen der Bestimmung des SCP wurden bei Erfüllung der oben genannten Kriterien auch wertberichtigte Kredite zugeordnet. Insgesamt beläuft sich der Anteil der einwandfrei bedienten Kredite auf 90% des gesamten SCP.

Aus dem ehemaligen Ressort Privatkunden wurden die Divisionen Privat- und Geschäftskunden und Wealth Management gebildet, während die Ressorts Firmenkunden und freie Berufe und Immobilien die Basis für die neue Division Firmen- & Kommerzielle Immobilienkunden bildeten. Daneben fanden Wanderungen vom bisherigen Ressort Firmenkunden und freie Berufe (Geschäftskundensegment) in die neue Division Privat- und Geschäftskunden und Wealth Management statt. Die Division Markets & Investment Banking hat sich im Wesentlichen aus dem bisherigen Segment Corporates & Markets gebildet, jedoch ohne die Aktivitäten der BA-CA Gruppe und der International Moscow Bank.

Zum Ergebnis vor Steuern der HVB Group neu in Höhe von 1 744 Mio € haben die Divisionen

Privat- und Geschäftskunden	127 Mio €
Wealth Management	691 Mio €
Firmen- & Kommerzielle Immobilienkunden	454 Mio €
Markets & Investment Banking	947 Mio €
Sonstige/Konsolidierung	–475 Mio €

beigetragen.

INHALTE UND ZIELSETZUNGEN DER NEUEN DIVISIONEN

Division Privat- und Geschäftskunden

Innerhalb der Division Privat- und Geschäftskunden teilen wir unsere Kunden in drei Gruppen ein: Privatkunden, vermögende Privatkunden (Affluents) und Geschäftskunden. Entsprechend setzen wir unsere Wachstumsstrategie in den jeweiligen Kundengruppen unterschiedlich um: Bei den Privatkunden konzentrieren wir uns auf attraktive Marktsegmente, halten dort eine übersichtliche, auf den spezifischen Kundenbedarf zugeschnittene Produktpalette bereit und (re-)aktivieren die Einproduktnutzer unter unseren Kunden. In der Kundengruppe der Affluents intensivieren wir den systematischen Kundenkontakt, entwickeln den bedarfsorientierten Ansatz sowie unsere Produkte weiter und maximieren den Risikoertrag für jeden Kunden. Bei den Geschäftskunden schließlich verstärken wir unser Cross-Selling (insbesondere das Asset-Gathering), adjustieren unsere Preisgestaltung und unser Servicemodell und harmonisieren die Vertriebskanäle.

Die Division Privat- und Geschäftskunden betreut circa drei Millionen Kunden. Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind das Bankhaus Neelmeyer und die Vereinsbank Victoria Bauspar AG.

Division Wealth Management

Wealth Management umfasst den Vertrieb für vermögende Kunden in Deutschland, das Private Banking Geschäft in Luxemburg, die Aktivitäten der DAB Bankengruppe sowie die Produktion und den Vertrieb von Sachwerten.

Im Rahmen der Divisionalisierung wurden in der HVB AG mehr als 34 000 vermögende Kunden aus dem Privatkunden- und dem Firmenkundengeschäft mit einem Finanzanlagevolumen von nahezu 30 Mrd € übernommen.

Wir betreuen in dieser Division Kunden mit einem liquiden Vermögen ab 500.000,- € im Rahmen eines speziell auf die Bedürfnisse gehobener Kunden zugeschnittenen Betreuungsansatzes. Für Kunden mit einem Finanzanlagevolumen ab 30 Mio € wird dieser um spezifische Family-Office-Leistungen erweitert

Folgende Kundengruppen bilden die Grundlage des auf ganzheitliches Vermögensmanagement ausgerichteten Betreuungsmodells: Family-Office-Kunden, bei denen die ganzheitliche Beratung in Bezug auf sehr große und komplexe Vermögen im Vordergrund steht, Private Customers mit dem Schwerpunkt auf individuellen Vermögensstrategien, Freiberufler und Geschäftskunden, bei denen die Vermögensmehrung und die Unternehmensfinanzierung im Mittelpunkt stehen sowie Stiftungen und Gesellschaften mit Schwerpunkt auf dem professionellen Management großer Vermögen. Ferner wird die private Seite von Unternehmensinhabern betreut und bei bestimmten Depotkonten, zum Beispiel von »Öffentlichen Kunden und Freien Berufen« das professionelle Vermögensmanagement übernommen.

Division Firmen- & Kommerzielle Immobilienkunden

Im **Firmenkundengeschäft** konzentrieren wir uns auf die Bedürfnisse unserer rund 70 000 mittelständischen Kunden – Begleitung ihrer Internationalisierung, neue Wege bei Finanzierung und Finanzrisikomanagement, Öffnung für den Kapitalmarkt. Die konsequente Ausschöpfung des Geschäftspotenzials ist eine wichtige Voraussetzung zur Realisierung unserer Wachstumsstrategie. Wir haben das ambitionierte Ziel, zur führenden Firmenkundenbank in Deutschland zu werden.

Im Firmenkundengeschäft gibt es verschiedene Betreuungsmodelle, die auf unterschiedliche Kundenbedürfnisse ausgerichtet sind. Im Einzelnen verfügen wir über Betreuungsmodelle für Großkunden (Large Caps), den Gehobenen Mittelstand (Mid Caps), den (sonstigen) Mittelstand (Small Caps), Öffentliche Kunden (Public Sector). Wir verbinden die Betreuungsmodelle mit regionaler Nähe, Branchen-Know-How und kompetenter Vertriebsunterstützung.

Das Kreditgeschäft bleibt auch künftig unser Kerngeschäft. Dabei machen wir unseren mittelständischen Firmenkunden innovative Lösungen zugänglich, die ergänzend oder alternativ zum klassischen Kredit treten, wie Mezzanine-Produkte unter Einbeziehung des Kapitalmarktes mit dem Produkt PREPS™. Neben sehr anspruchsvollen Beratungsdienstleistungen, bieten wir strukturierte Finanzierungen verstärkt einer breiten mittelständischen Unternehmerschaft an, ebenso wie die Analyse und die Finanzierung des Umlauf- und Anlagevermögens (Working Capital). Das Geschäft mit nachrangigen Finanzierungsmitteln, kleine und mittlere Finanzierungen von Unternehmenstransaktionen sowie Projektfinanzierungen wird dabei weiter ausgebaut.

Als Nr. 1 in Zentral- und Osteuropa begleiten wir unsere Kunden in unserem europäischen Netzwerk.

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die HVB Banque Luxembourg als mehrdivisionale Gesellschaft und die HVB Leasing GmbH.

Das **kommerzielle Immobiliengeschäft** gehört organisatorisch zur Firmenkundendivison. Es ist Bestandteil der Wachstumsstrategie der UniCredit Gruppe in Deutschland und in Europa mit dem Ziel, das Risiko-Ertrags-Profil der Portfolios spürbar zu verbessern und die Profitabilität des Geschäfts kontinuierlich zu erhöhen. Eine wesentliche Rolle nehmen dabei die konsequente Umsetzung unserer strengen, an den aktuellen Marktbedingungen orientierten Kreditpolitik sowie die nachhaltige Reduzierung unprofitabler Portfolioteile ein. Unsere Zielkunden bedienen wir mit maßgeschneiderten Produkten aus der gesamten Produktpalette der HypoVereinsbank. Das beginnt mit der klassischen Objektfinanzierung inklusive Zinssicherung und reicht bis zur Strukturierung, Syndizierung und gegebenenfalls Verbriefung von Portfolios. Mit unseren regionalen Betreuungsteams an sechs deutschen Standorten (Berlin, Düsseldorf, Frankfurt, Hamburg, München und Nürnberg) sowie den in München konzentrierten Spezialisten für strukturierte Finanzierungen stehen wir unseren Kunden zur Verfügung.

Division Markets & Investment Banking

Die globale Division Markets & Investment Banking (MIB) der UniCredit Gruppe ist zur Mitte des Jahres 2006 als virtuelle Organisation an den Start gegangen. Hauptsitz der Division ist München. Niederlassungen finden sich weltweit an allen wichtigen Finanzplätzen wie zum Beispiel in London, New York, Hongkong und Singapur. 1 100 Institutionelle Kunden sowie 270 Multinationals werden von circa 2 000 Mitarbeitern an 40 Standorten betreut. Die HypoVereinsbank wird zum Kompetenzzentrum für das Investment Banking der UniCredit Gruppe ausgebaut. Alle diesbezüglichen Aktivitäten werden mindestens für die nächsten sieben Jahre in der HVB gebündelt, nicht zuletzt auf Grund der vorhandenen Expertise und des Know-Hows in diesem Bereich. Rund 70% des Geschäftsvolumens und der Erträge der Investment Banking Aktivitäten der UniCredit Gruppe werden bereits heute in der HypoVereinsbank generiert und fließen damit aktuell in die Bilanz und die Erfolgsrechnung der HypoVereinsbank ein. Der Anteil an diesem Geschäftsvolumen soll durch Integration der entsprechenden Aktivitäten anderer Einheiten der UniCredit Gruppe und durch Steigerung des Marktanteils weiter erhöht werden. Der Fokus aller Aktivitäten wird dabei auf selektiven Produkten und Kundensegmenten liegen, wo die HypoVereinsbank differenzierte Expertise anbieten kann. Die ambitionierten Wachstumsziele des neuen Players in der europäischen Investment Banking Landschaft sind unmittelbar für die HypoVereinsbank von Bedeutung.

Markets & Investment Banking wird innerhalb der UniCredit Gruppe eine einheitliche Struktur mit globaler Zuständigkeit besitzen, um international agierende Kunden entsprechend ansprechen zu können. Die Division unterscheidet sich dadurch auch organisatorisch von den anderen operativen Einheiten, die einen an die jeweiligen Märkte angepassten regionalen Marktauftritt haben und dort Teil einer für den regionalen Gesamtmarkt zuständigen rechtlichen Einheit sind.

Durch die Zusammenführung der sich ergänzenden Produktkompetenzen in den Bereichen Strukturierte Finanzierung, Strukturierte Derivate, Strukturierte Kredite sowie Währungs- und Zinssicherungsgeschäfte entsteht eine breite, konkurrenzfähige Produktpalette, die für die Gewinnung neuer Kunden wie auch für zusätzliche Dienstleistungen für Bestandskunden auf allen Märkten eine hervorragende Grundlage bildet. Ankerprodukte und Marktpositionen sind insbesondere:

- Übernahmefinanzierungen – Marktanteil in Deutschland bei 20%, Leveraged Buy-Outs europaweit einer der führenden Arrangeure
- Projektfinanzierungen – europaweit einer der führenden Arrangeure
- strukturierte Außenhandelsfinanzierung
- Emissionsgeschäft für Pfandbriefe – Marktführer in Deutschland mit einem Anteil von 13%, europaweit sechster Platz
- strukturierte Derivate – führender Anbieter in Deutschland.

Die Kundenbetreuung und -bindung erfolgt über einen direkten Ansatz. Senior-Banker pflegen die primären Beziehungen zu den Kunden und geben deren Wünsche an die entsprechenden Spezialisten weiter.

Ferner versteht sich Markets & Investment Banking als Lieferant innovativer und spezialisierter Produkte für alle regionalen Vertriebseinheiten der übrigen Divisionen, die somit zu gleichfalls wichtigen Einzelkunden und Hauptvertriebspartnern zählen (strukturierte Anlageprodukte oder Exchange Traded Funds (ETFs) für Privat- und Wealth-Management-Kunden oder Derivate zur Absicherung von Rohstoff- und Währungsrisiken für Firmenkunden).

Wesentliche, dieser Division zugeordnete Tochtergesellschaften sind die mehrdivisionale HVB Banque Luxembourg, die HVB Global Assets, die HVB Capital Asia Ltd. sowie die HVB Capital Partners AG.

VERMÖGENS- UND FINANZLAGE DER HVB GROUP GESAMT

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group gesamt (inklusive der Aktiva und Passiva der aufgegebenen Geschäftsbereiche) belief sich zum 30. September 2006 auf 495,1 Mrd €, das sind 1,4 Mrd € bzw. 0,3% mehr als zum Jahresende 2005. Dabei erhöhten sich auf der Aktivseite im Wesentlichen die Forderungen an Kreditinstitute (+ 13,4 Mrd €). Dagegen reduzierten sich in erster Linie Forderungen an Kunden (– 9,6 Mrd €).

Das Kreditvolumen nahm um 9,7 Mrd € auf 322,9 Mrd € ab. Dabei reduzierten sich Kredite und Darlehen an Kunden um 9,0 Mrd € und Eventualverbindlichkeiten um 1,4 Mrd €, dagegen erhöhten sich die Kredite und Darlehen an Kreditinstitute um 0,7 Mrd €.

Auf der Passivseite erhöhten sich die Verbindlichkeiten gegenüber Kreditinstituten (+ 5,0 Mrd €), während vor allem die verbrieften Verbindlichkeiten (– 3,5 Mrd €) und die Handelspassiva (– 2,5 Mrd €) zurückgingen. Das bilanzielle Eigenkapital stieg vor allem auf Grund des in den ersten neun Monaten 2006 erwirtschafteten Gewinns um 3,1 Mrd € auf nunmehr 18,5 Mrd €. Hierin enthalten sind 3,5 Mrd € Anteile im Fremdbesitz (+ 0,4 Mrd € gegenüber dem Vorjahresultimo). Gemäß IAS 19.93A wurden im ersten Quartal 2006 erstmals versicherungsmathematische Verluste in Höhe von 1,0 Mrd € im Eigenkapital erfasst. Die Vorjahreswerte wurden entsprechend angepasst (vgl. hierzu Kapitel »Sonstige Angaben« Absatz IFRS Grundlagen).

Die Reduzierung der Bilanzpositionen »Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« und »Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen« resultiert im Wesentlichen aus der Entkonsolidierung der veräußerten HVB Splitska banka d.d., Split. Dagegen wurden weitere Sachverhalte einbezogen, die gemäß IFRS 5 als zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen klassifiziert wurden. Nähere Erläuterungen zu diesen Posten siehe Note 15. Aus Gründen der Vergleichbarkeit haben wir die Gesellschaften, die als aufgegebene Geschäftsbereiche bzw. Einheiten definiert sind, nicht in die Position als »zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« umgegliedert.

Die Bilanzstruktur nach Veräußerung der als aufzugebende Geschäftsbereiche definierten Einheiten ergibt sich aus der in Note 22 dargestellten pro forma Bilanz.

Risikoaktiva, Kapitalquoten und Liquidität

Mit 236,0 Mrd € sind die Risikoaktiva nach KWG gegenüber dem Vorquartal um 1,1% gestiegen. Die Marktrisikopositionen gemäß KWG belaufen sich auf 907 Mio €. Auf Ebene der HVB Group neu liegen die Risikoaktiva nach KWG bei 146,5 Mrd €, die Marktrisikopositionen bei 606 Mio €.

Das Kernkapital gemäß KWG stieg im Vergleich zum Vorquartal um 0,2 Mrd € an und betrug damit am 30. September 2006 17,1 Mrd €. Daraus ergibt sich eine erhöhte Kernkapitalquote in Höhe von 7,3% und eine Eigenmittelquote von 10,4%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote beläuft sich diese im Vergleich zum Vorquartal unverändert auf 6,9%.

Bis zum Jahresende ist bei entsprechendem Bedarf ein Abbau von Risikoaktiva mittels neuer Verbriefungstransaktionen eingeplant.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HypoVereinsbank AG belief sich der Wert in den ersten drei Quartalen 2006 durchschnittlich auf 1,2 (zum Meldestichtag 30. September 2006: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung herausgegebenen IAS 34. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS und der im Kapital »Änderungen der Berichtsstruktur« dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2005 angewandt. Den Ausweis in der Gewinn- und Verlustrechnung haben wir, wie im Kapitel »Änderungen der Berichtsstruktur« beschrieben, an die Struktur der UniCredit Gruppe angepasst.

Nachfolgend sind die ab 1. Januar 2006 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Das im überarbeiteten IAS 19.93A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, hat die HypoVereinsbank Group im ersten Quartal 2006 ausgeübt. Die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung wurden entsprechend angepasst. Dabei wurden 1 372 Mio € ungetilgte versicherungsmathematische Verluste sowie damit im Zusammenhang stehende aktive latente Steuern (400 Mio €) direkt mit dem Eigenkapital verrechnet. Das Eigenkapital hat sich durch die Methodenänderung somit per 31.12.2005 um 972 Mio € verringert; davon entfallen 166 Mio € auf Anteile in Fremdbesitz. Die Rückstellungen haben sich in Höhe des ungetilgten versicherungsmathematischen Verlustes (1 372 Mio €) saldiert mit der aktivierten Überdeckung des Planvermögens (264 Mio €) um 1 108 Mio € erhöht. Die Finanzanlagen (Überdeckung des Planvermögens) haben sich entsprechend um 264 Mio € reduziert.

Daneben waren noch folgende Standardänderungen erstmals anzuwenden, die für die HVB Group keine wesentlichen Auswirkungen haben:

- Änderung zu IAS 21 »Auswirkungen von Änderungen der Wechselkurse«
- Ergänzung des IAS 39 »Finanzinstrumente: Ansatz und Bewertung« und IFRS 4 »Versicherungsverträge«
- Änderung von IAS 39 zum Cash Flow Hedge Accounting
- Interpretation IFRIC 4 zu Leasingverhältnissen

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2005 der HVB Group, Seiten 113 ff.

Änderungen des Konsolidierungskreises

Ab dem 1. Januar 2006 haben wir die HVB Immobilien AG mit ihren Tochtergesellschaften im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen. Die Geschäftstätigkeit dieser Immobilienprojektgesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwalten. Die Ergebnisse dieser Gesellschaften waren auch bisher schon mittels Verlustübernahme in der Gewinn- und Verlustrechnung der HVB Group im Saldo der übrigen Erträge und Aufwendungen bzw. nach der neuen GuV Struktur in sonstigen Erträgen/Aufwendungen enthalten.

Die drei Activest Gesellschaften (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A.) wurden im dritten Quartal an die Pioneer Global Asset Management S.p.A. zu einem Gesamtpreis von 600 Mio € verkauft. Diese Gesellschaften sind mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis der HVB AG ausgeschieden.

Diese genannten Erst- und Entkonsolidierungen wirken sich auch auf die Gewinn- und Verlustrechnung gemäß IFRS 5 auf die Positionen bis zum Ergebnis nach Steuern aus.

Daneben gibt es noch Erst- und Entkonsolidierungseffekte, die die aufgegebenen Geschäftsbereiche (Aktivitäten in Österreich und Osteuropa) betreffen:

- Per 1. Januar 2006 wurden die Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, und die HVB Bank Latvia, Riga, in den Konsolidierungskreis einbezogen. Daneben wurden unter anderem die dem BA-CA Teilkonzern zuzuordnenden Gesellschaften per 1. Januar 2006 aufgenommen:

- CA IB Corporate Finance Beratungs Ges.m.b.H., Wien (Teilkonzern)
- Nova Banjalučka Banka a. d., Banja Luka
- Universale International Realitäten GmbH, Wien (Teilkonzern)

Bereits im Geschäftsjahr 2005 hatten wir unter anderem folgende Banken in den Konsolidierungskreis aufgenommen. Beim Vergleich mit den ersten neun Monaten 2005 wirken sich deren Ergebnisse als Erstkonsolidierungseffekte aus, da deren Erstkonsolidierung entweder im Laufe der ersten neun Monate 2005 bzw. nach dem 30. September 2005 stattgefunden hat (vgl. Geschäftsbericht 2005, S. 116 ff.):

- Closed Joint Stock Company International Moscow Bank, Moskau (IMB)
- Hebros Bank, Plovdiv
- HVB Banka Srbija i Crna Gora A.D., Belgrad
- Banca Comerciala »Ion Tiriac« S.A., Bukarest.

Am 30. Juni 2006 hat die BA-CA AG ihre 99,75%-Beteiligung an der HVB Splitska banka d. d., Split, an die französische Société Générale verkauft. Aus dem Verkauf der – gemäß IFRS 5 in der Bilanz zum 31. Dezember 2005 und 31. März 2006 separat als zur Veräußerung gehaltenen Veräußerungsgruppe dargestellten – HVB Splitska banka resultiert ein im Finanzanlageergebnis der HVB Group ausgewiesener Veräußerungsgewinn in Höhe von 669 Mio €.

Ereignisse nach dem 30. September 2006

Die außerordentliche Hauptversammlung der HypoVereinsbank hat am 25. Oktober 2006 dem Verkauf sämtlicher von der HypoVereinsbank gehaltenen Aktien der Bank Austria Creditanstalt AG sowie der HVB Bank Ukraine an UniCredit und dem Verkauf sämtlicher von der HypoVereinsbank gehaltenen Aktien an der International Moscow Bank sowie der HVB Bank Latvia an die Bank Austria Creditanstalt AG beschlossen. Daneben wurden der Verkauf und die Übertragung sämtlicher Vermögensgegenstände und Verbindlichkeiten der Niederlassungen in Vilnius (Litauen) und Tallinn (Estland) an die HVB Bank Latvia beschlossen. Diese Transaktionen wurden bereits in dem einleitenden Kapitel dieses Zwischenberichtes näher beschrieben.

Im Juni 2006 wurde mit der Bankengruppe Nordea Finland PLC (Nordea) eine Vereinbarung über den Kauf einer weiteren Beteiligung am stimmberechtigten Kapital der IMB in Höhe von 26,44% getroffen. Diese Transaktion wurde im Oktober 2006 abgeschlossen. Durch den Erwerb des Anteils von Nordea hat sich die Beteiligung an der IMB von 52,9% auf 79,3% erhöht.

Die HypoVereinsbank hat am 7. November 2006 bekanntgegeben, dass sie sich mit der Barclays Bank PLC (Barclays) auf den Verkauf der Indexchange AG (INDEXCHANGE) zum Preis von 240 Mio € verständigt hat. Der Vollzug soll nach Vorliegen der erforderlichen behördlichen Genehmigungen erfolgen. Diese Genehmigungen werden innerhalb der nächsten drei Monate erwartet. Die HypoVereinsbank wird INDEXCHANGE weiterhin eine Reihe von Dienstleistungen anbieten, daneben auch als Market-Maker, Verwahrstelle und Depotbank.

Die HypoVereinsbank hat im Oktober 2006 den Verkauf der Westfalenbank AG an Crown Northcorp abgeschlossen. Die Transaktion beendet die Umstrukturierung der Westfalenbank AG. Bereits 2005 hatte die HVB die Bereiche Vermögensmanagement und Privatkundengeschäft veräußert. In diesem Jahr integrierte die HypoVereinsbank das Firmenkundengeschäft der Westfalenbank AG mit über 1 500 kleinen und mittelständischen Unternehmen.

Gesamtwirtschaftliche Entwicklung

In den kommenden Monaten werden sich die Konjunkturdaten global weiter verschlechtern. Dennoch steht keine harte Landung bevor. Der starke Jahresanfang 2006 sorgt zudem in allen Regionen noch für hohe jahresdurchschnittliche Wachstumszahlen (Weltwirtschaft gesamt: 3,7%; 2007: 2,8%). Wachstumspole bleiben neben China und den asiatischen Schwellenländern insgesamt auch die USA. Allerdings wird das US-Wachstum auch zum Jahresende 2006 voraussichtlich unter dem langjährigen Trend bleiben. Das liegt an der Schwäche des US-Immobilienmarktes, einem geringeren Stellenaufbau sowie an nachlassenden Konsumausgaben. Rückläufige Energiekosten und positive Vermögenseffekte durch steigende Aktienkurse dämpfen aber den konjunkturellen Abschwung. Wegen des starken Jahresauftakts dürfte das BIP-Wachstum in den USA im Jahresdurchschnitt 2006 noch 3,5% erreichen. Erst 2007 ist eine deutliche Wachstumsverlangsamung auf 2,5% zu erwarten. In Japan dürfte der Wachstumsmotor weiterhin intakt bleiben. Vor allem große Unternehmen melden noch umfangreiche Investitionspläne und einen unzureichenden Beschäftigungsstand. Deshalb sollte die Abkühlung der japanischen Wirtschaft nächstes Jahr trotz der globalen Wachstumsverlangsamung moderat ausfallen (reales BIP 2006: 3,0%; 2007: 2,2%).

Im Euroraum dürfte die Wachstumsdynamik im vierten Quartal vorübergehend anziehen. Das liegt vor allem an Deutschland. Dort wird die 2007 anstehende Mehrwertsteuererhöhung im Schlussquartal 2006 zu Vorzieheffekten im privaten Konsum führen. Im kommenden Jahr dürfte sich das Wachstum der europäischen Wirtschaft zwar etwas verlangsamen. Dafür sprechen die etwas schwächere Auslandsnachfrage und im Zuge damit geringere Investitionen. Stützen wird aber der Beschäftigungsaufbau am Arbeitsmarkt. Deshalb dürfte der private Konsum nach einem temporären Rückschlag im ersten Quartal in 2007 insgesamt robust bleiben. Damit ergibt sich ein erwartetes Wachstum von 2,6% 2006 und 1,5% 2007. Für Deutschland liegen die entsprechenden Wachstumsraten bei 2,2% und 1,1%.

Der Zinserhöhungszyklus der amerikanischen Notenbank ist abgeschlossen. Im ersten Halbjahr 2007 dürfte die amerikanische Notenbank den Leitzins bereits wieder um 100 Basispunkte senken. Die europäische Zentralbank wird den Leitzins dagegen voraussichtlich im Dezember 2006 noch einmal erhöhen, auf dann 3,5% und danach pausieren.

Die zehnjährigen US-Renditen sollten im Trend spürbar zurückgehen. Dafür sprechen die US-Wachstumsabschwächung, das Ende der Fed-Straffungen, sowie das Auslaufen der Inflationsängste. Auch strukturelle Bond-Käufe der asiatischen Notenbanken und institutioneller Investoren drücken auf das Rendite-Niveau. Zum Jahresende 2006 dürften die Renditen 10jähriger US-Staatsanleihen bei 4,5% liegen. Der Renditerückgang sollte sich Anfang 2007 noch fortsetzen. Bundesanleihen werden den Vorgaben aus den USA auf niedrigerem Niveau folgen. Der US-Dollar dürfte auf mittlere Sicht weiter abwerten. Die Gründe dafür sind die Refokussierung der Investoren auf das hohe amerikanische Leistungsbilanzdefizit sowie die weitere Aufwertung der chinesischen Währung. Bis zum Ende des Jahres sollte der Euro deshalb bei gut 1,30 USD stehen und im Frühjahr 2007 noch leicht ansteigen.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2005, Seiten 76–103) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf weitgehend unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2005 (Geschäftsbericht 2005, Seite 74) erwähnt, planen wir für das Geschäftsjahr 2006 bei nahezu unveränderten Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge. Treiber sollen dabei das Handelsergebnis und ein stärkerer Provisionsüberschuss sein.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio und der Eigenkapitalrentabilität.

Mit dem durch die starken operativen Erträge geprägten Ergebnis der ersten neun Monate 2006 haben wir unsere internen Zielvorgaben sowohl bei der HVB Group als auch bei der HVB Group neu weit übertroffen und sehen uns auf einem guten Weg, unsere für 2006 gesetzten Ziele im Gesamtjahr zu erreichen, auch wenn das dritte Quartal nicht vollständig an das hervorragende erste Halbjahr anknüpfen konnte.

Im dritten Quartal hat unsere Aktie die erfreuliche Kursperformance weiter fortgesetzt und am 26. September 2006 mit 35,13 € den höchsten Kurs seit fünf Jahren erreicht. Im Vergleichszeitraum hat die HVB-Aktie gegenüber unseren Benchmarkindizes MDAX um 13,6% und gegenüber dem Prime-Banks-Index um 17,1% besser abgeschnitten.

Am Capital Markets Day, der am 5. Juli 2006 in München stattfand, hat die neue UniCredit Gruppe ihren Drei-Jahres-Plan sowie die Ziele und Geschäftsmodelle der einzelnen Divisionen vorgestellt. Von diesem Zeitpunkt an bis zur Veröffentlichung der Ergebnisse zum zweiten Quartal am 4. August 2006 hat unsere Aktie 15% an Wert hinzugewonnen. Die HVB-Aktie hat das Quartal mit einem Kurs von 34,50 € beendet, was einer Kurssteigerung von 21,7% gegenüber dem Ende des Vorquartals entspricht.

Der durchschnittliche tägliche Handelsumsatz war im Quartalsvergleich mit 0,5 Millionen Stück konstant. Per Ende September war die HVB-Aktie mit 1,8% im MDAX und 1,8% im Prime-Banks-Index gewichtet. Analysten von neun Banken- und Wertpapierhäusern bewerten unsere Aktie per Ende Oktober 2006 wie folgt: Über die Hälfte der Analysten (67%) empfiehlt die Aktie zum »Kaufen«, 22% zum »Halten« und 11% zum »Verkaufen«.

HVB-Aktie im Vergleich zu MDAX und Prime Banks


HVB-Aktie in € vom 30.6. bis 30.9.2006
36,0
33,5
31,0
28,5
30.6.
7.7.
14.7.
21.7.
28.7.
4.8.
11.8.
18.8.
25.8.
1.9.
8.9.
15.9.
22.9.
30.9.
HVB-Aktie
MDAX indexiert auf HVB
Prime Banks indexiert auf HVB

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. SEPTEMBER 2006 HVB GROUP GEMÄSS IFRS 5 (HVB GROUP NEU)

Erträge/Aufwendungen	Notes	1.1.–30.9.2006	1.1.–30.9.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft	(3)	2 322	2 406	– 84	– 3,5
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	(4)	184	159	+ 25	+ 15,7
Zinsüberschuss		**2 506**	**2 565**	**– 59**	**– 2,3**
Provisionsüberschuss	(5)	1 356	1 296	+ 60	+ 4,6
Handelsergebnis		673	285	+ 388	>+ 100,0
Saldo sonstige Aufwendungen/Erträge		39	–75	+ 114	
Zinsunabhängige Erträge		**2 068**	**1 506**	**+ 562**	**+ 37,3**
OPERATIVE ERTRÄGE		**4 574**	**4 071**	**+ 503**	**+ 12,4**
Personalaufwand		1 699	1 599	+ 100	+ 6,3
Andere Verwaltungsaufwendungen		867	984	– 117	– 11,9
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen		223	310	– 87	– 28,1
Verwaltungsaufwand		**2 789**	**2 893**	**– 104**	**– 3,6**
OPERATIVES ERGEBNIS		**1 785**	**1 178**	**+ 607**	**+ 51,5**
Rückstellungen im Nichtkreditgeschäft		73	13	+ 60	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		0	0	0	0,0
Integrationsaufwendungen		19	0	+ 19	+ 100,0
Kreditrisikovorsorge	(6)	638	645	– 7	– 1,1
Finanzanlageergebnis		689	–120	+ 809	
ERGEBNIS VOR STEUERN		**1 744**	**400**	**+ 1 344**	**>+ 100,0**
Ertragsteuern		375	162	+ 213	>+ 100,0
ERGEBNIS NACH STEUERN		**1 369**	**238**	**+ 1 131**	**>+ 100,0**
Fremdanteile am Ergebnis		–65	3	– 68	
GEWINN/VERLUST DER HVB GROUP NEU[1]		**1 304**	**241**	**+ 1 063**	**>+ 100,0**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen		1 762	955	+ 807	+ 84,5
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche		–518	–306	– 212	– 69,3
GEWINN/VERLUST DER HVB GROUP GESAMT		**2 548**	**890**	**+ 1 658**	**>+ 100,0**

[1] Ohne Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche zu definieren sind (= Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn).

GEWINN- UND VERLUSTRECHNUNG VOM 1. JULI BIS 30. SEPTEMBER 2006 HVB GROUP GEMÄSS IFRS 5 (HVB GROUP NEU)

Erträge/Aufwendungen	1.7.–30.9.2006 in Mio €	1.7.–30.9.2005 in Mio €	Veränderung in Mio €	Veränderung in %
Überschuss aus originärem Zinsgeschäft	766	771	– 5	– 0,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	37	66	– 29	– 43,9
Zinsüberschuss	**803**	**837**	**– 34**	**– 4,1**
Provisionsüberschuss	371	464	– 93	– 20,0
Handelsergebnis	191	124	+ 67	+ 54,0
Saldo sonstige Aufwendungen/Erträge	–4	–18	+ 14	+ 77,8
Zinsunabhängige Erträge	**558**	**570**	**– 12**	**– 2,1**
OPERATIVE ERTRÄGE	**1 361**	**1 407**	**– 46**	**– 3,3**
Personalaufwand	558	526	+ 32	+ 6,1
Andere Verwaltungsaufwendungen	289	335	– 46	– 13,7
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	72	92	– 20	– 21,7
Verwaltungsaufwand	**919**	**953**	**– 34**	**– 3,6**
OPERATIVES ERGEBNIS	**442**	**454**	**– 12**	**– 2,6**
Rückstellungen im Nichtkreditgeschäft	27	11	+ 16	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Integrationsaufwendungen	16	0	+ 16	+100,0
Kreditrisikovorsorge	226	208	+ 18	+ 8,7
Finanzanlageergebnis	551	–178	+ 729	
ERGEBNIS VOR STEUERN	**724**	**57**	**+ 667**	**>+100,0**
Ertragsteuern	60	15	+ 45	>+100,0
ERGEBNIS NACH STEUERN	**664**	**42**	**+ 622**	**>+100,0**
Fremdanteile am Ergebnis	–14	–5	– 9	>–100,0
GEWINN/VERLUST DER HVB GROUP NEU[1]	**650**	**37**	**+ 613**	**>+100,0**
Ergebnis nach Steuern aus den aufgegebenen Geschäftsbereichen	297	447	– 150	– 33,6
Fremdanteile am Ergebnis der aufgegebenen Geschäftsbereiche	–105	–160	+ 55	+ 34,4
GEWINN/VERLUST DER HVB GROUP GESAMT	**842**	**324**	**+ 518**	**>+100,0**

[1] Ohne Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche zu definieren sind (= Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn).

GEWINN- UND VERLUSTRECHNUNG VOM 1.JANUAR BIS 30.SEPTEMBER 2006 HVB GROUP GESAMT[1]

Erträge/Aufwendungen	1.1.–30.9.2006	1.1.–30.9.2005	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft	4 348	4 198	+ 150	+ 3,6
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	360	340	+ 20	+ 5,9
Zinsüberschuss	**4 708**	**4 538**	**+ 170**	**+ 3,7**
Provisionsüberschuss	2 677	2 352	+ 325	+ 13,8
Handelsergebnis	1 060	496	+ 564	>+ 100,0
Saldo sonstige Aufwendungen/Erträge	88	–74	+ 162	
Zinsunabhängige Erträge	**3 825**	**2 774**	**+ 1 051**	**+ 37,9**
OPERATIVE ERTRÄGE	**8 533**	**7 312**	**+ 1 221**	**+ 16,7**
Personalaufwand	2 966	2 701	+ 265	+ 9,8
Andere Verwaltungsaufwendungen	1 618	1 664	– 46	– 2,8
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	416	510	– 94	– 18,4
Verwaltungsaufwand	**5 000**	**4 875**	**+ 125**	**+ 2,6**
OPERATIVES ERGEBNIS	**3 533**	**2 437**	**+ 1 096**	**+ 45,0**
Rückstellungen im Nichtkreditgeschäft	79	12	+ 67	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Integrationsaufwendungen	22	60	– 38	– 63,3
Kreditrisikovorsorge	1 057	974	+ 83	+ 8,5
Finanzanlageergebnis	1 387	183	+ 1 204	>+ 100,0
ERGEBNIS VOR STEUERN	**3 762**	**1 574**	**+ 2 188**	**>+ 100,0**
Ertragsteuern	631	381	+ 250	+ 65,6
ERGEBNIS NACH STEUERN	**3 131**	**1 193**	**+ 1 938**	**>+ 100,0**
Fremdanteile am Ergebnis	–583	–303	– 280	– 92,4
GEWINN/VERLUST DER HVB GROUP GESAMT	**2 548**	**890**	**+ 1 658**	**>+ 100,0**

	Notes	1.1.–30.9.2006	1.1.–30.9.2005
		in €	in €
Ergebnis je Aktie (bereinigt)[2]	(8)	2,––	—
Ergebnis je Aktie	(8)	3,39	1,19

[1] Inklusive Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche zu definieren sind (= Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn).

[2] 2006 bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften.

Da zum 30. September 2006 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JULI BIS 30. SEPTEMBER 2006 HVB GROUP GESAMT[1]

Erträge/Aufwendungen	1.7.–30.9.2006	1.7.–30.9.2005	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Überschuss aus originärem Zinsgeschäft	1 468	1 406	+ 62	+ 4,4
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	117	112	+ 5	+ 4,5
Zinsüberschuss	**1 585**	**1 518**	**+ 67**	**+ 4,4**
Provisionsüberschuss	797	850	– 53	– 6,2
Handelsergebnis	285	208	+ 77	+ 37,0
Saldo sonstige Aufwendungen/Erträge	– 2	– 16	+ 14	+ 87,5
Zinsunabhängige Erträge	**1 080**	**1 042**	**+ 38**	**+ 3,6**
OPERATIVE ERTRÄGE	**2 665**	**2 560**	**+ 105**	**+ 4,1**
Personalaufwand	979	911	+ 68	+ 7,5
Andere Verwaltungsaufwendungen	548	565	– 17	– 3,0
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	125	161	– 36	– 22,4
Verwaltungsaufwand	**1 652**	**1 637**	**+ 15**	**+ 0,9**
OPERATIVES ERGEBNIS	**1 013**	**923**	**+ 90**	**+ 9,8**
Rückstellungen im Nichtkreditgeschäft	29	13	+ 16	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Integrationsaufwendungen	19	60	– 41	– 68,3
Kreditrisikovorsorge	439	326	+ 113	+ 34,7
Finanzanlageergebnis	559	79	+ 480	>+ 100,0
ERGEBNIS VOR STEUERN	**1 085**	**603**	**+ 482**	**+ 79,9**
Ertragsteuern	124	114	+ 10	+ 8,8
ERGEBNIS NACH STEUERN	**961**	**489**	**+ 472**	**+ 96,5**
Fremdanteile am Ergebnis	– 119	– 165	+ 46	+ 27,9
GEWINN/VERLUST DER HVB GROUP GESAMT	**842**	**324**	**+ 518**	**>+ 100,0**

	1.7.–30.9.2006	1.7.–30.9.2005
	in €	in €
Ergebnis je Aktie (bereinigt)[2]	0,41	—
Ergebnis je Aktie	1,12	0,44

[1] Inklusive Erträge und Aufwendungen der Gesellschaften, die gemäß IFRS 5 als aufgegebene Geschäftsbereiche zu definieren sind (= Bank Austria Creditanstalt-Gruppe, IMB, HVB Latvia, HVB Ukraine sowie die HVB AG Niederlassungen Vilnius und Tallinn).

[2] 2006 bereinigt um den Veräußerungsgewinn der Activest Gesellschaften.

BILANZ ZUM 30. SEPTEMBER 2006

Aktiva	Notes	30.9.2006	31.12.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		6 704	7 757	– 1 053	– 13,6
Handelsaktiva	(9)	103 217	103 519	– 302	– 0,3
Forderungen an Kreditinstitute	(10)	70 669	57 229	+ 13 440	+ 23,5
Forderungen an Kunden	(11)	264 996	274 643	– 9 647	– 3,5
Wertberichtigungen auf Forderungen	(13)	– 10 292	– 12 511	+ 2 219	+ 17,7
Finanzanlagen	(14)	44 424	45 419	– 995	– 2,2
Sachanlagen		2 704	2 723	– 19	– 0,7
Immaterielle Vermögenswerte		2 708	2 776	– 68	– 2,4
Ertragsteueransprüche		3 347	3 291	+ 56	+ 1,7
Sonstige Aktiva		4 994	5 573	– 579	– 10,4
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen[1]	(15)	1 634	3 240	– 1 606	– 49,6
Summe der Aktiva		**495 105**	**493 659**	**+ 1 446**	**+ 0,3**

[1] Ohne Gesellschaften, die als aufgegebene Geschäftsbereiche definiert sind.

Passiva	Notes	30.9.2006	31.12.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(16)	118 785	113 739	+ 5 046	+ 4,4
Verbindlichkeiten gegenüber Kunden	(17)	160 783	158 421	+ 2 362	+ 1,5
Verbriefte Verbindlichkeiten	(18)	102 502	105 982	- 3 480	- 3,3
Handelspassiva		61 108	63 638	- 2 530	- 4,0
Rückstellungen	(19)	5 778	5 672	+ 106	+ 1,9
Ertragsteuerverpflichtungen		2 155	1 891	+ 264	+ 14,0
Sonstige Passiva		8 578	9 406	- 828	- 8,8
Nachrangkapital	(20)	16 794	17 612	- 818	- 4,6
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen[1]	(21)	82	1 887	- 1 805	- 95,7
Eigenkapital		18 540	15 411	+ 3 129	+ 20,3
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		15 059	12 358	+ 2 701	+ 21,9
Gezeichnetes Kapital		2 252	2 252	0	0,0
Kapitalrücklage		9 125	9 128	- 3	- 0,0
Andere Rücklagen		19	58	- 39	- 67,2
Bewertungsänderungen von Finanzinstrumenten		1 115	729	+ 386	+ 52,9
AfS-Rücklage		1 142	871	+ 271	+ 31,1
Hedge-Rücklage		-27	-142	+ 115	+ 81,0
Konzerngewinn 2005		0	191	- 191	- 100,0
Gewinn/Verlust 1.1.–30.9.		2 548	0	+ 2 548	+ 100,0
Anteile in Fremdbesitz		3 481	3 053	+ 428	+ 14,0
Summe der Passiva		**495 105**	**493 659**	**+ 1 446**	**+ 0,3**

[1] Ohne Gesellschaften, die als aufgegebene Geschäftsbereiche definiert sind.

ENTWICKLUNG DES EIGENKAPITALS DER HVB GROUP GESAMT

in Mio €	2006	2005
Eigenkapital zum 1.1. (vor Änderung IAS 19)	**16383**	**13976**
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	-972	-288
Eigenkapital zum 1.1. (nach Änderung IAS 19)	**15411**	**13688**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1. (vor Änderung IAS 19)	13164	11467
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	-806	-245
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1. (nach Änderung IAS 19)	12358	11222
Veränderungen 1.1.–30.9.		
Gezeichnetes Kapital	0	-2
Zugang aus Barkapitalerhöhung	0	0
Bestandsveränderungen und Ergebnis eigener Aktien	0	-2
Kapitalrücklage	-3	-2
Zugang aus Barkapitalerhöhung	0	0
Abzug der Kosten aus der Kapitalerhöhung	0	0
Bestandsveränderungen und Ergebnis eigener Aktien	-3	-2
Andere Rücklagen	-39	82
Pensionsähnliche Verpflichtungen (IAS 19)	0	0
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	0	0
Veränderungen aus Währungs- und sonstigen Veränderungen	-39	82
Bewertungsänderungen von Finanzinstrumenten	386	738
Konzerngewinn 2005 (Ausschüttung der HVB AG)	-191	0
Gewinn/Verlust 1.1.–30.9.	2548	890
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 30.9.	15059	12928
Fremdanteile zum 1.1. (vor Änderung IAS 19)	3219	2509
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	-166	-43
Fremdanteile zum 1.1. (nach Änderung IAS 19)	3053	2466
Veränderung der Anteile in Fremdbesitz 1.1.–30.9.	428	621
Fremdanteile zum 30.9.	3481	3087
Eigenkapital zum 30.9.	**18540**	**16015**
darunter:		
Eigenkapital der zur Veräußerung gehaltenen Veräußerungsgruppen	31	93

KAPITALFLUSSRECHNUNG DER HVB GROUP GESAMT

in Mio €	2006	2005
Zahlungsmittelbestand zum 1.1.	**7757**	**6903**
Cashflow aus operativer Geschäftstätigkeit	-3042	1698
Cashflow aus Investitionstätigkeit	2201	-1203
Cashflow aus Finanzierungstätigkeit	- 169	- 530
Effekte aus Wechselkursänderungen	- 43	42
Zahlungsmittelbestand zum 30.9.	**6704**	**6910**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

Erläuterungen zur Anpassung des Gewinn- und Verlustrechnungsausweises an den Ausweis in der UniCredit Gruppe

Neues Gewinn- und Verlustrechnungsschema Erträge/Aufwendungen	1.1.–30.9.2006 in Mio €
Überschuss aus originärem Zinsgeschäft	4 348
Dividenden und ähnliche Erträge aus Kapitalinvestitionen	360
Zinsüberschuss	**4 708**
Provisionsüberschuss	2 677
Handelsergebnis	1 060
Saldo sonstige Aufwendungen/Erträge	88
Zinsunabhängige Erträge	**3 825**
OPERATIVE ERTRÄGE	**8 533**
Personalaufwand	2 966
Andere Verwaltungsaufwendungen	1 618
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	416
Verwaltungsaufwand	**5 000**
OPERATIVES ERGEBNIS	**3 533**
Rückstellungen im Nichtkreditgeschäft	79
Abschreibungen auf Geschäfts- oder Firmenwerte	0
Integrationsaufwendungen	22
Kreditrisikovorsorge	1 057
Finanzanlageergebnis	1 387
ERGEBNIS VOR STEUERN	**3 762**
Ertragsteuern	631
ERGEBNIS NACH STEUERN	**3 131**
Fremdanteile am Ergebnis	–583
GEWINN/VERLUST DER HVB GROUP GESAMT	**2 548**

Bisheriges Gewinn- und Verlustrechnungsschema Erträge/Aufwendungen	1.1.–30.9.2006 in Mio €
Zinserträge	14 615
Zinsaufwendungen	10 016
Zinsüberschuss	4 599
Kreditrisikovorsorge	1 068
Zinsüberschuss nach Kreditrisikovorsorge	3 531
Provisionserträge	3 270
Provisionsaufwendungen	560
Provisionsüberschuss	2 710
Handelsergebnis	1 140
Verwaltungsaufwand	4 968
Saldo sonstige betriebliche Erträge/Aufwendungen	11
Betriebsergebnis	**2 424**
Finanzanlageergebnis	1 386
Abschreibungen auf Geschäfts- oder Firmenwerte	0
Aufwendungen für Restrukturierungen	22
Saldo übrige Erträge/Aufwendungen	–26
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**3 762**
Ertragsteuern	631
Ergebnis nach Steuern	**3 131**
Fremdanteile am Ergebnis	–583
Gewinn/Verlust der HVB Group gesamt	**2 548**

Im folgenden Textteil erläutern wir die wesentlichen Unterschiede zwischen neuem GuV-Ausweis nach dem UniCredit GuV-Schema und dem bisherigen GuV-Schema der HVB.

- Der Zinsüberschuss enthält nach dem neuen GuV-Schema handelsinduzierte Zinsbestandteile, die bisher im Handelsergebnis gezeigt wurden. Ferner werden die bisher im Zinsüberschuss ausgewiesenen Erträge (Mieterträge) aus Investment Properties nunmehr dem Saldo sonstige Aufwendungen/Erträge zugeordnet.
- Der Provisionsüberschuss enthält handelsinduzierte Provisionsbestandteile (früher im Handelsergebnis gezeigt).
- Das Handelsergebnis wird ohne handelsinduzierte Zins- und Provisionserfolge ausgewiesen. Die handelsinduzierten Dividendenerträge verbleiben im Handelsergebnis. Ferner enthält das Handelsergebnis Erfolge aus der Bewertung von Finanzinstrumenten der Kategorie aFVtPl ("at fair value through profit and loss"), die bisher im Finanzanlageergebnis gezeigt wurden.
- In den Saldo sonstige Aufwendungen/Erträge sind ein Großteil der bisher im Finanzanlageergebnis gezeigten Aufwendungen und Erträge aus Investment Properties einbezogen. Ferner sind die wesentlichen Bestandteile der bisherigen GuV-Position Saldo übrige Erträge/Aufwendungen (z. B. Verlustübernahmen) jetzt im Saldo sonstige Aufwendungen/Erträge enthalten. Die Zuführungen und Auflösungen von Rückstellungen sind – soweit es sich nicht um Restrukurierungsrückstellungen handelt – in die separate Position »Rückstellungen im Nichtkreditgeschäft« eingegangen.
- Dem Verwaltungsaufwand werden Abschreibungen auf Investment Properties zugeordnet, die bisher das Finanzanlageergebnis belasteten.
- In den Integrationsaufwendungen weisen wir die gleichen Inhalte aus, die in der bisherigen Position Aufwendungen für Restrukturierungen gezeigt wurden.
- Die Kreditrisikovorsorge wird nach dem GuV-Schema der UniCredit außerhalb des operativen Ergebnisses gezeigt und ist weitgehend mit den bisherigen Inhalten vergleichbar (Ausnahme z. B. Prozessrisiken aus dem Kreditgeschäft).

2

Segmentberichterstattung

Im Zusammenhang mit der Neustrukturierung der Segmente ergaben sich im Rahmen der Reorganisation auch Änderungen in den Methoden und Parametern für die Segmentberichterstattung:

Bei den mehrdivisionalen Gesellschaften werden die Divisionen wie bisher mit 7% Kernkapital, bezogen auf die Risikoaktiva und 50% Kernkapital auf die zu unterlegenden Marktrisiken nach KWG ausgestattet. Für die Tochtergesellschaften erfolgt keine Standardisierung des Eigenkapitals.

Der Prozentsatz für die Veranlagung des zugeordneten Eigenkapitals in den mehrdivisionalen Gesellschaften (HVB AG, HVB Banque Luxembourg) wurde von bisher 5% auf 3,4% reduziert. Dieser Satz entspricht dem 3-Monats-EURIBOR mit einem Aufschlag in Höhe des durchschnittlichen 5-Jahres UniCredit Credit Spreads und wird im Rahmen des Budgetierungsprozesses für ein Jahr festgelegt.

Nach der neuen Methode der Verrechnung von nicht mehr direkt zuordenbaren Kosten werden die Overheadkosten im Budgetierungsprozess je Segment festgelegt, und in Form eines fixen Aufschlagsatzes auf die direkten und indirekten Kosten für das laufende Geschäftsjahr festgeschrieben. Veränderungen der Overheadkosten zum budgetierten Wert werden dem Corporate Center zugerechnet.

Erfolgsrechnung nach Divisionen vom 1. Januar bis 30. September 2006

in Mio €	Privat- und Geschäftskunden	Wealth Management	Firmen- & Kommerzielle Immobilienkunden
OPERATIVE ERTRÄGE			
1.1.–30.9.2006	1 338	417	1 003
1.1.–30.9.2005	1 310	420	989
Verwaltungsaufwand			
1.1.–30.9.2006	1 077	261	367
1.1.–30.9.2005	1 167	288	429
OPERATIVES ERGEBNIS			
1.1.–30.9.2006	261	156	636
1.1.–30.9.2005	143	132	560
Kreditrisikovorsorge			
1.1.–30.9.2006	130	2	179
1.1.–30.9.2005	174	1	248
restliche Positionen[1]			
1.1.–30.9.2006	–4	537	–3
1.1.–30.9.2005	9	4	–13
ERGEBNIS VOR STEUERN			
1.1.–30.9.2006	127	691	454
1.1.–30.9.2005	–22	135	299

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte, Integrationsaufwendungen und das Finanzanlageergebnis.

Markets & Investment *Banking*	Sonstige/Konsolidierung	HVB Group neu	Aufgegebene Geschäftsbereiche	HVB Group gesamt
1 730	86	4 574	3 959	8 533
1 388	–36	4 071	3 241	7 312
838	246	2 789	2 211	5 000
780	229	2 893	1 982	4 875
892	–160	1 785	1 748	3 533
608	–265	1 178	1 259	2 437
4	323	638	419	1 057
39	183	645	329	974
59	8	597	689	1 286
95	–228	–133	244	111
947	–475	1 744	2 018	3 762
664	–676	400	1 174	1 574

Erfolgsrechnung der Division Privat- und Geschäftskunden

Erträge/Aufwendungen	1.1.–30.9.2006 in Mio €	1.1.–30.9.2005 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**835**	**824**	**285**	**270**	**280**
Provisionsüberschuss	489	466	139	154	196
Handelsergebnis	0	1	–1	2	–1
Saldo sonstige Aufwendungen/Erträge	14	19	–2	11	5
Zinsunabhängige Erträge	**503**	**486**	**136**	**167**	**200**
OPERATIVE ERTRÄGE	**1 338**	**1 310**	**421**	**437**	**480**
Personalaufwand	425	412	139	145	141
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	652	755	227	210	215
Verwaltungsaufwand	**1 077**	**1 167**	**366**	**355**	**356**
OPERATIVES ERGEBNIS	**261**	**143**	**55**	**82**	**124**
Integrationsaufwendungen	2	0	1	1	0
Kreditrisikovorsorge	130	174	50	51	29
Finanzanlageergebnis und andere Posten[1]	–2	9	–4	1	1
ERGEBNIS VOR STEUERN	**127**	**–22**	**0**	**31**	**96**
Cost-Income-Ratio in %	**80,5**	**89,1**	**86,9**	**81,2**	**74,2**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung in der Division Privat- und Geschäftskunden

Die Division Privat- und Geschäftskunden zeigt nach den ersten neun Monaten 2006 einen erfolgreichen Geschäftsverlauf mit einem gegenüber dem Vorjahr fast verdoppelten operativen Ergebnis. Dabei stiegen die operativen Erträge um 28 Mio € bzw. 2,1%. Getragen wurde diese Entwicklung vor allem von der Steigerung des Provisionsüberschusses um 4,9%. Diese resultiert auch aus dem weiterhin erfolgreichen Absatz von innovativen Anlageprodukten, wie zum Beispiel "HVB Best of Fonds" mit einem Volumen von 540 Mio €, "HVB Flex Bonus Zertifikat" mit 150 Mio € im ersten Quartal, der "HVB 2 x 5% Profianleihe" mit rund 380 Mio € im zweiten Quartal und dem "HVB Höchststand-Zertifikat" mit 200 Mio € im dritten Quartal. Der Zinsüberschuss erhöhte sich gegenüber dem Vorjahr leicht um 1,3% auch durch das Wachstum in der Konsumentenfinanzierung mit unserem erfolgreichen Produkt Sofortkredit sowie durch den Anstieg der Volumen und Margen im Passivgeschäft. Die Verwaltungsaufwendungen reduzierten sich trotz der leichten Erhöhung der Personalaufwendungen um 7,7% unter anderem wegen des Effizienzsteigerungsprogramms PRO. Die Cost-Income-Ratio verbesserte sich kräftig um 8,6%-Punkte auf 80,5% infolge der Zunahme der operativen Erträge bei gleichzeitiger Reduzierung der Verwaltungsaufwendungen. Trotz des erwartungsgemäß in den Sommermonaten zyklisch bedingt schwächeren Ergebnisbeitrags des dritten Quartals 2006 führte die gegenüber dem Vorjahr verbesserte Profitabilität zu einem operativen Ergebnis in Höhe von 261 Mio €, das sich gegenüber dem Vorjahr fast verdoppelte. Unter Berücksichtigung der um ein Viertel verringerten Kreditrisikovorsorge erzielte das Geschäftsfeld ein Ergebnis vor Steuern in Höhe von 127 Mio € nach einem negativen Ergebnisbeitrag im Vorjahr (30.9.2005: –22 Mio €).

Erfolgsrechnung der Division *Wealth Management*

Erträge/Aufwendungen	1.1.–30.9.2006 in Mio €	1.1.–30.9.2005 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**116**	**106**	**40**	**40**	**36**
Provisionsüberschuss	311	315	62	114	135
Handelsergebnis	-12	-7	1	-8	-5
Saldo sonstige Aufwendungen/Erträge	2	6	-1	3	0
Zinsunabhängige Erträge	**301**	**314**	**62**	**109**	**130**
OPERATIVE ERTRÄGE	**417**	**420**	**102**	**149**	**166**
Personalaufwand	91	95	25	34	32
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	170	193	43	65	62
Verwaltungsaufwand	**261**	**288**	**68**	**99**	**94**
OPERATIVES ERGEBNIS	**156**	**132**	**34**	**50**	**72**
Integrationsaufwendungen	2	0	2	0	0
Kreditrisikovorsorge	2	1	2	-4	4
Finanzanlageergebnis und andere Posten[1]	539	4	533	4	2
ERGEBNIS VOR STEUERN	**691**	**135**	**563**	**58**	**70**
Cost-Income-Ratio in %	**62,6**	**68,6**	**66,7**	**66,4**	**56,6**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung in der Division Wealth Management

Das Ergebnis nach Steuern der Division Wealth Management ist geprägt von dem Veräußerungsgewinn aus dem Verkauf der Activest Gesellschaften (Activest Investmentgesellschaft mbH, München, Activest Investmentgesellschaft Luxembourg S.A., Luxemburg, sowie Activest Investmentgesellschaft Schweiz AG, Bern) an Pioneer Investments. Durch diesen Verkauf erzielten wir einen Veräußerungsgewinn in Höhe von 533 Mio €, den wir im Finanzanlageergebnis ausweisen. Die Activest Gesellschaften sind mit Wirkung zum 1. Juli 2006 aus dem Konsolidierungskreis ausgeschieden.

Daneben ist zu berücksichtigen, dass sowohl im Vergleich zum Vorjahr als auch im Vergleich zum Vorquartal im dritten Quartal 2006 die originären Ergebnisbeiträge der Activest Gesellschaften fehlen.

Bereinigt um den Veräußerungsgewinn beträgt das Ergebnis vor Steuern der Division zum 30. September 2006 158 Mio €. Dies bedeutet im Vergleich zum Vorjahreszeitraum eine Steigerung von 17%. Zusätzlich bereinigt um Entkonsolidierungseffekte (fehlendes originäres Ergebnis aus den Activest Gesellschaften im dritten Quartal 2006) beträgt die Steigerung sogar 29,5%. In dieser Ergebnisentwicklung spiegelt sich insbesondere die positive Entwicklung im Subsegment Private Banking wider, in dem wir eine Ergebnissteigerung im Vergleich zum Vorjahr in Höhe von 27,3% erzielen konnten.

Die positive Entwicklung wird durch die gegenüber dem Vorjahr um 6 Prozentpunkte verbesserte Cost-Income-Ratio ausgedrückt und damit zeigt sich, dass das Wachstum der operativen Erträge nicht mit ebenso hohen Steigerungen bei den Kosten einher gegangen ist.

Bereinigt um Entkonsolidierungseffekte ergibt sich für das HVB Wealth Management bei den operativen Erlösen eine Steigerung von 8,6%.

Dabei konnte gegenüber dem Vorjahr der Provisionsüberschuss im Subsegment Private Banking deutlich um 14% gesteigert werden und damit der Entkonsolidierungseffekt durch den Verkauf der Activest Gesellschaften weitgehend kompensiert werden. Der Anstieg im Provisionsüberschuss wurde vor allem erreicht durch eine Veränderung des Produktmixes zugunsten höhermargiger Fonds und Vermögensverwaltungsprodukte. Im Zinsüberschuss wurden Abschmelzungen im Aktivgeschäft durch höhere Erträge im Einlagengeschäft kompensiert. Die Veränderung der Fundingpolitik der DAB-Bank führte zu einem verbesserten Zinsüberschuss, der wirtschaftlich aber im Zusammenhang mit einem negativen Handelsergebnis gesehen werden muss.

Der Verwaltungsaufwand ist vornehmlich bedingt durch die Entkonsolidierung der Activest Gesellschaften um 9,4% zurückgegangen. Aber auch bereinigt um die Entkonsolidierungseffekte ist im Verwaltungsaufwand trotz der Investitionen in das neue Geschäftsfeld eine stabile Entwicklung zu verzeichnen (– 1,5%).

Das Quartalsergebnis lag – bereinigt um die Effekte des Veräußerungsgewinns und der Entkonsolidierungseffekte – unter den Vorquartalen, was insbesondere auf die zyklisch bedingte Entwicklung des Provisionsüberschusses im Private Banking in den Sommermonaten und die starke interne Ressourcenbindung des Vertriebes während der Übernahme der Kundenverantwortung zurückzuführen ist.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Firmenkunden

Erträge/Aufwendungen	1.1.–30.9.2006	1.1.–30.9.2005	3. Quartal 2006	2. Quartal 2006	1. Quartal 2006
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
Zinsüberschuss	**596**	**593**	**185**	**202**	**209**
Provisionsüberschuss	234	222	76	73	85
Handelsergebnis	2	1	4	–2	0
Saldo sonstige Aufwendungen/Erträge	5	9	–1	5	1
Zinsunabhängige Erträge	**241**	**232**	**79**	**76**	**86**
OPERATIVE ERTRÄGE	**837**	**825**	**264**	**278**	**295**
Personalaufwand	125	115	41	43	41
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	203	262	69	65	69
Verwaltungsaufwand	**328**	**377**	**110**	**108**	**110**
OPERATIVES ERGEBNIS	**509**	**448**	**154**	**170**	**185**
Integrationsaufwendungen	1	0	1	0	0
Kreditrisikovorsorge	127	168	48	35	44
Finanzanlageergebnis und andere Posten[1]	4	–3	–4	1	7
ERGEBNIS VOR STEUERN	**385**	**277**	**101**	**136**	**148**
Cost-Income-Ratio in %	**39,2**	**45,7**	**41,7**	**38,8**	**37,3**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung in der Subdivision Firmenkunden

Das Firmenkundengeschäft, das sich insbesondere auf die Bedürfnisse unserer mittelständischen Kunden konzentriert, konnte, ausgehend von dem bereits im Vorjahr erreichten hohen Niveau das Ergebnis vor Steuern um 39% auf 385 Mio € steigern. Hierzu trugen neben der um rund ein Viertel niedrigeren Kreditrisikovorsorge das deutlich um 13,6% auf 509 Mio € gestiegene operative Ergebnis bei. Die Verwaltungsaufwendungen reduzierten sich um 13% vor allem durch striktes Kostenmanagement.

Die Zunahme der operativen Erträge resultiert im Wesentlichen aus dem um 5,4% gestiegenen Provisionsüberschuss infolge der höheren Einnahmen im Zahlungsverkehr und der gestiegenen Erträge aus Beratungsentgelten im Zusammenhang mit den strukturierten Finanzierungen. Der Zinsüberschuss erhöhte sich leicht um 0,5%. Sowohl das Ertragswachstum als auch die Kostenreduzierung führten bei der Cost-Income-Ratio zu einer signifikanten Verbesserung um 6,5%-Punkte auf 39,2%.

Erfolgsrechnung der Division Firmen- & Kommerzielle Immobilienkunden, Subdivision Kommerzielle Immobilienkunden

Erträge/Aufwendungen	1.1.-30.9.2006	1.1.-30.9.2005	3. Quartal 2006	2. Quartal 2006	1. Quartal 2006
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
Zinsüberschuss	**133**	**130**	**40**	**44**	**49**
Provisionsüberschuss	30	29	11	11	8
Handelsergebnis	0	0	0	0	0
Saldo sonstige Aufwendungen/Erträge	3	5	0	2	1
Zinsunabhängige Erträge	**33**	**34**	**11**	**13**	**9**
OPERATIVE ERTRÄGE	**166**	**164**	**51**	**57**	**58**
Personalaufwand	11	15	4	3	4
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	28	37	10	8	10
Verwaltungsaufwand	**39**	**52**	**14**	**11**	**14**
OPERATIVES ERGEBNIS	**127**	**112**	**37**	**46**	**44**
Integrationsaufwendungen	0	0	0	0	0
Kreditrisikovorsorge	52	80	30	4	18
Finanzanlageergebnis und andere Posten[1]	-6	-10	-6	0	0
ERGEBNIS VOR STEUERN	**69**	**22**	**1**	**42**	**26**
Cost-Income-Ratio in %	**23,5**	**31,7**	**27,5**	**19,3**	**24,1**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung in der Subdivision Kommerzielle Immobilienkunden

Die Subdivision Kommerzielle Immobilienkunden führt das in 2005 begonnene Restrukturierungsprogramm insbesondere den Abbau unprofitabler Portfolios auch in 2006 unverändert weiter. Das Ergebnis vor Steuern erreichte mit 69 Mio € das Dreifache des Vorjahresergebnisses. Diese Entwicklung resultiert neben der um 35% reduzierten Kreditrisikovorsorge auch aus den um 13,4% gestiegenen operativen Ergebnis. Im operativen Geschäft sanken die Verwaltungsaufwendungen um rund ein Viertel und verringerten sich dabei sowohl beim Personalaufwand als auch bei den anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen und Immaterielle Vermögensgegenstände. Bei relativ stabilen Quartalsbeiträgen in 2006 erhöhten sich die operativen Erträge gegenüber dem Vorjahr leicht um 1,2% bei gestiegenem Provisions- und Zinsüberschuss. Die Entwicklung des Zinsüberschusses ist weiterhin durch den fortgeführten strategischen Portfolioabbau belastet. Die Zunahme des Zinsüberschusses gegenüber dem Vorjahr ist deshalb vor dem Hintergrund einer im dritten Quartal des Vorjahres erfolgten einmaligen Zinsüberschussbelastung entstanden.

Erfolgsrechnung der Division Markets & Investment Banking

Erträge/Aufwendungen	1.1.–30.9.2006 in Mio €	1.1.–30.9.2005 in Mio €	3. Quartal 2006 in Mio €	2. Quartal 2006 in Mio €	1. Quartal 2006 in Mio €
Zinsüberschuss	**810**	**803**	**268**	**256**	**286**
Provisionsüberschuss	260	220	72	86	102
Handelsergebnis	658	357	193	171	294
Saldo sonstige Aufwendungen/Erträge	2	8	–8	5	5
Zinsunabhängige Erträge	**920**	**585**	**257**	**262**	**401**
OPERATIVE ERTRÄGE	**1730**	**1388**	**525**	**518**	**687**
Personalaufwand	378	320	120	120	138
Andere Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	460	460	147	162	151
Verwaltungsaufwand	**838**	**780**	**267**	**282**	**289**
OPERATIVES ERGEBNIS	**892**	**608**	**258**	**236**	**398**
Integrationsaufwendungen	0	0	0	0	0
Kreditrisikovorsorge	4	39	5	–16	15
Finanzanlageergebnis und andere Posten[1]	59	95	16	16	27
ERGEBNIS VOR STEUERN	**947**	**664**	**269**	**268**	**410**
Cost-Income-Ratio in %	**48,4**	**56,2**	**50,9**	**54,4**	**42,1**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung in der Division Markets & Investment Banking

Die Division Markets & Investment Banking konnte in den ersten neun Monaten 2006 das Ergebnis vor Steuern gegenüber dem Vorjahresvergleichszeitraum um 42,6% von 664 Mio € auf 947 Mio € steigern.

Diese Entwicklung ist fast ausschließlich auf das verbesserte operative Ergebnis (+46,7% auf 892 Mio €) zurückzuführen, da sich der Rückgang im Finanzanlageergebnis und die Verbesserung bei der Kreditrisikovorsorge weitgehend kompensieren.

Der Rückgang in der Position Finanzanlageergebnis und andere Posten ist im Wesentlichen auf die im Vorjahr enthaltenen Veräußerungsgewinne aus dem Verkauf unserer Anteile an der Premiere AG und der Anteile am Rhön-Klinikum zurückzuführen, denen im laufenden Jahr keine Veräußerungsgewinne in vergleichbarer Größenordnung gegenüberstehen.

In der Kreditrisikovorsorge bewegt sich die Division weiterhin auf niedrigem Niveau.

Das operative Ergebnis wurde getragen von den um 342 Mio € bzw. 24,6% gestiegenen operativen Erträgen, insbesondere durch das außergewöhnlich gute Handelsergebnis, das wir gegenüber dem Vorjahresvergleichszeitraum fast verdoppeln konnten. Daneben konnten auch beim Provisionsergebnis signifikante Steigerungen erzielt werden (+18,2%).

Getragen durch die verbesserten operativen Erträge hat sich die Cost-Income-Ratio um 7,8%-Punkte auf 48,4% verbessert, obwohl der Verwaltungsaufwand infolge höherer leistungsbezogener Personalaufwendungen um 7,4% angestiegen ist.

Im dritten Quartal konnten wir an die gute Performance des zweiten Quartals anknüpfen. Beim operativen Ergebnis gab es infolge eines um 4,7% erhöhten Zinsüberschusses und eines um 12,9% verbesserten Handelsergebnisses eine Steigerung in Höhe von 9,3% gegenüber dem Vorquartal, die mit einer Verbesserung der Cost-Income-Ratio auf 50,9% einherging.

Erfolgsrechnung der Division Sonstige/Konsolidierung

Erträge/Aufwendungen	1.1.–30.9.2006	1.1.–30.9.2005	3. Quartal 2006	2. Quartal 2006	1. Quartal 2006
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
OPERATIVE ERTRÄGE	**86**	**-36**	**-2**	**60**	**28**
Verwaltungsaufwand	**246**	**229**	**94**	**51**	**101**
OPERATIVES ERGEBNIS	**-160**	**-265**	**-96**	**9**	**-73**
Integrationsaufwendungen	14	0	12	2	0
Kreditrisikovorsorge	323	183	91	132	100
Finanzanlageergebnis und andere Posten[1]	22	-228	-11	2	31
ERGEBNIS VOR STEUERN	**-475**	**-676**	**-210**	**-123**	**-142**

[1] Beinhaltet die GuV-Positionen Rückstellungen im Nichtkreditgeschäft, Abschreibungen auf Geschäfts- oder Firmenwerte und das Finanzanlageergebnis.

Entwicklung der Division *Sonstige/Konsolidierung*

Das Segment Sonstige/Konsolidierung beinhaltet die Subsegmente Global Banking Services, Group Corporate Center inklusive der Erfolgsbeiträge aus dem neu entstandenen und in diesem Segment zusammengefassten Special Credit Portfolio und dem bisher separat ausgewiesenen Segment Real Estate Restructuring sowie den Konsolidierungseffekten. Die operativen Erträge dieses Segments liegen nach den ersten neuen Monaten 2006 bei 86 Mio € nach einem negativen Wert für den entsprechenden Vorjahreszeitraum (-36 Mio €). Diese Ergebnisverbesserung steht überwiegend im Zusammenhang mit den im Vorjahr noch als Verlustübernahme enthaltenen Belastungen aus dem Teilkonzern Immobilien AG, die sich im aktuellen Geschäftsjahr deutlich reduzierten. Daneben ist der Zinsüberschuss in Folge des Volumenabbaus im ehemaligen Segment Real Estate Restructuring und geringeren Einnahmen aus Dividenden rückläufig. Teilweise kompensierend wirkte sich der Anstieg im Handelsergebnis aus, der auf dem Wegfall von das Vorjahr belastenden Effekten aus der Währungsumrechnung gemäß IAS 21.28 zurückzuführen ist. Der Anstieg des Verwaltungsaufwands resultiert auch aus dem Erstkonsolidierungseffekt wegen erstmaliger Einbeziehung des Teilkonzerns HVB Immobilien AG. Das operative Geschäft verbessert sich gegenüber dem Vorjahr um 105 Mio € auf -160 Mio €. Für das Ergebnis vor Steuern weist das Segment per 30. September 2006 einen negativen Wert in Höhe von -475 Mio € aus, auch in Folge der für das neu entstandene Special Credit Portfolio notwendigen Kreditrisikovorsorge in Höhe von 323 Mio €. Dabei ist für die Portfolios des bisherigen Geschäftsfelds Real Estate Restructuring keine Kreditrisikovorsorge angefallen. Im Vorjahr belief sich das Ergebnis vor Steuern auf -676 Mio €.

3

Überschuss aus dem originären Zinsgeschäft HVB Group neu

in Mio €	1.1.–30.9. 2006	1.1.–30.9. 2005
Zinserträge	10 363	8 832
Zinsaufwendungen	8 041	6 426
Insgesamt	**2 322**	**2 406**

4

Dividenden und ähnliche Erträge aus Kapitalinvestitionen HVB Group neu

in Mio €	1.1.–30.9. 2006	1.1.–30.9. 2005
Erträge aus		
Aktien und anderen nicht festverzinslichen Wertpapieren	65	80
verbundenen Unternehmen	17	25
nach der Equity-Methode bewerteten Unternehmen	4	4
Beteiligungen	98	50
Insgesamt	**184**	**159**

5

Provisionsüberschuss HVB Group neu

in Mio €	1.1.–30.9. 2006	1.1.–30.9. 2005
Wertpapier- und Depotgeschäft	703	648
Außenhandelsgeschäft/Zahlungsverkehr	221	224
Kreditgeschäft	284	261
Vermittlung von fremden Produkten	71	61
Sonstiges Dienstleistungsgeschäft	77	102
Insgesamt	**1 356**	**1 296**

6

Kreditrisikovorsorge HVB Group neu

in Mio €	1.1.–30.9. 2006	1.1.–30.9. 2005
Zuführungen	1 299	996
Wertberichtigungen auf Forderungen	1 262	971
Rückstellungen im Kreditgeschäft	37	25
Auflösungen	–582	–323
Wertberichtigungen auf Forderungen	–568	–319
Rückstellungen im Kreditgeschäft	–14	–4
Eingänge auf abgeschriebene Forderungen	–79	–28
Insgesamt	**638**	**645**

7

Ergebnis aufgegebener Geschäftsbereiche

Als aufgegebene Geschäftsbereiche sind die BA-CA Gruppe, die International Moscow Bank, HVB Latvia, HVB Ukraine und die HVB AG Niederlassungen Vilnius und Tallinn definiert.

in Mio €	1.1.–30.9. 2006	1.1.–30.9. 2005
Zinsüberschuss	2 202	1 973
Provisionsüberschuss	1 321	1 056
Handelsergebnis inkl. Ergebnis aus Hedging und Fair Value Option	387	211
Saldo sonstige Aufwendungen/Erträge	49	1
Verwaltungsaufwand	2 211	1 982
OPERATIVES ERGEBNIS	**1 748**	**1 259**
Rückstellungen im Nichtkreditgeschäft	6	–1
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0
Integrationsaufwendungen	3	60
Kreditrisikovorsorge	419	329
Finanzanlageergebnis	698	303
ERGEBNIS VOR STEUERN	**2 018**	**1 174**
Ertragsteuern	256	219
ERGEBNIS NACH STEUERN	**1 762**	**955**
Fremdanteile am Ergebnis	–518	–306
GEWINN/VERLUST	**1 244**	**649**

8

Ergebnis je Aktie HVB Group gesamt

	1.1.–30.9. 2006	1.1.–30.9. 2005
Gewinn/Verlust ohne Fremdanteile (in Mio €)[1]	1 499	890
Durchschnittliche Anzahl der Aktien	750 699 140	750 699 140
Ergebnis je Aktie in €	3,39	1,19
Ergebnis je Aktie (bereinigt)[1] in €	2,--	—

[1] 2006 bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften.

9 Handelsaktiva

in Mio €	30.9.2006	31.12.2005
Schuldverschreibungen und andere festverzinsliche Wertpapiere	46 281	41 838
Aktien und andere nicht festverzinsliche Wertpapiere	16 520	11 663
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	34 712	44 371
Sonstige Handelsbestände	5 704	5 647
Insgesamt	**103 217**	**103 519**

10 Forderungen an Kreditinstitute nach Fristen

in Mio €	30.9.2006	31.12.2005
Täglich fällig	17 251	13 459
Befristet	53 418	43 770
Insgesamt	**70 669**	**57 229**

11 Forderungen an Kunden nach Fristen

in Mio €	30.9.2006	31.12.2005
Unbestimmte Laufzeiten	23 039	23 423
Befristet mit Restlaufzeit	241 957	251 220
bis 3 Monate	33 740	35 679
über 3 Monate bis 1 Jahr	19 112	18 774
über 1 Jahr bis 5 Jahre	55 405	55 602
über 5 Jahre	133 700	141 165
Insgesamt	**264 996**	**274 643**

12 Kreditvolumen

Aufteilung nach Inhalten

in Mio €	30.9.2006	31.12.2005
Kredite und Darlehen an Kreditinstitute	23 118	22 495
Kredite und Darlehen an Kunden	261 645	270 611
Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen	38 090	39 513
Insgesamt	**322 853**	**332 619**

13 Wertberichtigungen auf Forderungen

Bestandsentwicklung

in Mio €	2006	2005
Bestand zum 1.1.	**12 511**	**13 404**
Erfolgswirksame Veränderungen		
Bruttozuführungen	+ 1 976	+ 1 619
Auflösungen	– 776	– 562
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	– 839	+ 31
Inanspruchnahme von bestehenden Wertberichtigungen	– 2 500	– 1 313
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 80	– 26
Bestand zum 30.9.	**10 292**	**13 153**

14 Finanzanlagen

in Mio €	30.9.2006	31.12.2005
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	6 499	8 017
AfS-Finanzanlagen	15 120	14 697
Anteile an verbundenen nicht konsolidierten Unternehmen	1 103	1 149
Beteiligungen	2 069	1 693
Schuldverschreibungen und andere festverzinsliche Wertpapiere	7 458	7 491
Aktien und andere nicht festverzinsliche Wertpapiere	4 490	4 364
Fair-Value-Option-Finanzanlagen	20 376	21 136
Schuldverschreibungen und andere festverzinsliche Wertpapiere	18 516	19 134
Aktien und andere nicht festverzinsliche Wertpapiere	1 860	2 002
At-Equity bewertete Unternehmen	1 094	1 036
darunter:		
Geschäfts- oder Firmenwerte	83	83
Als Finanzinvestition gehaltene Grundstücke und Gebäude	1 335	533
Insgesamt	**44 424**	**45 419**

15

Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In dieser Position sind folgende Sachverhalte enthalten:

- Kreditportfolioverkauf Projekt Aphrodite

Gemäß Rahmenvertrag vom 16. Januar 2006 hat die HVB AG ein Kreditportfolio an die Kypris Acquisitions Ltd., London, verkauft. Der Verkauf war bis zum 30. September 2006 noch nicht vollzogen.

- HVB Payments & Services (PAS)

Im Juni 2006 haben die Postbank und die HypoVereinsbank einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Die Postbank beabsichtigt, den Zahlungsverkehr der HVB durch ihre Tochter Betriebs-Center für Banken Deutschland GmbH & Co. KG (BCB) abzuwickeln. Die Zahlungsverkehrstochter PAS der HVB könnte in die BCB integriert werden. Der Hauptvertrag wird derzeit verhandelt.

Darüber hinaus wurden verschiedene, bisher unter Finanzanlagen ausgewiesene Investment Properties als zur Veräußerung bestimmt klassifiziert. Dies gilt ebenfalls für ein Gebäude, das auf Grund einer überwiegend bankbetrieblichen Nutzung im Sachanlagevermögen enthalten war.

Im Rahmen des Abbaus von nicht strategischem Anteilsbesitz beabsichtigt die HVB Group, ihre Anteile an der Euroclear plc zu veräußern, und deshalb ist dieser Anteilsbesitz ebenfalls als zur Veräußerung bestimmt klassifiziert.

Die HypoVereinsbank hat am 7. November 2006 bekannt gegeben, dass sie sich mit der Barclays Bank PLC (Barclays) auf den Verkauf der Indexchange AG (INDEXCHANGE) zum Preis von 240 Mio € verständigt hat. Die Voraussetzung zur Klassifizierung der Indexchange AG als eine zur Veräußerung gehaltene Vermögensgruppe war schon zum Stichtag 30. September 2006 gegeben.

Die Hauptgruppen der oben beschriebenen Vermögenswerte gliedern sich wie folgt auf:

in Mio €	30.9.2006	31.12.2005
Barreserve	0	598
Handelsaktiva	0	226
Forderungen an Kreditinstitute	0	169
Forderungen an Kunden und Wertberichtungen auf Forderungen	1 479	1 854
Finanzanlagen	134	267
Sachanlagen	14	32
Immaterielle Vermögenswerte	0	67
Ertragsteueransprüche	3	7
Sonstige Aktiva	4	20
Summe der Aktiva	**1 634**	**3 240**

Der Rückgang der Aktivposten gegenüber dem Jahresultimo 2005 ist auf die Entkonsolidierung der im Juni 2006 verkauften HVB Splitska banka zurückzuführen.

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	30.9.2006	31.12.2005
Täglich fällig	19 024	16 394
Befristet	99 761	97 345
Insgesamt	**118 785**	**113 739**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	30.9.2006	31.12.2005
Spareinlagen und Einlagen aus dem Bauspargeschäft	35 418	36 711
Andere Verbindlichkeiten	125 365	121 710
Täglich fällig	66 732	65 303
Befristet	58 633	56 407
Insgesamt	**160 783**	**158 421**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	30.9.2006	31.12.2005
Befristet mit Restlaufzeit		
bis 3 Monate	16 937	14 487
über 3 Monate bis 1 Jahr	12 326	19 683
über 1 Jahr bis 5 Jahre	45 231	42 956
über 5 Jahre	28 008	28 856
Insgesamt	**102 502**	**105 982**

19

Rückstellungen

in Mio €	30.9.2006	31.12.2005
Rückstellungen für Pensionen und ähnliche Verpflichtungen	3 842	3 905
Restrukturierungsrückstellungen	416	564
Rückstellungen im Kreditgeschäft	479	482
Sonstige Rückstellungen	1 041	721
Insgesamt	**5 778**	**5 672**

20

Nachrangkapital

in Mio €	30.9.2006	31.12.2005
Nachrangige Verbindlichkeiten	11 509	11 990
Genussrechtskapital	1 568	1 830
Hybride Kapitalinstrumente	3 717	3 792
Insgesamt	**16 794**	**17 612**

21

Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen

Die Verbindlichkeiten der zur Veräußerung gehaltenen Veräußerungsgruppen gliedern sich wie folgt auf:

in Mio €	30.9.2006	31.12.2005
Verbindlichkeiten gegenüber Kreditinstituten	0	444
Verbindlichkeiten gegenüber Kunden	39	1 360
Handelspassiva	0	14
Rückstellungen	22	23
Ertragsteuerverpflichtungen	1	3
Sonstige Passiva	20	43
Nachrangkapital	0	—
Summe der Verbindlichkeiten	**82**	**1 887**

Der Rückgang der Passivposten gegenüber dem Jahresultimo 2005 ist auf die Entkonsolidierung der im Juni 2006 verkauften HVB Splitska banka zurückzuführen.

Bilanz zum 30. September 2006
HVB Group neu
(pro forma, ohne aufgegebene Geschäftsbereiche)

Unter den nachstehend beschriebenen Prämissen ergibt sich durch die Transfers der BA-CA, der IMB, der HVB Bank Ukraine, der HVB Bank Latvia, der Vermögensgegenstände und Verbindlichkeiten der HVB Niederlassungen in Vilnius, Litauen und in Tallinn, Estland, als Gesamtheit die nachstehend aufgeführte pro forma Konzernbilanz der HVB Group neu:

Aktiva	30.9.2006	31.12.2005	Veränderung	
	in Mio €	*in Mio €*	in Mio €	in %
Barreserve	2 338	3 557	- 1 219	- 34,3
Handelsaktiva	91 328	88 601	+ 2 727	+ 3,1
Forderungen an Kreditinstitute	62 117	48 897	+ 13 220	+ 27,0
Forderungen an Kunden	170 944	185 241	- 14 297	- 7,7
Wertberichtigungen auf Forderungen	-7 089	-9 228	+ 2 139	+ 23,2
Finanzanlagen	25 513	26 981	- 1 468	- 5,4
Sachanlagen	1 582	1 568	+ 14	+ 0,9
Immaterielle Vermögenswerte	874	947	- 73	- 7,7
Ertragsteueransprüche	2 291	2 274	+ 17	+ 0,7
Sonstige Aktiva	2 813	2 820	- 7	- 0,2
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	1 610	0	+ 1 610	+ 100,0
Summe der Aktiva	**354 321**	**351 658**	**+ 2 663**	**+ 0,8**

Passiva	30.9.2006	31.12.2005	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	78 394	72 465	+ 5 929	+ 8,2
Verbindlichkeiten gegenüber Kunden	93 052	93 381	- 329	- 0,4
Verbriefte Verbindlichkeiten	79 541	83 784	- 4 243	- 5,1
Handelspassiva	59 975	59 775	+ 200	+ 0,3
Rückstellungen	1 574	1 522	+ 52	+ 3,4
Ertragsteuerverpflichtungen	1 537	1 347	+ 190	+ 14,1
Sonstige Passiva	5 410	5 636	- 226	- 4,0
Nachrangkapital	12 623	13 243	- 620	- 4,7
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen	82	0	+ 82	+ 100,0
Eigenkapital	22 133	20 505	+ 1 628	+ 7,9
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	21 174	19 650	+ 1 524	+ 7,8
Anteile in Fremdbesitz	959	855	+ 104	+ 12,2
Summe der Passiva	**354 321**	**351 658**	**+ 2 663**	**+ 0,8**

Für die Erstellung der Bilanzen HVB Group neu (pro forma) der Stichtage 31. Dezember 2005 sowie 30. September 2006 wurden folgende Prämissen zugrunde gelegt:

- Vereinfachend wurde in den pro forma-Darstellungen zu den beiden Stichtagen 31. Dezember 2005 und 30. September 2006 angenommen, dass die zum Tag der Hauptversammlung am 25. Oktober 2006 ermittelten Veräußerungserlöse auch zu jedem dieser Stichtage erzielbar gewesen wären. Ferner wurden Veräußerungskosten einheitlich vernachlässigt.
- Für die pro forma-Betrachtung zum 30. September 2006 ist dabei die Besonderheit zu beachten, dass der Ausschüttungsanspruch auf das von der Bank Austria Creditanstalt, der IMB, der HVB Bank Ukraine, der HVB Bank Latvia im Geschäftsjahr 2006 erwirtschaftete Ergebnis auf den Käufer übergeht und mit dem Veräußerungserlös abgegolten ist.
- Etwaige Effekte aus der Wiederanlage der Verkaufserlöse in Bilanz und Gewinn- und Verlustrechnung sind in dieser pro forma-Betrachtung nicht enthalten, da hinsichtlich möglicher Reinvestitionen noch keine konkreten Entscheidungen getroffen wurden und somit auch keine konkreten Ertragserwartungen zu Grunde gelegt werden können. Die Darstellung der Effekte aus diesen Transaktionen auf die Erfolgsrechnung ist aus denselben Gründen nicht enthalten.
- Nach dem geltenden deutschen Steuerrecht ist der Veräußerungsgewinn aus dem Verkauf der Beteiligungen von Körperschaftsteuer, Solidaritätszuschlag und Gewerbesteuer befreit. Ein Betrag in Höhe von 5% des Veräußerungsgewinns gilt als nicht abzugsfähige Betriebsausgabe und unterliegt daher der Körperschaftsteuer zuzüglich Solidaritätszuschlag und der Gewerbesteuer. Der Gewinn aus der Veräußerung der Auslandsfiliale Vilnius, Litauen, unterliegt einer Ertragsteuerbelastung von 19%, der Gewinn aus der Veräußerung der Auslandsfiliale Tallinn, Estland, unterliegt einer Ertragsteuerbelastung von 24%. Die Steuerbelastungen wurden in die Steuerrückstellung eingestellt.
- Da die HypoVereinsbank Gruppe im ersten Quartal 2006 das im überarbeiteten IAS 19.93A »Leistungen an Arbeitnehmer« neu ermöglichte und retrospektiv anzuwendende Wahlrecht ausgeübt hat, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, wurden die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung angepasst.
- Im Juli 2006 wurden die über Tochtergesellschaften der HypoVereinsbank gehaltenen Anteile an der Activest Investmentgesellschaft mbH, Unterföhring, an der Activest Investmentgesellschaft Luxembourg S.A., Luxemburg, und an der Activest Investmentgesellschaft Schweiz AG, Bern, an die Pioneer Global Asset Management S.p.A. veräußert. Diese Verkäufe (Gesamtpreis in Höhe von 600 Mio €) wurden von dem Vorstand der HypoVereinsbank Ende Juni 2006 beschlossen. Der Aufsichtsrat stimmte am 4. Juli 2006 diesem Beschluss zu. Die resultierenden Effekte aus diesen Verkäufen, die im 3. Quartal 2006 vollzogen wurden, sind in der Berechnung zum Stichtag 30. September 2006 enthalten.
- In der Hauptversammlung vom 14. August 2006 der HVB Bank Latvia wurde einer Kapitalerhöhung in Höhe von 40 Mio € zugestimmt. Die aus dieser Kapitalerhöhung resultierenden Effekte sind in der pro forma Darstellung zum Stichtag 30. September 2006 berücksichtigt.
- Eine Kapitalerhöhung bei der IMB in Höhe von circa 100 Mio US$ soll im 4. Quartal 2006 vollzogen werden. Die aus dieser Kapitalerhöhung resultierenden Effekte sind in der pro forma Darstellung nicht berücksichtigt.
- Im Juni 2006 wurde mit der Bankengruppe Nordea Finland PLC (Nordea) eine Vereinbarung über den Kauf einer weiteren Beteiligung am stimmberechtigten Kapital der IMB in Höhe von 26,44% getroffen. Diese Transaktion wurde im Oktober 2006 abgeschlossen. Die aus dieser Transaktion resultierenden Effekte sind in der pro forma Darstellung nicht berücksichtigt.

23

Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 2 700 365 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 2 297 908 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 28,15 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 28,17 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 8,1 Mio € bzw. 0,4% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 155 694 Stück Aktien, das entspricht einem Betrag von 0,4 Mio € bzw. 0,02% des Grundkapitals.

Am 30. September 2006 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 172 163 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,5 Mio € bzw. einem Anteil von 0,02% des Grundkapitals.

24

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	30.9.2006	31.12.2005
Eventualverbindlichkeiten	38 111	39 534
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	38 090	39 513
Andere Verpflichtungen	74 517	61 058
darunter:		
unwiderrufliche Kreditzusagen	57 557	52 341
Insgesamt	**112 628**	**100 592**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung risikoreduzierender Effekte ergab sich zum 30. September 2006 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 37,6 Mrd € (31. Dezember 2005: 47,5 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 20,1 Mrd € (31. Dezember 2005: 19,5 Mrd €); nach Bonitätsgewichtung verbleiben 5,8 Mrd € (31. Dezember 2005: 5,4 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	30.9.2006	31.12.2005	30.9.2006	31.12.2005	30.9.2006	31.12.2005
Zinsbezogene Geschäfte	1 926 622	1 952 534	25 327	37 310	26 586	37 668
Währungsbezogene Geschäfte	379 873	323 298	4 137	4 542	3 952	4 949
Aktien-/indexbezogene Geschäfte	231 778	197 605	6 176	4 699	6 987	5 434
Kreditderivate	223 201	139 688	1 819	903	2 735	1 743
Sonstige Geschäfte	3 706	2 290	241	117	258	122
Insgesamt	**2 765 180**	**2 615 415**	**37 700**	**47 571**	**40 518**	**49 916**

25

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2005, Seite 78f.).

Value-at-Risk[1]

in Mio €	30.9.2006	31.12.2005
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	22	23
Währungsbezogene Geschäfte	8	9
Aktien-/indexbezogene Geschäfte	9	14
Diversifikationseffekt	–15	–17
Insgesamt	**24**	**29**

[1] Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

GREMIEN

Mitglieder des Aufsichtsrats

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf
seit 9.3.2006

Sergio Ermotti
seit 22.8.2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
bis 8.3.2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori
bis 21.8.2006

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Johann Berger
Divisionen Firmen- und Kommerzielle Immobilienkunden, Österreich & Zentral- und Osteuropa
bis 31.8.2006

Willibald Cernko
Division Privat- und Geschäftskunden,
seit 23.2.2006

Jan-Christian Dreesen
Division Privat- und Geschäftskunden,
bis 9.2.2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
(bis 11.9.2006 stellv.)
Division Firmen- und Kommerzielle Immobilienkunden

Ronald Seilheimer
Division Markets & Investment Banking

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands,
Division Österreich & Zentral- und Osteuropa (seit 12.9.2006)

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

QUARTALSÜBERSICHT HVB GROUP GESAMT

	3. Quartal 2006	2. Quartal 2006	1. Quartal 2006	4. Quartal 2005	4. Quartal (bereinigt)[1]	3. Quartal 2005
Erfolgszahlen in Mio €						
Zinsüberschuss	1 585	1 577	1 546	1 571	1 571	1 518
Provisionsüberschuss	797	917	963	846	846	850
Handelsergebnis	285	287	488	160	160	208
Saldo sonstige Aufwendungen/Erträge	-2	57	33	-248	-248	-16
OPERATIVE ERTRÄGE	**2 665**	**2 838**	**3 030**	**2 329**	**2 329**	**2 560**
Verwaltungsaufwand	1 652	1 647	1 701	1 733	1 733	1 637
OPERATIVES ERGEBNIS	**1 013**	**1 191**	**1 329**	**596**	**596**	**923**
Rückstellungen im Nichtkreditgeschäft	29	26	24	86	86	13
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0	0	0
Integrationsaufwendungen	19	3	0	459	0	60
Kreditrisikovorsorge	439	295	323	508	361	326
Finanzanlageergebnis	559	729	99	182	209	79
ERGEBNIS VOR STEUERN	**1 085**	**1 596**	**1 081**	**-275**	**358**	**603**
Ertragsteuern	124	224	283	-119	6	114
ERGEBNIS NACH STEUERN	**961**	**1 372**	**798**	**-156**	**352**	**489**
Fremdanteile am Ergebnis	-119	-317	-147	-92	-114	-165
GEWINN/VERLUST DER HVB GROUP GESAMT	**842**	**1 055**	**651**	**-248**	**238**	**324**
Ergebnis je Aktie[2] in €	0,41	0,72	0,87	- 0,33	0,32	0,44

[1] Bereinigt um Integrationsaufwendungen und zusätzliche Kreditrisikovorsorge.

[2] 2. Quartal 2006 bereinigt um den Veräußerungsgewinn HVB Splitska banka; unbereinigt beträgt das Ergebnis je Aktie 1,40 €;
3. Quartal 2006 bereinigt um den Veräußerungsgewinn *Activest-Gesellschaften*; unbereinigt beträgt das Ergebnis je Aktie 1,12 €.

	30.9.2006	30.6.2006	31.3.2006	31.12.2005 (bereinigt)[1]	31.12.2005	30.9.2005
Kennzahlen in %						
Eigenkapitalrentabilität nach Steuern, bereinigt um die Veräußerungsgewinne HVB Splitska banka und Activest Gesellschaften	17,6	20,9	—	—	—	—
Eigenkapitalrentabilität nach Steuern	29,8	30,0	22,8	10,2[2]	5,6[2]	10,4[2]
Cost-Income-Ratio (gemessen an den operativen Erträgen)	58,6	57,0	56,4		66,4	65,2
Bilanzzahlen in Mrd €						
Bilanzsumme	495,1	486,8	498,2		493,7[2]	495,9[2]
Kreditvolumen	322,9	323,7	330,3		332,6	334,1
Bilanzielles Eigenkapital	18,5	16,6	16,3		15,4	16,0
Bankaufsichtsrechtliche Kennzahlen nach KWG						
Kernkapital in Mrd €	17,1	16,9	17,1		17,1	16,1
Eigenmittel in Mrd €	25,6	25,3	25,6		26,0	26,0
Risikoaktiva in Mrd €	236,0	233,5	231,7		232,5	237,5
Kernkapitalquote in %	7,3	7,2	7,4		7,3	6,8
Eigenmittelquote in %	10,4	10,3	10,5		10,6	9,6
Aktie						
Börsenkurs in €	34,50	28,28	27,24		25,61	23,44
Börsenkapitalisierung in Mrd €	25,9	21,2	20,4		19,2	17,6
Mitarbeiter	60 881	62 716	62 696		61 251	60 923
Geschäftsstellen	2 378	2 489	2 461		2 316	2 263

[1] Bereinigt um Integrationsaufwendungen und zusätzliche Kreditrisikovorsorge.

[2] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »sonstige Angaben« Absatz IFRS-Grundlagen).

FINANZKALENDER

Termine 2007

Zwischenbericht zum 31. März 2007	Erscheinungstermin: 10. Mai 2007
Hauptversammlung	16. Mai 2007
Zwischenbericht zum 30. Juni 2007	Erscheinungstermin: 3. August 2007
Zwischenbericht zum 30. September 2007	Erscheinungstermin: 14. November 2007

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Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

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www.hvb.com/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

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HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Layoutsatz 2000 GmbH & Co KG
Druck: Druckerei Kriechbaumer

Druckfreigabe: 13. 11. 2006
Auslieferung: 20. 11. 2006

Printed in Germany